08058045

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Turkey
Exact name of registrant as specified in charter

0000869687
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2007
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-133956
SEC file number, if available

S-
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2007
Report period (if applicable)

SEC Mail
Mail Processing
Section
SEP 26 2008
Washington, DC
109

Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

PROCESSED
OCT 03 2008
THOMSON REUTERS

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey, on September 30, 2008.

Republic of Turkey

By: /s/Memduh Aslan AKÇAY
Memduh Aslan AKÇAY
Director General of Foreign Economic Relations,
Undersecretariat of Treasury, Prime Ministry

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Turkey's Annual Report on Form 18-K for the year ended December 31, 2007 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2008 Annual Budget of the Republic of Turkey

EXHIBIT C

5724 SAYILI

2008 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU

BİRİNCİ KISIM
Genel Hükümler

BİRİNCİ BÖLÜM
Gider, Gelir, Finansman ve Denge

Gider

MADDE 1 – (1) Bu Kanuna bağlı (A) işaretli cetvellerde gösterildiği üzere, 10/12/2003 tarihli ve 5018 sayılı Kamu Mali Yönetimi ve Kontrol Kanununa ekli;

a) (I) sayılı cetvelde yer alan genel bütçe kapsamındaki kamu idarelerine **218.284.732.372** Yeni Türk Lirası,

b) (II) sayılı cetvelde yer alan özel bütçeli idarelere 13.941.949.650 Yeni Türk Lirası,

c) (III) sayılı cetvelde yer alan düzenleyici ve denetleyici kurumlara 1.729.688.441 Yeni Türk Lirası,

ödenek verilmiştir.

Gelir ve Finansman

MADDE 2 – (1) Gelirler:

Bu Kanuna bağlı (B) işaretli cetvellerde gösterildiği üzere, 5018 sayılı Kanuna ekli;

a) (I) sayılı cetvelde yer alan genel bütçenin gelirleri 200.393.419.000 Yeni Türk Lirası,

b) (II) sayılı cetvelde yer alan özel bütçeli idarelerin gelirleri 3.417.133.196 Yeni Türk Lirası öz gelir, 10.420.672.254 Yeni Türk Lirası Hazine yardımı olmak üzere toplam 13.837.805.450 Yeni Türk Lirası,

c) (III) sayılı cetvelde yer alan düzenleyici ve denetleyici kurumların gelirleri 1.728.388.441 Yeni Türk Lirası,

olarak tahmin edilmiştir.

(2) Finansman:

Bu Kanuna bağlı (F) işaretli cetvellerde gösterildiği üzere, 5018 sayılı Kanuna ekli;

a) (II) sayılı cetvelde yer alan özel bütçeli idarelerin net finansmanı 188.591.200 Yeni Türk Lirası,

b) (III) sayılı cetvelde yer alan düzenleyici ve denetleyici kurumların net finansmanı 1.300.000 Yeni Türk Lirası,

olarak tahmin edilmiştir.

Denge

MADDE 3 – Bu Kanunun 1 inci maddesinin (a) bendinde belirtilen ödenekler toplamı ile 2 nci maddesinin birinci fıkrasının (a) bendinde yer alan tahmini gelirler toplamı arasındaki fark, net borçlanma ile karşılanır.

İKİNCİ BÖLÜM
Bütçe Düzenine İlişkin Hükümler

Bölüm düzeni ve deyimler

MADDE 4 – (1) Gider cetvelinin bölümleri, analitik bütçe sınıflandırmasına uygun olarak fonksiyonlar şeklinde düzenlenir. Fonksiyonlar; birinci, ikinci, üçüncü ve dördüncü düzeyde alt fonksiyonlara ayrılır.

(2) Bu Kanunda ve diğer kanunlarda giderlere ilişkin yer alan;

a) "Fasıl ve bölüm" deyimleri, fonksiyonel sınıflandırmanın birinci düzeyini,

b) "Kesim" deyimi, fonksiyonel sınıflandırmanın ikinci düzeyini,

c) "Madde" deyimi, fonksiyonel sınıflandırmanın üçüncü düzeyini,

ç) "Tertip" deyimi, kurumsal, fonksiyonel ve finansman tipi kodların bütün düzeyleri ile ekonomik sınıflandırmanın ilk iki düzeyini,

d) Borç ödemeleri yönünden "ilgili hizmet tertibi" deyimi, borç konusu hizmetlerin yürütüldüğü ilgili tertipleri,

ifade eder.

(3) Tahakkuk ettirilecek giderler Devlet muhasebesi kayıtlarında ekonomik sınıflandırmanın dördüncü düzeyini de kapsayacak şekilde gösterilir; kesin hesap kanunu tasarısı ise ikinci düzeyde hazırlanır.

(4) İlgili mevzuat hükümleriyle analitik bütçe sınıflandırması arasında gerekli uyumu sağlamaya ve ortaya çıkabilecek sorunları gidermeye yönelik düzenlemeler yapmaya Maliye Bakanı yetkilidir.

Bağlı cetveller

MADDE 5 – (1) Bu Kanunun 1 inci maddesi ile verilen ödeneklerin dağılımı (A),

(2) Merkezi yönetim kapsamındaki kamu idareleri tarafından ilgili mevzuata göre tahsiline devam olunacak gelirler (B),

(3) Merkezi yönetim kapsamındaki kamu idarelerinin gelirlerine dayanak teşkil eden temel hükümler (C),

(4) Bazı ödeneklerin kullanımına ve harcamalara ilişkin esaslar (E),

(5) 5018 sayılı Kanuna ekli (II) ve (III) sayılı cetvellerde yer alan idare ve kurumların nakit imkanları ile bu imkanlardan harcanması öngörülen tutarlar (F),

(6) 10/2/1954 tarihli ve 6245 sayılı Harcırah Kanunu hükümleri uyarınca verilecek gündelik ve tazminat tutarları (H),

(7) Çeşitli kanunlara göre bütçe kanununda gösterilmesi gereken parasal sınırlar (İ),

(8) Ek ders, konferans ve fazla çalışma ücretleri ile diğer ücret ödemelerinin tutarları (K),

(9) 11/8/1982 tarihli ve 2698 sayılı Milli Eğitim Bakanlığı Okul Pansiyonları Kanununun 3 üncü maddesi gereğince Milli Eğitim Bakanlığı tarafından yönetilen okul pansiyonları öğrencilerinden alınacak pansiyon ücretleri (M),

(10) 7/6/1939 tarihli ve 3634 sayılı Milli Müdafaa Mükellefiyeti Kanunu uyarınca milli müdafaa mükellefiyeti yoluyla alınacak;

a) Hayvanların alım değerleri (O),

b) Motorlu taşıtların ortalama alım değerleri ile günlük kira bedelleri (P),

(11) 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idarelerinin yıl içinde edinebilecekleri taşıtların cinsi, adedi, hangi hizmetlerde kullanılacağı ile 5/1/1961 tarihli ve 237 sayılı Taşıt Kanununa tabi kurumların yıl içinde satın alacakları taşıtların azami satın alma bedelleri (T),

(12) Kanunlar ve kararnamelerle bağlanmış vatani hizmet aylıkları (V),

işaretli cetvellerde gösterilmiştir.

Yeni tertip, gider ve gelir kalemleri açılması

MADDE 6 – (1) İlgili mevzuatına göre, yılı içinde hizmetin gerektirdiği hallerde Maliye Bakanlığınca belirlenecek esas ve usuller çerçevesinde merkezi yönetim kapsamındaki kamu idarelerinin bağlı (A) işaretli cetvellerinde yeni tertipler, (B) işaretli cetvellerinde yeni gelir kodları ve (F) işaretli cetvellerinde yeni finansman kodları açılabilir.

ÜÇÜNCÜ BÖLÜM
Mali Politikaya İlişkin Hükümler

Gerektiğinde kullanılabilecek ödenekler

MADDE 7 – (1) Personel Giderlerini Karşılama Ödeneği:

Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerine konulan ödeneklerin yetmeyeceği anlaşıldığı takdirde, ilgili mevzuatının gerektirdiği giderler için "Personel Giderleri" ve "Sosyal Güvenlik Kurumlarına Devlet Primi Giderleri" ile ilgili mevcut veya yeni açılacak tertiplere, Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.1 tertibinde yer alan ödenekten aktarma yapmaya,

(2) Yedek Ödenek:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.6 tertibinde yer alan ödenekten, genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerinde mevcut veya yeni açılacak (01), (02), (03), (05) ve (08) ekonomik sınıflandırma kodlarında yer alan tertipler ile çok acil ve zorunlu hallerde (06) ve (07) ekonomik sınıflandırma kodlarında yer alan tertiplere aktarma yapmaya,

(3) Yatırımları Hızlandırma Ödeneği:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.3 tertibinde yer alan ödenekten, 2008 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına uyularak, 2008 Yılı Yatırım Programının uygulama durumuna göre gerektiğinde öncelikli sektörlerde yer alan yatırımların hızlandırılması veya yılı içinde gelişen şartlara göre öncelikli sektör ve alt sektörlerde yer alan ve programa yeni alınması gereken projelere ödenek tahsisi veya ödeneklerinin artırılmasında kullanılmak üzere genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin projelerine ilişkin mevcut veya yeni açılacak tertiplere aktarma yapmaya,

(4) Doğal Afet Giderlerini Karşılama Ödeneği:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.5 tertibinde yer alan ödeneği, yatırım nitelikli giderler açısından yılı yatırım programı ile ilişkilendirilmek kaydıyla genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin her türlü doğal afet giderlerini karşılamak amacıyla mevcut veya yeni açılacak tertiplerine aktarmaya,

(5) Belediyelere Yardım Ödeneği:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.76-1-05.2 tertibinde yer alan ödeneği, belediyelere yardım olarak kullanmaya,

Maliye Bakanı yetkilidir.

Yatırım harcamaları

MADDE 8 – (1) 2008 Yılı Yatırım Programına ek yatırım cetvellerinde yer alan projeler dışında herhangi bir projeye harcama yapılamaz. Bu cetvellerde yer alan projeler ile ödeneği toplu olarak verilmiş projeler kapsamındaki yıllara sari işlere (kurulu gücü 500 MW

üzerinde olan baraj ve HES projeleri, Gebze-Haydarpaşa, Sirkeci-Halkalı Banliyö Hattının İyileştirilmesi ve Demiryolu Boğaz Tüp Geçişi İnşaatı Projesi ve diğer demiryolu yapım projeleri hariç) 2008 yılında başlanabilmesi için proje veya işin 2008 yılı yatırım ödeneği, proje maliyetinin yüzde onundan az olamaz. Bu oranın altında kalan proje ve işler için gerektiğinde projeler 2008 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına uyulmak ve öncelikle kurumların yatırım ödenekleri içinde kalmak suretiyle revize edilebilir.

(2) Silahlı Kuvvetler bütçesinin programlarında (03) ekonomik sınıflandırma kodunda yer alan savunma sektörü, altyapı, inşa, iskan ve tesisleriyle NATO altyapı yatırımlarının gerektirdiği inşa ve tesisler ve bunlara ilişkin kamulaştırmalar ile stratejik hedef planı içinde yer alan alım ve hizmetler, Devlet Planlama Teşkilatı Müsteşarlığının vizesine bağlı olmayıp 2008 Yılı Yatırım Programına ek yatırım cetvellerinde yer almaz.

(3) Merkezi yönetim kapsamındaki kamu idarelerinin, yatırım programında ödenekleri toplu olarak verilmiş yıllık projelerinden makine-teçhizat, büyük onarım, idame-yenileme, tamamlama ile bilgisayar yazılımı ve donanımı projelerinin detay programları ile alt harcama kalemleri itibarıyla tadat edilen ve edilmeyen toplulaştırılmış projelerinin alt harcama kalemleriyle ilgili işlemlerde 2008 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esasları uygulanır.

(4) 2008 Yılı Yatırım Programına ek yatırım cetvellerinde yer alan projelerden DPT Müsteşarlığının uygun görüşü ve ilgili Bakanın onayı ile il özel idarelerince valinin yetki ve sorumluluğunda gerçekleştirilmesi uygun görülenlerin bedelleri, münhasıran proje ile ilgili harcamalarda kullanılmak üzere hizmetin ait olduğu il özel idaresine ödenir. Bu kapsamda yürütülecek projelerin etüt, keşif ve kontrol hizmetleri ilgili bakanlık ve genel müdürlüğün il teşkilatlarınca yapılır. Bu projelerin ihale edilmek suretiyle yaptırılması ve bedellerinin ödenmesi ise valinin onayı ile il özel idarelerince gerçekleştirilir. Bu projelerden mahalli hizmet niteliği taşıyan işler, bu fıkrada belirtilen esaslar çerçevesinde program ve proje safhasında da valilerin yetki ve sorumluluğuna devredilebilir.

(5) 2008 Yılı Yatırım Programına ek yatırım cetvellerinde yıl içinde yapılması zorunlu değişiklikler için 2008 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Kararda yer alan usullere uyulur.

Resmi taşıtlara ilişkin hususlar

MADDE 9 – (1) Bu Kanuna ekli (T) işaretli cetvelde yer alan taşıtlar, ancak çok acil ve zorunlu hallere münhasır olmak kaydıyla ilgili bakanlığın teklifi üzerine Bakanlar Kurulu kararı ile edinilebilir.

(2) Vakıf, dernek, sandık, banka, birlik, firma, şahıs ve benzeri kuruluş veya kişilere ait olup 237 sayılı Kanun kapsamında bulunan kurumlar ile özel kanunla kurulmuş diğer kamu kurum, kurul, üst kurul ve kuruluşlarınca kullanılan taşıtların giderleri için kurum bütçelerinden hiçbir şekilde ödeme yapılamaz.

(3) Türk Silahlı Kuvvetleri (Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı dahil) ile Emniyet Genel Müdürlüğüne kurum, kuruluş, dernek ve vakıflarca hibe edilecek taşıtlar, (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın Bakanlar Kurulu kararı ile edinilebilir.

(4) Emniyet Genel Müdürlüğüne ait taşıtlar, 12/4/2001 tarihli ve 4645 sayılı Kanun hükümleri çerçevesinde (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın, cinsi ve adedi İçişleri Bakanının talebi ve Maliye Bakanlığının teklifi üzerine alınacak Bakanlar Kurulu kararında belirlenmek kaydıyla 4/1/2002 tarihli ve 4734 sayılı Kamu İhale Kanununa tabi olmaksızın mübadele yoluyla yenileri ile değiştirilebilir. Aradaki fiyat farkı, Türk Polis Teşkilatını Güçlendirme Vakfı gelirlerinden karşılanır.

(5) Türk Silahlı Kuvvetlerine (Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı dahil) ait taşıtlar, 30/5/1985 tarihli ve 3212 sayılı Kanun hükümleri çerçevesinde (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın, cinsi ve adedi Milli Savunma Bakanlığının (Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı için ise İçişleri Bakanlığının) talebi ve Maliye Bakanlığının teklifi üzerine alınacak Bakanlar Kurulu kararında belirlenmek kaydıyla 4734 sayılı Kanuna tabi olmaksızın mübadele yoluyla yenileriyle değiştirilebilir. Aradaki fiyat farkı, kantin gelirlerinden, döner sermaye gelirlerinden veya bağış yoluyla (Jandarma Genel Komutanlığı için Jandarma Asayiş Vakfı gelirlerinden) karşılanır.

(6) Türk Silahlı Kuvvetlerine (Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı dahil) ait taşıtlardan, trafiğe tescil tarihi itibarıyla en az 10 yaşını doldurmuş olanlar, (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın, cinsi ve adedi, ilgisine göre Milli Savunma Bakanlığı veya İçişleri Bakanlığının kararıyla, 4734 sayılı Kanuna tabi olmaksızın ve satılacak taşıt sayısı satın alınacak taşıt sayısından az olmamak ve satın alınacak taşıt sayısı Milli Savunma Bakanlığı için 30 adedi, İçişleri Bakanlığı (Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı için) için ise 10 adedi geçmemek üzere mübadele yoluyla yenileriyle değiştirilebilir ve aradaki fiyat farkı, bütçeden karşılanabilir. Bu fıkrada yer almayan hususlar hakkında 3212 sayılı Kanun hükümleri uygulanır.

DÖRDÜNCÜ BÖLÜM
Bütçe Uygulamasına İlişkin Hükümler

Aktarma ve ekleme işlemleri

MADDE 10 – (1) a) Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerinin "Personel Giderleri" ile "Sosyal Güvenlik Kurumlarına Devlet Primi Giderleri" tertiplerinde yer alan ödenekleri, Maliye Bakanlığı bütçesinin "Personel Giderlerini Karşılama Ödeneği" ile gerektiğinde "Yedek Ödenek" tertibine; diğer ekonomik kodlara ilişkin tertiplerde yer alan ödenekleri ise 5018 sayılı Kanunun 21 inci maddesinin üçüncü fıkrasında yer alan sınırlamalara tabi olmaksızın Maliye Bakanlığı bütçesinin "Yedek Ödenek" tertibine aktarmaya,

b) Genel bütçe kapsamındaki kamu idarelerinden, hizmeti yaptıracak olan kamu idaresinin isteği üzerine bütçesinden yıl içinde hizmeti yürütecek olan idarenin bütçesine, fonksiyonel sınıflandırma ayrımına bakılmaksızın ödenek aktarmaya ve bu konuda gerekli işlemleri yapmaya,

c) Milli Savunma Bakanlığı ile Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı arasında cari yıl içinde yapılan hizmetlerin bedellerini karşılamak amacıyla varılacak mutabakat üzerine, ilgili bütçeler arasında karşılıklı aktarma yapmaya,

ç) (c) bendinde belirtilen bütçelerde yer alan Silahlı Kuvvetlerin tek merkezden yönetilmesi gereken ikmal ve tedarik hizmetleri ile bir fonksiyona ait bir hizmetin diğer bir fonksiyon tarafından yürütülmesi halinde ilgili ödeneği, fonksiyonlar arasında karşılıklı olarak aktarmaya,

d) Genel bütçe kapsamındaki kamu idareleri için 2008 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karara uygun olarak yılı yatırım programında değişiklik yapılması halinde, değişiklik konusu projelere ait ödeneklerle ilgili kurumlar arası aktarma yapmaya,

e) Kamu idarelerinin yeniden teşkilatlanması sonucu, bütçe kanunlarının uygulanması ve kesin hesapların hazırlanması ile ilgili olarak gerekli görülen her türlü bütçe ve muhasebe işlemleri için gerekli düzenlemeleri yapmaya,

f) Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerinin "Tedavi ve Cenaze Giderleri" tertiplerinde yer alan ödenekleri, bu idarelerin bütçelerinde mevcut veya yeni açılacak "Sosyal Güvenlik Kurumlarına Devlet Primi Giderleri" tertiplerine 5018 sayılı Kanunun 21 inci maddesinin üçüncü fıkrasında yer alan sınırlamalara tabi olmaksızın aktarma yapmaya,

Maliye Bakanı yetkilidir.

(2) Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idareler, aktarma yapılacak tertipteki ödeneğin yüzde yirmisine kadar kendi bütçeleri içinde ödenek aktarması yapabilirler. Bu idarelerin yüzde yirmiyi geçen diğer her türlü kurum içi aktarmalarını yapmaya Maliye Bakanı yetkilidir.

(3) a) Özel bütçeli idareler ile düzenleyici ve denetleyici kurumların (B) işaretli cetvellerinde belirtilen tahmini tutarlar üzerinde gerçekleşen gelirler ile (F) işaretli cetvellerinde belirtilen ödenekleştirilmeyen finansman karşılıklarını ve gerçekleşen finansman fazlalarını, idare ve kurumların bütçelerinin mevcut veya yeni açılacak tertiplerine ödenek olarak eklemeye Maliye Bakanlığınca belirlenecek esas ve usuller çerçevesinde kamu idareleri yetkilidir. Sermaye ödenekleri, 2008 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına göre yılı yatırım programıyla ilişkilendirilir.

(4) Genel bütçe kapsamındaki kamu idareleri arasındaki kaynak transferleri ödenek aktarma suretiyle yapılır. Merkezi yönetim bütçesi kapsamındaki idareler ve kurumlar arasındaki diğer kaynak transferleri tahakkuk işlemleriyle gerçekleştirilir. Bu işlemler karşılığı tahsil edilen tutarlar, bir yandan (B) işaretli cetvellere gelir, diğer yandan (A) işaretli cetvellere ödenek olarak kaydedilir.

(5) Karayolları Genel Müdürlüğünün mülkiyetinde iken 5018 sayılı Kanunun geçici 12 nci maddesi gereğince Hazine adına tescil edilmesi gereken taşınmazlar ile Hazine adına tescilli bulunan veya Devletin hüküm ve tasarrufu altında bulunup da tescil edilmeye elverişli olan taşınmazlardan Ulaştırma Bakanlığının talebi, Maliye Bakanının teklifi ve Başbakanın onayı ile tespit edilenlerin satışından elde edilecek gelirleri, bir yandan genel bütçenin (B) işaretli cetveline gelir, diğer yandan bölünmüş yol veya Devlet ve il yolları yapım, bakım ve kamulaştırma hizmetlerinde kullanılmak üzere Karayolları Genel Müdürlüğü bütçesine ödenek kaydetmeye Maliye Bakanı yetkilidir. Sermaye ödenekleri, 2008 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına göre yılı yatırım programıyla ilişkilendirilir.

(6) Devlet Su İşleri Genel Müdürlüğünün mülkiyetinde iken 5018 sayılı Kanunun geçici 12 nci maddesi gereğince Hazine adına tescil edilmesi gereken taşınmazlar ile Hazine adına tescilli bulunan veya Devletin hüküm ve tasarrufu altında bulunup da tescil edilmeye elverişli olan taşınmazlardan Çevre ve Orman Bakanlığının talebi, Maliye Bakanının teklifi ve Başbakanın onayı ile tespit edilenlerin satışından elde edilecek gelirleri, bir yandan genel bütçenin (B) işaretli cetveline gelir; diğer yandan baraj, sulama ve içme suyu tesislerinin yapım, bakım ve kamulaştırma hizmetlerinde kullanılmak üzere Devlet Su İşleri Genel Müdürlüğü bütçesine ödenek kaydetmeye Maliye Bakanı yetkilidir. Sermaye ödenekleri, 2008 Yılı Programının Uygulanması Koordinasyonu ve İzlenmesine Dair Karar esaslarına göre yılı yatırım programıyla ilişkilendirilir.

Geçici hizmet karşılığı yapılacak ödemeler

MADDE 11 – (1) 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idareleri;

a) Arızi nitelikteki işleriyle sınırlı kalmak koşuluyla yıl içinde bir ayı aşmayan sürelerle hizmet satın alınacak veya çalıştırılacak kişilere yapılacak ödemeleri,

b) İlgili mevzuatı uyarınca kısmi zamanlı hizmet satın alınan kişilere yapılacak ödemeleri,

c) 5/6/1986 tarihli ve 3308 sayılı Mesleki Eğitim Kanununun 25 inci maddesi gereğince aday, çırak ve işletmelerde meslek eğitimi gören öğrencilere yapılacak ödemeleri,

ç) 14/7/1965 tarihli ve 657 sayılı Devlet Memurları Kanununun 4 üncü maddesinin (C) fıkrası gereğince çalıştırılan geçici personele yapılacak ödemeleri,

bütçelerinin (01.4) ekonomik sınıflandırma kodunda yer alan ödenekleri aşmayacak şekilde yaparlar. Söz konusu ekonomik koda, bütçelerin başka tertiplerinden (bu ekonomik koda ilişkin tertiplerin kendi arasındaki aktarmalar hariç) ödenek aktarılamaz ve ödenek üstü harcama yapılamaz. Ancak, özelleştirme uygulamaları nedeniyle iş akitleri feshedilenlerden 657 sayılı Kanunun 4 üncü maddesinin (C) fıkrası hükmü çerçevesinde 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idarelerinde istihdam edilecek personel için gerekli olan tutarları ilgili tertiplere aktarmaya Maliye Bakanı yetkilidir.

Ödenek devir ve iptal işlemleri

MADDE 12 – (1) a) Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı bütçelerinin (özel ödenekler ve 03.9 Tedavi ve Cenaze Giderleri ekonomik kodunda yer alan tertipler hariç) mal ve hizmet alım giderleri ile ilgili tertiplerinde yer alan ödeneklerden yılı içinde harcanmayan kısımları, hizmetin devamlılığını sağlamak amacıyla ödeneklerinin yüzde otuzunu aşmamak üzere ertesi yıl bütçesine devren ödenek kaydetmeye,

b) Kültür ve Turizm Bakanlığı bütçesinin tanıtmaya ilişkin 21.01.36.00 ve 21.01.36.63 kurumsal kodu altında bulunan (03) ekonomik koduna ilişkin tertiplerinde yer alan ödeneklerden harcanmayan kısımları ertesi yıl bütçesinin aynı tertiplerine devren ödenek kaydetmeye,

c) Türkiye Bilimsel ve Teknolojik Araştırma Kurumu bütçesinin 40.08.33.00-01.4.1.00-2-07.1 tertibinde yer alan ödenekten harcanmayan kısımları ertesi yıl bütçesinin aynı tertibine devren ödenek kaydetmeye,

ç) Sanayi ve Ticaret Bakanlığı bütçesinin 19.01.31.00-04.8.1.02-1-07.1 tertibinde yer alan ödeneklerden harcanmayan kısımları ertesi yıl bütçesinin aynı tertibine devren ödenek kaydetmeye,

d) İlgili mevzuatı gereğince özel gelir kaydedilmek üzere tahsil edilen tutarları, idare bütçelerinde söz konusu mevzuatta belirtilen amaçlar için tertiplenen ödenekten kullandırmak üzere genel bütçenin (B) işaretli cetveline gelir kaydetmeye ve bütçelenen ödenekten gelir gerçekleşmesine göre ilgili tertiplere aktarma yapmaya, yılı içinde harcanmayan ödenekleri (2007 yılından devredenler de dahil) ertesi yıl bütçesine devren gelir ve ödenek kaydetmeye, bu hükümler çerçevesinde yapılacak işlemlere ilişkin esas ve usulleri belirlemeye,

Maliye Bakanı yetkilidir.

(2) Sermaye ödenekleri, 2008 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına göre yılı yatırım programıyla ilişkilendirilir.

Mahalli idarelere yapılacak Hazine yardımları

MADDE 13 – (1) Maliye Bakanlığı bütçesinin;

a) 12.01.31.00-06.1.0.07-1-05.2 tertibinde yer alan ödenek, 13/1/2005 tarihli ve 5286 sayılı Kanunun geçici 7 nci maddesi çerçevesinde, il özel idareleri ve büyükşehir belediyelerinin gelirlerine ilişkin yeni bir kanuni düzenleme yapılıncaya kadar, bu idarelere devredilen personelin aylık ve diğer her türlü mali ve sosyal haklarına ilişkin ödemeler ile diğer cari giderler için il özel idarelerine veya büyükşehir belediyelerine,

b) 12.01.31.00-06.1.0.08-1-07.1 tertibinde yer alan ödenek, Köylerin Altyapısının Desteklenmesi Projesi (KÖYDES) kapsamında köylerin altyapı ihtiyaçları için il özel idareleri ve/veya köylere hizmet götürme birliklerine,

c) 12.01.31.00-06.1.0.09-1-07.1 tertibinde yer alan ödenek, Belediyelerin Altyapısının Desteklenmesi Projesi (BELDES) kapsamında nüfusu 10.000'in altında olan belediyelerin altyapı ihtiyaçları için belediyelere,

tahakkuk ettirilmek suretiyle kullandırılır. Bu fıkra kapsamında ilgili idarelere yapılan Hazine yardımları haczedilemez ve üzerine ihtiyati tedbir konulamaz.

(2) Birinci fıkranın (b) ve (c) bentlerinde yer alan ödeneklerin, 2008 Yılı Yatırım Programında belirlenmesini müteakip il ve belediye bazında dağılımı, kullandırılması, izlenmesi ve denetimine ilişkin esas ve usuller Yüksek Planlama Kurulu tarafından karara bağlanır.

Yükseköğretim kurumları ve TÜBİTAK ile ilgili işlemler

MADDE 14 – (1) Yükseköğretim Kurulu Başkanlığı bütçesinin 38.01.02.00-09.9.9.00-2-05.3 (Öğretim Üyesi Yetiştirme Projesi) tertibinde yer alan ödenek, bu proje kapsamında lisansüstü eğitim veren yükseköğretim kurumlarına, mal ve hizmet alımlarında kullanılmak üzere, görevlendirilen öğrencilerin sayıları ve öğrenim alanları dikkate alınarak tahakkuk ettirilmek suretiyle ödenir. Ödenen bu tutar karşılığını bir yandan ilgili yükseköğretim kurumunun (B) işaretli cetveline öz gelir, diğer yandan (A) işaretli cetveline ödenek kaydetmeye ilgili yükseköğretim kurumu yetkilidir.

(2) 4/11/1981 tarihli ve 2547 sayılı Yükseköğretim Kanununun 43 üncü maddesinin (d) bendi, 46, 58, ek 25, ek 26 ve ek 27 nci maddeleri ile 19/11/1992 tarihli ve 3843 sayılı Kanunun 7 nci maddesi uyarınca tahsil edilen tutarlar ve diğer gelirler, ilgili yükseköğretim kurumu bütçesine öz gelir olarak kaydedilir. Kaydedilen bu tutarlar karşılığı olarak ilgili yükseköğretim kurumu bütçesine konulan ödenekler, gelir gerçekleşmelerine göre kullandırılır. (B) işaretli cetvelde gelir kodları itibarıyla tahmin edilen gelirleri aşan öz gelir tahsilatları karşılığı kadar (A) işaretli cetveline ödenek eklemeye Maliye Bakanlığınca belirlenecek esas ve usuller çerçevesinde yükseköğretim kurumları yetkilidir.

(3) Yükseköğretim kurumu bütçelerinde öz gelir karşılığı olarak ilgili yükseköğretim kurumu bütçesinin (A) işaretli cetvelinde fonksiyonel sınıflandırmanın dördüncü düzeyinde tertiplenen ödenekler arasında (Sağlık Kültür ve Spor Dairesi Başkanlıkları altında öz gelir karşılığı tefrik edilen ödenekler arasında yapılacak aktarmalar hariç) aktarma yapılamaz.

(4) Yıl içinde eklenen sermaye ödenekleri, 2008 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına göre yılı yatırım programıyla ilişkilendirilir.

(5) Yükseköğretim kurumları ve TÜBİTAK'ın bütçe ödeneklerinin kullanılması, tertipler arasında aktarma yapılması ve diğer bütçe işlemlerinin gerçekleştirilmesi konusunda esas ve usuller belirlemeye Maliye Bakanı yetkilidir.

Fonlara ilişkin işlemler

MADDE 15 - (1) Türk Silahlı Kuvvetlerine stratejik hedef planı uyarınca temini gerekli modern silah, araç ve gereçler ile gerçekleştirilecek savunma ve NATO altyapı yatırımları için yıl içinde yapılacak harcamalar, 7/11/1985 tarihli ve 3238 sayılı Kanunla kurulan Savunma Sanayii Destekleme Fonunun kaynakları, bu amaçla bütçeye konulan ödenekler ve diğer ayni ve nakdi imkanlar birlikte değerlendirilmek suretiyle Savunma Sanayii İcra Komitesince tespit edilecek esaslar çerçevesinde karşılanır.

(2) Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığına bütçe ile tahsis edilen mevcut ödeneklerden birinci fıkra hükümleri gereğince

tespit edilecek tutarları, Emniyet Genel Müdürlüğüne bütçe ile tahsis edilen mevcut ödeneklerden helikopter, uçak alımları ve revizyonları ile Helikopter Elektronik Harp (HEWS) projesine ilişkin tutarları, Gümrük Müsteşarlığına (Gümrükler Muhafaza Genel Müdürlüğü) bütçe ile tahsis edilen mevcut ödeneklerden motorbot alımına yönelik tutarları; Hudut ve Sahiller Sağlık Genel Müdürlüğüne bütçe ile tahsis edilen mevcut ödenekler ile bu Genel Müdürlük bütçesine kaydedilen ödeneklerden motorbot alımına yönelik tutarları Savunma Sanayii Destekleme Fonuna ödemeye Milli Savunma, İçişleri ve Sağlık Bakanları ile Gümrük Müsteşarlığının bağlı olduğu Bakan yetkilidir.

(3) Savunma Sanayii Destekleme Fonundan Hazineye yatırılacak paraları bir yandan genel bütçeye gelir, diğer yandan Milli Savunma Bakanlığı bütçesinin ilgili tertiplerine ödenek kaydetmeye ve geçen yıllar ödenek bakiyelerini devretmeye Maliye Bakanı yetkilidir.

Yabancı ülkelere yapılacak hizmet karşılıkları

MADDE 16 – (1) Maliye Bakanı;

a) Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığınca yabancı ülkelere ve uluslararası kuruluşlara kiraya verilen veya bir hizmetin yerine getirilmesinde kullanılan kara, deniz ve hava taşıtlarından alınan kira veya ücret tutarlarını,

b) Türk Silahlı Kuvvetlerinin öğrenim ve eğitim müesseselerinde okutulan ve eğitim gören yabancı uyruklu subay, astsubay veya erlere yapılan giderler karşılığında ilgili devletlerce ödenen tutarları,

c) NATO makamlarınca yapılan anlaşma gereğince yedek havaalanlarının bakım ve onarımları için ödenecek tutarları,

aynı amaçla kullanılmak üzere bir yandan genel bütçeye gelir, diğer yandan yukarıda yazılı idare bütçelerinde açılacak özel tertiplere ödenek kaydetmeye ve bu suretle ödenek kaydedilen tutarlardan yılı içinde harcanmayan kısımları ertesi yıla devretmeye yetkilidir.

Bağış, hibe ve yardımlara ilişkin işlemler

MADDE 17 – (1) Maliye Bakanı;

a) Yurt içi ve yurt dışı kaynaklardan hibe olarak yıl içinde elde edilecek imkanların Yeni Türk Lirası karşılıklarını Hazine Müsteşarlığının teklifi üzerine gereğine göre bütçeye gelir veya gelir-ödenek-gider kaydetmeye,

b) Dış kaynaklardan veya uluslararası antlaşmalarla bağış ve kredi yoluyla gelecek her çeşit malzemenin navlun ve dışalımla ilgili vergi ve resimlerinin ödenmesi amacı ile bunların karşılığını, ilgili bütçelerinde mevcut veya yeni açılacak tertiplere ödenek kaydetmeye ve gereken işlemleri yapmaya,

c) 2008 yılı içinde Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı ihtiyaçları için yabancı devletlerden askeri yardım yoluyla veya diğer yollardan fiilen sağlanacak malzeme ve eşya bedellerini, bağlı (B) işaretli cetvelde açılacak tertiplere gelir ve karşılıklarını da bu bütçelerde açılacak özel tertiplere ödenek ve gider kaydetmeye,

yetkilidir.

(2) Türkiye-Avrupa Birliği mali işbirliği kapsamında sağlanacak mali imkanların karşılığı olarak ilgili idare bütçelerinde (05), (06) ve (07) ekonomik sınıflandırma kodlarında yer alan tutarların Ulusal Fona ödenmesine ilgili bakanlar yetkilidir. Bu ödenekler başka bir hizmet veya faaliyete tahsis edilemez. Ancak, bu tutarlardan ödeme esnasında kur farkı nedeniyle oluşan fazlalıklar ve ilgili projeler için harcanamayan kısımlar, Ulusal Fon hesaplarında tutulmaya devam edilir ve gerektiğinde bu Kanun kapsamındaki diğer idarelere ait projelerin eş finansmanı için kullanılabilir. Ulusal Fona ödeme işlemi Hazine

Müsteşarlığının bağlı olduğu Bakanın talebi üzerine ve projelerin finansman planlamasına uygun olarak en geç otuz gün içinde gerçekleştirilir.

(3) İkinci fıkra uyarınca Ulusal Fona ödenen bu tutarlar, 30/1/2003 tarihli ve 4802 sayılı Kanun kapsamında onaylanan Mutabakat Zabıtlarında yer alan hükümler çerçevesinde kullanılır.

(4) Mali işbirliği kapsamındaki projelerin yürütülmesine ilişkin çerçeve anlaşmada öngörülen nedenlerle Avrupa Komisyonuna iadesi gereken hibe, kur farkları ve benzeri türden doğabilecek ilave ödenek ihtiyacı, Maliye Bakanlığı bütçesinde yer alan 12.01.31.00-01.1.2.00-1-09.6 tertibinden aktarma yapılmak suretiyle karşılanabilir.

Muhtelif gelirlere ilişkin hususlar

MADDE 18 – (1) Devlet Meteoroloji İşleri Genel Müdürlüğünün yabancı ülkelere verdiği meteorolojik ürünlerin bedeli ve yabancı ülkelerden aldığı meteorolojik ürünlerinin diğer yabancı ülkelere veya yurt içindeki kişi ve kurumlara, yabancı ülkelerin de anılan Genel Müdürlüğün meteorolojik ürünlerinin diğer ülke ve kişilere satışından yıl içinde elde edilecek döviz cinsinden tutarlar, T.C. Merkez Bankası nezdinde açılacak özel hesaba yatırılır. Bu tutarlardan ilgili anlaşmalar gereğince yurt dışı kuruluşlara ödenmesi gereken tutarlar, bu özel hesaptan Devlet Meteoroloji İşleri Genel Müdürlüğünün talimatıyla T.C. Merkez Bankasınca transfer edilir. Geri kalan tutarlar, ilgili Genel Müdürlüğün talimatıyla T.C. Merkez Bankasınca döviz alış kuru üzerinden Yeni Türk Lirasına çevrilerek Genel Müdürlüğün ödemelerini yapan muhasebe birimi hesabına aktarılır. Muhasebe birimi hesabına aktarılan bu tutarlar, genel bütçeye gelir kaydedilir.

(2) 2006 yılından önce katma bütçeli olan idarelerden 5018 sayılı Kanunla genel bütçe kapsamına alınanların ilgili mevzuatında belirtilen kurum gelirleri, genel bütçe geliri olarak tahsil edilir.

(3) 4/12/1984 tarihli ve 3096 sayılı Kanun kapsamındaki tabii kaynakların ve tesislerin işletme haklarının devrinden elde edilen gelirlerin tamamı genel bütçeye gelir kaydedilir.

İKİNCİ KISIM
Devlet Borçları ve Kamu İktisadi Teşebbüslerine İlişkin Hükümler

Hazine garanti limiti ve borçlanmaya ilişkin işlemler

MADDE 19 – (1) 2008 yılında, 28/3/2002 tarihli ve 4749 sayılı Kamu Finansmanı ve Borç Yönetiminin Düzenlenmesi Hakkında Kanuna göre sağlanacak;

a) Garantili imkan limiti 2 milyar ABD Dolarını,

b) Hazine Müsteşarlığınca belirlenecek koşullar çerçevesinde ve elde edilecek kaynaklar Hazineye aktarılacak şekilde kamu kurum ve kuruluşlarınca ihraç edilecek sertifika, senet ve benzeri finansman enstrümanlarına sağlanacak garanti tutarı 2 milyar ABD Dolarını,

aşamaz.

(2) Birinci fıkranın (b) bendinde yer alan tutarı bir katına kadar artırmaya Bakanlar Kurulu yetkilidir.

(3) Bu Kanunun 1 inci maddesi ile belirlenen başlangıç ödeneklerinin yüzde ikisine kadar ikrazen özel tertip Devlet iç borçlanma senedi ihraç edilebilir.

Görev zararları

MADDE 20 – (1) Kamu iktisadi teşebbüslerinin 8/6/1984 tarihli ve 233 sayılı Kamu İktisadi Teşebbüsleri Hakkında Kanun Hükmünde Kararnamenin 35 inci maddesi uyarınca doğmuş ve doğacak görev zararı alacakları ile 12/12/2001 tarihli ve 2001/3372 sayılı

Bakanlar Kurulu Kararı ile önceki yıllar kararları kapsamında üretilen şekerin, Türkiye Şeker Fabrikaları A.Ş.'nin özelleştirme programına alındığı tarih itibarıyla sözleşmesi ve bağlantısı yapılmış olan dahilde işleme rejimi kapsamındaki satışlarıyla ihracatından doğan ve/veya doğacak görev zararları ile Toprak Mahsulleri Ofisi Genel Müdürlüğünün ilgili mevzuatında belirtilen esas ve usullere göre doğmuş ve doğacak görev zararı alacakları, avans olarak (söz konusu Genel Müdürlüğün 2004-2005 kampanya döneminde dahilde işleme rejimi kapsamında doğan ve/veya doğacak görev zararları hariç) Hazine Müsteşarlığı bütçesinde bu amaçla öngörülen ödeneklerden karşılanır.

(2) Türkiye İhracat Kredi Bankası Anonim Şirketinin politik risk kapsamında yapacağı tahsilatın ve Bankanın faaliyet karlarından Hazineye tekabül eden temettü tutarlarının tamamı veya bir kısmı, Bankanın politik risk alacağına ve/veya ödenmemiş sermayesine mahsup edilebilir. Söz konusu mahsup işlemlerine Hazine Müsteşarlığının bağlı olduğu Bakan; mahsup işlemlerini Hazine Müsteşarlığının teklifi üzerine bütçenin gelir ve gider hesaplarıyla ilişkilendirilmeksizin mahiyetlerine göre ilgili Devlet hesaplarına kaydettirmeye Maliye Bakanı yetkilidir.

ÜÇÜNCÜ KISIM
Kamu Personeline İlişkin Hükümler

Katsayılar, yurt dışı aylıkları, ücret ve sözleşme ücreti

MADDE 21 – (1) 657 sayılı Kanunun 154 üncü maddesi uyarınca, 1/1/2008-30/6/2008 döneminde aylık gösterge tablosunda yer alan rakamlar ile ek gösterge rakamlarının aylık tutarlara çevrilmesinde uygulanacak aylık katsayısı (0,049318), memuriyet taban aylığı göstergesine uygulanacak taban aylığı katsayısı (0,65061), yan ödeme katsayısı (0,015637) olarak; 1/7/2008-31/12/2008 döneminde ise aylık katsayısı (0,05031), taban aylığı katsayısı (0,6636), yan ödeme katsayısı (0,015946) olarak uygulanır.

(2) 22/1/1990 tarihli ve 399 sayılı Kanun Hükmünde Kararnamenin 3 üncü maddesinin (c) bendi uyarınca çalıştırılan sözleşmeli personelin ücret tavanı; 1/1/2008-30/6/2008 döneminde 2.590 Yeni Türk Lirası, 1/7/2008-31/12/2008 döneminde ise 2.641 Yeni Türk Lirası olarak uygulanır.

(3) Türkiye İstatistik Kurumu tarafından 2007 yılı Aralık ayına ilişkin olarak açıklanan 2003=100 Temel Yıllı Tüketici Fiyatları Endeksinin 2007 yılı Haziran ayı endeksine göre değişim oranının yüzde dördü aşması halinde, aşan kısmı telafi edecek şekilde birinci ve ikinci fıkralarda yer alan ve 2008 yılının birinci altı aylık dönemine ait katsayılar ile ücret tavanını yeniden belirlemeye Bakanlar Kurulu yetkilidir.

(4) İdarelerin yurt dışı kuruluşlarına dahil kadrolarında görev yapan Devlet memurlarının yurt dışı aylıkları, yeni kurlar ve yeni emsaller tespit edilinceye kadar, 2/4/2004 tarihli ve 2004/7356 sayılı Bakanlar Kurulu Kararına göre ödenir.

Kadroların kullanımına ilişkin esaslar

MADDE 22 – (1) 13/12/1983 tarihli ve 190 sayılı Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamenin 2 nci maddesinde belirtilen kamu idare, kurum ve kuruluşları; serbest memur kadrolarına 2007 yılında emeklilik, ölüm, istifa veya nakil sonucu ayrılan memur sayısının yüzde ellisini geçmeyecek şekilde açıktan veya diğer kamu idare, kurum ve kuruluşlarından nakil suretiyle atama yapabilir. Bu sınırlar içinde memur ihtiyacını karşılayamayacak söz konusu idare, kurum ve kuruluşlar için ilave 23.000 adet atama izni verilebilir.

(2) Hakimlik ve savcılık meslekleri ile bu meslekten sayılan görevlere ve Tıpta Uzmanlık Tüzüğü uyarınca asistan kadrolarına yapılacak atamalar, 27/7/1967 tarihli ve 926 sayılı Türk Silahlı Kuvvetleri Personel Kanunu kapsamında veya diğer ilgili mevzuata göre yapılacak askeri personel atamaları, emniyet hizmetleri sınıfında bulunan kadrolara yapılacak atamalar, 12/4/1991 tarihli ve 3713 sayılı Terörle Mücadele Kanununun ek 1 inci maddesi ve 24/5/1983 tarihli ve 2828 sayılı Sosyal Hizmetler ve Çocuk Esirgeme Kurumu Kanununun ek 1 inci maddesi uyarınca yapılacak atamalar ile 24/11/1994 tarihli ve 4046 sayılı Özelleştirme Uygulamaları Hakkında Kanunun 22 nci maddesi ve 4/2/1924 tarihli ve 406 sayılı Telgraf ve Telefon Kanununun ek 29 uncu maddesi uyarınca yapılacak personel nakilleri birinci fıkrada yer alan sınırlamalara tabi değildir.

(3) İkinci fıkrada sınırlamalara tabi olmaksızın atama yapılabileceği belirtilen kadrolardan ayrılanlar ile 17/5/2007 tarihli ve 5662 sayılı Kanunla kurulan üniversitelere devredilen memur sayıları birinci fıkrada öngörülen yüzde elli sınırının hesabında dikkate alınmaz.

(4) Birinci fıkra kapsamında 657 sayılı Kanunun 59 ve 92 nci maddeleri uyarınca yapılacak açıktan atamalar için Devlet Personel Başkanlığından izin alınması zorunludur.

(5) 2/9/1983 tarihli ve 78 sayılı Kanun Hükmünde Kararname eki cetvelde kadroları yer alan yükseköğretim kurumları; öğretim üyesi dışındaki boş öğretim elemanı kadrolarına, 2007 yılında emeklilik, ölüm, istifa, nakil, eğitimin tamamlanması veya başarısızlık sonucu kurumlarından ayrılan öğretim elemanı sayısının yüzde ellisini (araştırma görevlisi kadroları için yüzde yüzünü) geçmeyecek şekilde açıktan veya yükseköğretim kurumları ile diğer kamu idare, kurum ve kuruluşlarından naklen atama yapabilir. Bu sınırlar içinde öğretim elemanı ihtiyacını karşılayamayacak söz konusu yükseköğretim kurumları için ilave **5.000** adet atama izni verilebilir. Ancak, ilave atama izninin **480** adedi, 1/3/2006 tarihli ve 5467 sayılı Kanun ile 17/5/2007 tarihli ve 5662 sayılı Kanunla kurulan üniversitelerin, 2547 sayılı Kanunun 35 inci maddesine göre yurtiçinde öğretim elemanı yetiştirmek amacıyla araştırma görevlisi kadrolarına yapacakları atamalarda kullanılır.

(6) Tıpta Uzmanlık Tüzüğü uyarınca araştırma görevlisi kadrolarına yapılacak atamalar ile 8/4/1929 tarihli ve 1416 sayılı Ecnebi Memleketlere Gönderilecek Talebe Hakkında Kanun uyarınca yurt dışına eğitim amacıyla gönderilenlerden öğretim elemanı kadrolarına yapılacak atamalar, beşinci fıkrada öngörülen sınırlamalara tabi değildir.

(7) Öğretim üyesi kadrolarından ayrılan personel sayısı, Tıpta Uzmanlık Tüzüğü uyarınca atanmış oldukları araştırma görevlisi kadrolarından ayrılan personel sayısı ile 5662 sayılı Kanunla kurulan üniversitelere devredilen öğretim elemanı sayısı beşinci fıkrada öngörülen yüzde elli veya yüzde yüz sınırının hesabında dikkate alınmaz.

(8) 190 sayılı Kanun Hükmünde Kararnamenin 2 nci maddesinde belirtilen kamu idare, kurum ve kuruluşları ile 5018 sayılı Kanuna ekli (III) sayılı cetvelde yer alan düzenleyici ve denetleyici kurumlar, kadroları ile pozisyonlarının dolu ve boş durumu ile bunlarda meydana gelen değişiklikleri gösterir cetvelleri Mart, Haziran, Eylül ve Aralık aylarının son günü itibarıyla düzenleyerek anılan ayları izleyen ayın yirmisine kadar e-bütçe sisteminde Maliye Bakanlığına bildirirler. Aynı bilgileri içeren cetvelleri Devlet Personel Başkanlığına gönderirler.

(9) 1/1/2008 tarihi itibarıyla, 3/7/2005 tarihli ve 5393 sayılı Belediye Kanununun 49 uncu maddesinde belirtilen oranları aşmış olan belediyeler ve bunların kurdukları müessese ve işletmeler ile 26/5/2005 tarihli ve 5355 sayılı Mahalli İdare Birlikleri Kanununun 18 inci maddesinde belirtilen oranı aşmış olan mahalli idare birliklerinin boş memur ve sürekli işçi kadrolarına yapılacak atamalar hakkında 5393 sayılı Kanunun geçici 1 inci maddesi hükümleri uygulanır.

Sözleşmeli personele ilişkin esaslar

MADDE 23 – (1) 190 sayılı Kanun Hükmünde Kararnamenin 2 nci maddesinde belirtilen kamu idare, kurum ve kuruluşlarında, ilgili mevzuatı uyarınca kadro karşılıksız, 657 sayılı Kanunun 4 üncü maddesinin (B) fıkrası ve ek geçici 16 ncı maddesi ile yükseköğretim mevzuatı uyarınca kullanılacak sözleşmeli personel pozisyonlarına ilişkin, unvan, sayı ve ücretler ile tip sözleşme örneği Maliye Bakanlığının vizesine tabidir. Kadro karşılığı çalıştırılan sözleşmeli personel için sadece tip sözleşme örneği vizesi yapılır. Anılan idare, kurum ve kuruluşların 2007 yılındaki vizeli mevcut pozisyon ve tip sözleşme örnekleri yeni bir vize yapılmasına gerek kalmaksızın 2008 yılında kullanılmaya devam olunur. Bu pozisyonlarda 2007 yılında istihdam edilen personelden, 2008 yılında görevlerine devam etmeleri uygun görülenlerle, mevcut sözleşme ücretlerine 2008 yılı için mevzuat uyarınca yapılacak artışlar ilave edilmek suretiyle yeni sözleşme yapılır.

(2) Birinci fıkrada belirtilen idare, kurum ve kuruluşlarda ilgili mevzuat hükümlerine dayanılarak istihdam edilecek yeni sözleşmeli personelin belirlenmesine yönelik herhangi bir işlem yapılmadan önce, personel sayısı ve nitelikleri hususunda Maliye Bakanlığından izin alınması şarttır.

(3) Genel bütçe kapsamındaki kamu idareleri ile 5018 sayılı Kanuna ekli (II) ve (IV) sayılı cetvellerde yer alan kamu idareleri, döner sermayeler, belediyeler, il özel idareleri ve mahalli idare birlikleri ile bunların müessese ve işletmelerinde (Türk Ticaret Kanunu hükümlerine göre kurulmuş olanlar hariç) ve 233 sayılı Kanun Hükmünde Kararname kapsamı dışında kalan kuruluşlarda, sözleşmeyle çalıştırılacak personel hakkında 6/6/1978 tarihli ve 7/15754 sayılı Bakanlar Kurulu Kararının uygulanmasına devam olunur.

(4) Yukarıdaki fıkralar kapsamında vize edilmiş pozisyonlarda, birim, nitelik, unvan, isim, tip sözleşme değişiklikleri ile mevzuat uyarınca yapılması gerekenler dışındaki ücret değişiklikleri Maliye Bakanlığına vize ettirilir.

(5) Kanun, uluslararası anlaşma, Bakanlar Kurulu kararı veya yılı programıyla kurulması veya genişletilmesi öngörülen birimler ile hizmetin gerektirdiği zorunlu haller için ve yılı ödeneğini aşmamak kaydıyla yapılacak yeni vizeler dışında, 2007 yılı sözleşmeli personel pozisyon sayıları hiçbir şekilde aşılamaz.

(6) 5393 sayılı Kanunun 49 uncu maddesi çerçevesinde sözleşmeli personel çalıştırılması konusunda birinci, ikinci, dördüncü ve beşinci fıkra hükümleri uygulanmaz. Belediyeler, il özel idareleri ve mahalli idare birlikleri ile bunların müessese ve işletmelerinde, anılan Kanunun 49 uncu maddesi çerçevesinde sözleşmeli personel istihdamı mümkün olan hizmetlerde (anılan maddenin dördüncü fıkrasında sayılan unvanların dışında olmak ve o hizmet için ihdas edilmiş kadro bulunmamak kaydıyla kısmi süreli olarak çalıştırılacak sözleşmeli personel hariç) 657 sayılı Kanunun 4 üncü maddesinin (B) fıkrasına göre ayrıca sözleşmeli personel istihdam edilemez.

İşçi istihdamı ve ödeneklerine ilişkin esaslar

MADDE 24 – (1) Genel bütçe kapsamındaki kamu idareleri ile 5018 sayılı Kanuna ekli (II) sayılı cetvelde yer alan kamu idareleri, sürekli işçileri ile 4/4/2007 tarihli ve 5620 sayılı Kanuna göre çalıştıracakları geçici işçileri, bütçelerinin (01.3) ile (02.3) ekonomik kodlarında yer alan ödenekleri aşmayacak sayı ve/veya süreyle istihdam edebilirler.

(2) Toplu iş sözleşmelerinden doğacak yükümlülükler, ihbar ve kıdem tazminatı ödemeleri, asgari ücret ve sigorta prim artışı nedeniyle meydana gelecek ödenek noksanlıkları Maliye Bakanlığı bütçesinin "Personel Giderlerini Karşılama Ödeneği" ile "Yedek Ödenek" tertiplerinde yer alan ödeneklerden aktarma yapılmak suretiyle karşılanabilir. Birinci fıkrada belirtilen ekonomik kodlara bu durumlar dışında (söz konusu ekonomik kodlar arasındaki aktarmalar ile bu kodlar için birimler arası aktarmalar hariç) hiçbir şekilde ödenek aktarması

yapılamayacağı gibi bütçenin başka tertiplerinden işçi ücreti ve fazla süreli çalışma ve/veya fazla çalışma ücreti de ödenemez. Bu fıkradaki kısıtlamalar, kendi bütçe tertiplerinden aktarma yapılması koşuluyla TÜBİTAK için uygulanmaz.

(3) Birinci fıkrada belirtilen kamu idarelerinin harcama yetkilileri, fazla çalışma için öngörülen ödeneğe göre iş programlarını yapmak, bu ödeneği aşacak şekilde fazla süreli çalışma ve/veya fazla çalışma yaptırmamak ve ertesi yıla fazla süreli çalışma ve/veya fazla çalışmadan dolayı borç bıraktırmamakla yükümlüdürler. Deprem, yangın, su baskını, yer kayması, kaya düşmesi, çığ ve benzeri afetler nedeniyle yürürlüğe konulacak Bakanlar Kurulu kararları uyarınca yaptırılacak fazla çalışmalar ile fazla çalışma ücret ödemelerine ilişkin ilama bağlı borçlar için yapılacak aktarmalar hariç fazla süreli çalışma ve/veya fazla çalışma ücret ödemeleri için hiçbir şekilde ödenek aktarması yapılamaz.

DÖRDÜNCÜ KISIM
Çeşitli Hükümler

Uluslararası kuruluşlara üyelik

MADDE 25 – (1) Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idareler tarafından, kanun, kararname ve uluslararası anlaşmalar gereği üye olunan uluslararası kuruluşlar dışındaki uluslararası kuruluşlara, gerekli ödeneğin temini hususunda Maliye Bakanlığının uygun görüşü alınmadan üye olunamaz ve katılma payı ile üyelik aidatı adı altında herhangi bir ödeme yapılamaz.

(2) Hazine ve Dış Ticaret Müsteşarlıklarının uluslararası anlaşmalar, kanun ve kararnamelerle Türkiye Cumhuriyeti adına üye olduğu uluslararası kuruluşlara ilişkin işlemlerine (katılma payı ödemeleri dahil) bu madde hükmü uygulanmaz.

Kamu idarelerince işletilen sosyal tesisler

MADDE 26 – (1) Merkezi yönetim kapsamındaki kamu idarelerince işletilen eğitim ve dinlenme tesisi, misafirhane, çocuk bakımevi, kreş, spor tesisi ve benzeri sosyal tesislerin giderleri, münhasıran bu tesislerin işletilmesinden elde edilen gelirlerden karşılanır. Bu yerlerde, merkezi yönetim bütçesi ile döner sermaye ve fonlardan ücret ödenmek üzere 2008 yılında ilk defa istihdam edilecek yeni personel görevlendirilmez.

Muhasebe kayıtlarından çıkarılacak tutarlar ve tahsil edilmeyecek alacaklar

MADDE 27 – (1) 21/7/1953 tarihli ve 6183 sayılı Amme Alacaklarının Tahsil Usulü Hakkında Kanun kapsamında izlenen alacakların dışında kalan ve muhasebe kayıtlarında bulunan Devlet alacaklarından tutarı 15 Yeni Türk Lirasına kadar olanların tahsili için yapılacak takibat giderlerinin asıl alacak tutarından fazla olacağının anlaşılması halinde, bu tutarların muhasebe kayıtlarından çıkarılmasına genel bütçe kapsamındaki kamu idarelerinde Maliye Bakanı, diğer kamu idarelerinde üst yöneticiler yetkilidir.

(2) 8/6/1949 tarihli ve 5434 sayılı Türkiye Cumhuriyeti Emekli Sandığı Kanunu, 17/7/1964 tarihli ve 506 sayılı Sosyal Sigortalar Kanunu, 2/9/1971 tarihli ve 1479 sayılı Esnaf ve Sanatkarlar ve Diğer Bağımsız Çalışanlar Sosyal Sigortalar Kurumu Kanunu, 17/10/1983 tarihli ve 2925 sayılı Tarım İşçileri Sosyal Sigortalar Kanunu ile 17/10/1983 tarihli ve 2926 sayılı Tarımda Kendi Adına ve Hesabına Çalışanlar Sosyal Sigortalar Kanunundan herhangi biri kapsamında sağlık yardımı alması gerekirken, aynı dönemde diğer bir sosyal güvenlik kanunu kapsamında hak etmediği halde sağlık yardımı almış kişilerden, yersiz olarak sağlık ödemeleri yapan sosyal güvenlik kurumu tarafından tahakkuk ettirilmiş veya ettirilecek borçlar, varsa ilgililerin bu nedenle açtıkları davadan vazgeçmeleri halinde, tahsil edilmez. Bu

borçlara ilişkin açılmış olan dava ve icra takiplerinden sosyal güvenlik kurumlarınca da vazgeçilir.

Kısmen veya tamamen uygulanmayacak hükümler

MADDE 28 – (1) a) 2547 sayılı Kanunun 46, 58, ek 25, ek 26, ek 27 nci maddelerinin ve 3843 sayılı Kanunun 7 nci maddesinin özel gelir ve özel ödenek uygulaması ile devrine ilişkin hükümleri ve 2547 sayılı Kanunun 46 ncı maddesinin yedinci fıkrası,

b) 12/3/1982 tarihli ve 2634 sayılı Turizmi Teşvik Kanununun 21 inci maddesinin ikinci fıkrası,

c) 2828 sayılı Kanunun 31 inci maddesinin ikinci fıkrasının birinci cümlesi,

ç) 5018 sayılı Kanunun 42 nci maddesinin üçüncü fıkrasının (g) bendi,

d) 21/4/2005 tarihli ve 5335 sayılı Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanunun geçici 2 nci maddesi,

e) 3/1/2002 tarihli ve 4733 sayılı Kanunun 7 nci maddesi,

2008 yılında uygulanmaz.

(2) 5/4/1983 tarihli ve 2813 sayılı Telsiz Kanununa göre cep telefonu faturalı abonelerinin (ön ödemeli cep telefonu aboneleri hariç olmak üzere) ödemek zorunda oldukları ruhsatname ve yıllık kullanım ücretleri, 2008 yılında işletmecinin sistemine abone olunan ay itibarıyla geriye kalan aylar için yıl sonuna kadar eşit taksitlere bölünerek alınır.

(3) 27/6/1989 tarihli ve 375 sayılı Kanun Hükmünde Kararnamenin ek 3 üncü maddesinin birinci fıkrasında yer alan "1850" gösterge rakamı; 1/1/2008 tarihinden itibaren "2260", 1/7/2008 tarihinden itibaren ise "2660" olarak uygulanır.

(4) Makam, temsil veya görev tazminatı ve ek ödemeden yararlananlar ile kadro karşılığı sözleşmeli olarak istihdam edilenler hariç olmak üzere; 10/10/1984 tarihli ve 3056 sayılı Kanunun 31 inci maddesinin birinci fıkrası kapsamında bulunan personel ile Devlet Planlama Teşkilatı Müsteşarlığı, Denizcilik Müsteşarlığı, Devlet Personel Başkanlığı, Toplu Konut İdaresi Başkanlığı, Türkiye İstatistik Kurumu, Özürlüler İdaresi Başkanlığı, Türkiye Atom Enerjisi Kurumu, Aile ve Sosyal Araştırmalar Genel Müdürlüğü, Kadının Statüsü Genel Müdürlüğü, Sosyal Yardımlaşma ve Dayanışma Genel Müdürlüğü ve Özelleştirme İdaresi Başkanlığındaki personelden 3056 sayılı Kanunun 31 inci maddesi hükmünden yararlananlar için anılan maddede yer alan "%20" oranı; 1/1/2008 tarihinden itibaren "%24", 1/7/2008 tarihinden itibaren "%28"; "%25" oranı ise 1/7/2008 tarihinden itibaren "%28" olarak uygulanır.

(5) 8/1/1986 tarihli ve 3254 sayılı Kanunun 32/D maddesinde yer alan "%25" oranı, 1/7/2008 tarihinden itibaren "%28" olarak uygulanır.

(6) 24/6/1994 tarihli ve 4009 sayılı Kanunun 56 ncı maddesinde yer alan "%20" oranı; 1/1/2008 tarihinden itibaren "%24", 1/7/2008 tarihinden itibaren "%28"; "%25" oranı ise 1/7/2008 tarihinden itibaren "%28" olarak uygulanır.

(7) 23/7/2003 tarihli ve 4954 sayılı Kanunun 37 nci maddesinde yer alan "2000" ve "2250" gösterge rakamları 1/1/2008 tarihinden itibaren "2260", 1/7/2008 tarihinden itibaren ise "2660"; "2500" gösterge rakamı ise 1/7/2008 tarihinden itibaren "2660" olarak uygulanır.

(8) 5393 sayılı Kanunun 49 uncu maddesinin beşinci fıkrasında yer alan "Bu personele ait sözleşme örnekleri sözleşmenin imzalanmasını izleyen 30 gün içinde İçişleri Bakanlığına ve Maliye Bakanlığına gönderilir." hükmü "Bu personele ait sözleşme örnekleri sözleşmenin imzalanmasını izleyen 30 gün içinde İçişleri Bakanlığına gönderilir." şeklinde uygulanır.

(9) 506 sayılı Kanunun geçici 91 inci maddesinin yedinci fıkrasında geçen "31/12/2007" ibaresi, "31/5/2006 tarihli ve 5510 sayılı Sosyal Sigortalar ve Genel Sağlık Sigortası Kanununun yürürlük" şeklinde uygulanır.

(10) a) 506 sayılı Kanun ve 2925 sayılı Kanun gereğince 1/1/2008 tarihinden önce bağlanmış gelir ve/veya aylıklar ile 506 sayılı Kanunun geçici 76 ncı maddesine göre yapılan telafi edici ödemeler, 2008 yılının Ocak ayı ödeme döneminden itibaren yüzde iki oranında, 2008 yılı Temmuz ayı ödeme döneminden geçerli olmak üzere de 2008 yılının birinci altı aylık dönemi için Türkiye İstatistik Kurumu tarafından açıklanan en son temel yıllı tüketici fiyatları genel endeksindeki değişim oranı kadar artırılarak ödenir.

b) 506 sayılı Kanun ve 2925 sayılı Kanun gereğince 2008 yılında bağlanacak malûllük, yaşlılık veya ölüm aylıklarının, 506 sayılı Kanunun 55, 61, 67 ve geçici 82 nci maddelerine göre 2008 yılı Ocak ayı itibarıyla hesaplanan aylık tutarları; 2008 yılı Ocak ayı ödeme döneminden itibaren yüzde iki oranında, 2008 yılı Temmuz ayı ödeme döneminden geçerli olmak üzere de 2008 yılının birinci altı aylık dönemi için Türkiye İstatistik Kurumu tarafından açıklanan en son temel yıllı tüketici fiyatları genel endeksindeki değişim oranı kadar artırılarak ödenir.

c) 506 sayılı Kanun ve 2925 sayılı Kanun gereğince iş kazaları ile meslek hastalıkları sigortasından hak kazanılan gelirlere esas günlük kazanç hesabına giren son takvim ayı 2008 yılının birinci yarısına ait olanlara bağlanacak gelirler, son takvim ayı itibarıyla hesaplanan gelir tutarı yüzde iki oranında, 2008 yılı Temmuz ayı ödeme döneminden geçerli olmak üzere de 2008 yılının birinci altı aylık dönemi için Türkiye İstatistik Kurumu tarafından açıklanan en son temel yıllı tüketici fiyatları genel endeksindeki değişim oranı kadar artırılarak ödenir. Son takvim ayı 2008 yılının ikinci yarısına ait olanlara bağlanacak gelirler, son takvim ayı itibarıyla hesaplanan gelir tutarı 2008 yılının birinci altı aylık dönemine göre Türkiye İstatistik Kurumu tarafından açıklanan en son temel yıllı tüketici fiyatları genel endeksindeki değişim oranında artırılarak belirlenir. Ancak bunlara 2008 yılı Ocak ayı ödeme dönemine ait artış uygulanmaz.

ç) Türkiye İstatistik Kurumu tarafından 2007 yılı Aralık ayına ilişkin olarak açıklanan 2003=100 Temel Yıllı Tüketici Fiyatları Endeksinin 2008 yılı Haziran ayı endeksine göre değişim oranının yüzde ikiyi geçmesi halinde, aşan kısmı telafi edecek oranı; 2008 yılının ikinci altı aylık dönemine ait gelir ve aylıklarda (a), (b) ve (c) bentleri gereğince yapılacak artışa ilave etmeye Bakanlar Kurulu yetkilidir.

d) 506 sayılı Kanun ve 2925 sayılı Kanun gereğince bağlanan gelir ve/veya aylıklar ile telafi edici ödemelerin artırılmasında ve yukarıdaki (b) ve (c) bentleri uygulanmak suretiyle bağlanacak gelir ve/veya aylıkların artırılmasında, 506 sayılı Kanunun ek 38 inci maddesi hükümleri; 2008 yılında malûllük veya yaşlılık aylığı bağlanması talebinde bulunan sigortalılar ile ölen sigortalıların hak sahiplerinin 506 sayılı Kanunun geçici 82 nci maddesine göre 2008 yılı Ocak ayı itibarıyla hesaplanan aylıkları için Ocak 2008 ile aylık başlangıç tarihi arasında Türkiye İstatistik Kurumu tarafından açıklanan tüketici fiyatları endeksi artış oranları ile iş kazaları ve meslek hastalıkları sigortasından hak kazanılan gelirlere esas günlük kazanç hesabına giren son takvim ayı 2008 yılına ait olanların gelirlerinin artırılmasında 506 sayılı Kanunun ek 44 üncü maddesi hükümleri uygulanmaz ve bu fıkra kapsamına girenlerin gelir ve/veya aylıklarında 5510 sayılı Kanun hükümlerine göre ayrıca artış yapılmaz.

(11) a) 1479 sayılı Kanun ile 2926 sayılı Kanun gereğince malûllük, yaşlılık ve ölüm aylığı alanların 2007 yılı Aralık ayı ödeme döneminde aldıkları aylıkları 2008 yılı Ocak ayı ödeme döneminden itibaren yüzde iki oranında, 2008 yılı Temmuz ayı ödeme döneminden geçerli olmak üzere de 2008 yılının birinci altı aylık dönemi için Türkiye İstatistik Kurumu tarafından açıklanan en son temel yıllı tüketici fiyatları genel endeksindeki değişim oranı kadar artırılarak ödenir.

b) 1479 sayılı Kanun ile 2926 sayılı Kanun gereğince 2008 yılında bağlanacak aylıklar, 2003 yılı Aralık ayında yürürlükte bulunan gelir tablosu ve gösterge tutarları esas alınarak hesaplanır. Bu şekilde hesaplanan aylık, sırasıyla 8/1/2003 tarihli ve 4784 sayılı

Kanunun 1 inci maddesine, 22/1/2004 tarihli ve 5073 sayılı Kanunun 2 nci maddesinin (a) bendine, 30/12/2004 tarihli ve 5282 sayılı Kanunun 2 nci maddesinin birinci fıkrasına, 8/2/2006 tarihli ve 5454 sayılı Kanunun 3 üncü maddesinin (a) bendine ve 5565 sayılı 2007 Yılı Merkezi Yönetim Bütçe Kanununun 30 uncu maddesinin (6) ile (8) inci fıkrasına göre artırılır ve bulunan tutar, ayrıca bu fıkranın (a) bendine göre artırılarak ödenir.

c) Türkiye İstatistik Kurumu tarafından 2007 yılı Aralık ayına ilişkin olarak açıklanan 2003=100 Temel Yıllı Tüketici Fiyatları Endeksinin 2008 yılı Haziran ayı endeksine göre değişim oranının yüzde ikiyi geçmesi halinde, aşan kısmı telafi edecek oranı; 2008 yılının ikinci altı aylık dönemine ait gelir ve aylıklarda (a) ve (b) bentleri gereğince yapılacak artışa ilave etmeye Bakanlar Kurulu yetkilidir.

ç) 2008 yılında, 1479 ve 2926 sayılı Kanunlar kapsamındaki sigortalılardan alınacak primlere esas olan ve 2007 yılı Aralık ayında yürürlükte bulunan gelir tablosu ile katsayı sabit kalmak kaydıyla gösterge tablosu, 506 sayılı Kanuna göre prime esas günlük kazanç alt sınırında 2007 yılına göre 2008 yılında meydana gelen artış oranı kadar artırılarak uygulanır.

d) 1479 sayılı Kanunun 36 ncı maddesinin üçüncü ve dördüncü fıkraları ile 50 nci maddesinin ikinci cümlesi hükmü ve 2926 sayılı Kanunun 33 üncü maddesinin birinci fıkrası hükmü 2008 yılı için uygulanmaz ve bu fıkra kapsamında sayılanların aylıklarında 5510 sayılı Kanun hükümlerine göre ayrıca artış yapılmaz.

(12) 24/7/2003 tarihli ve 4956 sayılı Kanunun 56 ncı maddesinin (d) bendi ile aynı Kanunun geçici 3 üncü maddesinde geçen "1/1/2008" ibareleri ve 22/1/2004 tarihli ve 5073 sayılı Kanunun 17 nci maddesinde geçen "1/1/2008" ibaresi ile 1479 sayılı Kanunun geçici 27 inci maddesinde geçen "31.12.2007" ibareleri, "31/5/2006 tarihli ve 5510 sayılı Sosyal Sigortalar ve Genel Sağlık Sigortası Kanununun yürürlük" şeklinde uygulanır.

(13) 5434 sayılı Kanunun 14 üncü maddesinin (f) bendinde geçen "% 4'ü" ibaresi "% 5'i" şeklinde uygulanır.

(14) 1479 sayılı Kanunun 69 uncu maddesi, "Bu Kanun gereğince yapılacak bildirimler hakkında 7201 sayılı Tebligat Kanunu hükümleri uygulanır. Ancak, beş yıl ve daha fazla süreye ilişkin prim borcu olan sigortalılara ilişkin olarak ek 19 uncu madde gereğince yapılacak bildirimler ilanen tebliğ suretiyle gerçekleştirilir." şeklinde uygulanır.

(15) 9/5/2007 tarihli ve 5655 sayılı Kanunun 3 üncü maddesinin (2) numaralı fıkrasında yer alan "2007 yılında" ibaresi, "31/5/2006 tarihli ve 5510 sayılı Sosyal Sigortalar ve Genel Sağlık Sigortası Kanunu yürürlüğe girinceye kadar" şeklinde uygulanır.

(16) 5510 sayılı Kanunun 108 inci maddesindeki "1/1/2008" ibaresi "1/6/2008" olarak uygulanır.

(17) 5018 sayılı Kanunun Geçici 11 inci maddesindeki "31.12.2007" ibaresi "31.12.2008" olarak uygulanır.

Yürürlük

MADDE 29 – (1) Bu Kanun 1/1/2008 tarihinde yürürlüğe girer.

Yürütme

MADDE 30 – (1) Bu Kanunun;

a) Türkiye Büyük Millet Meclisi ile ilgili hükümlerini Türkiye Büyük Millet Meclisi Başkanı,

b) Cumhurbaşkanlığı ile ilgili hükümlerini Cumhurbaşkanlığı Genel Sekreteri,

c) Sayıştay Başkanlığı ile ilgili hükümlerini Sayıştay Birinci Başkanı,

ç) Genel bütçe kapsamındaki kamu idareleri ile ilgili hükümlerini ilgili bakanlar ve Maliye Bakanı,

d) Özel bütçeli idarelere ilişkin hükümlerini idarelerin bağlı veya ilgili olduğu bakanlar ve Maliye Bakanı,

e) Düzenleyici ve denetleyici kurumlara ilişkin hükümlerini kendi kurulları ve/veya kurum başkanları,

f) Diğer hükümlerini Maliye Bakanı,

yürütür.

2008 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(I) SAYILI CETVEL - GENEL BÜTÇELİ İDARELER
(EKONOMİK SINIFLANDIRMA)

(YTL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİD.	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
CUMHURBAŞKANLIĞI	22.363.000	1.627.000	11.906.000	0	900.000	18.765.000	0	0	0	55.561.000
TÜRKİYE BÜYÜK MİLLET MECLİSİ	198.960.000	22.729.000	72.430.000	0	54.475.000	71.423.000	0	0	0	420.017.000
ANAYASA MAHKEMESİ	3.589.000	383.000	2.086.000	0	44.000	11.000.000	0	0	0	17.102.000
YARGITAY	34.142.000	3.564.000	7.039.000	0	149.000	2.560.000	0	0	0	47.454.000
DANIŞTAY	28.934.000	2.609.000	4.731.000	0	202.000	3.460.000	0	0	0	39.936.000
SAYIŞTAY	56.320.600	6.274.000	17.859.750	0	382.000	9.366.000	0	0	0	90.202.350
BAŞBAKANLIK	53.064.000	4.997.000	203.475.000	0	682.603.000	27.800.000	694.271.000	0	0	1.666.210.000
MİLLİ İSTİHBARAT TEŞKİLATI MÜSTEŞARLIĞI	299.300.000	28.513.000	52.744.000	0	0	43.000.000	0	0	0	423.557.000
MİLLİ GÜVENLİK KURULU GENEL SEKRETERLİĞİ	8.094.000	570.000	1.997.000	0	0	375.000	0	0	0	11.036.000
BASIN-YAYIN VE ENFORMASYON GENEL MÜDÜRLÜĞÜ	9.834.000	1.138.000	47.771.000	0	68.000	180.000	0	0	0	58.991.000
DEVLET PERSONEL BAŞKANLIĞI	6.914.000	622.000	1.969.000	0	38.000	35.000	0	0	0	9.578.000
BAŞBAKANLIK YÜKSEK DENETLEME KURULU	7.359.000	666.000	2.129.000	0	21.000	795.000	0	0	0	10.970.000
DEVLET PLANLAMA TEŞKİLATI MÜSTEŞARLIĞI	26.839.000	2.150.000	8.926.000	0	47.534.000	16.052.000	165.569.000	0	0	267.070.000
HAZİNE MÜSTEŞARLIĞI	58.913.000	5.133.000	234.535.000	56.000.000.000	3.262.989.000	7.246.000	200.000.000	2.392.500.000	0	62.161.316.000
DIŞ TİCARET MÜSTEŞARLIĞI	71.661.000	5.709.000	16.758.000	0	6.935.000	1.890.000	0	0	0	102.953.000
GÜMRÜK MÜSTEŞARLIĞI	151.185.000	21.357.000	32.840.000	0	841.000	27.756.000	0	0	0	233.979.000
TÜRKİYE İSTATİSTİK KURUMU	75.381.000	8.728.000	13.751.000	0	271.000	2.650.000	0	0	0	100.781.000
DİYANET İŞLERİ BAŞKANLIĞI	1.579.307.000	236.023.000	164.140.295	0	1.437.300	17.505.000	0	0	0	1.998.412.595
ÖZÜRLÜLER İDARESİ BAŞKANLIĞI	2.208.000	328.000	1.288.000	0	31.000	400.000	0	0	0	4.255.000
AİLE VE SOSYAL ARAŞTIRMALAR GENEL MÜDÜRLÜĞÜ	2.291.000	188.000	1.357.000	0	24.000	860.000	0	0	0	4.720.000
KADININ STATÜSÜ GENEL MÜDÜRLÜĞÜ	1.614.000	147.000	1.325.000	0	6.000	500.000	0	0	0	3.592.000
SOSYAL YARDIMLAŞMA VE DAYANIŞMA GENEL MÜDÜRLÜĞÜ	1.764.000	155.000	1.636.000	0	15.000	200.000	0	0	0	3.770.000
SOSYAL HİZMETLER VE ÇOCUK ESİRGEME KURUMU GENEL MÜDÜRLÜĞÜ	189.967.000	23.607.000	363.097.000	0	221.201.000	55.280.000	0	0	0	853.152.000
ADALET BAKANLIĞI	1.626.692.000	183.293.000	459.586.000	0	90.654.000	153.702.000	334.000.000	0	0	2.847.927.000
MİLLİ SAVUNMA BAKANLIĞI	5.384.283.000	799.537.000	6.969.822.000	0	84.265.000	34.800.000	0	0	0	13.272.707.000
İÇİŞLERİ BAKANLIĞI	980.685.000	51.365.000	123.455.000	0	125.361.000	51.079.000	15.000.000	0	0	1.346.945.000
JANDARMA GENEL KOMUTANLIĞI	1.711.778.000	214.139.000	1.109.080.000	0	1.481.000	91.900.000	0	0	0	3.128.378.000
EMNİYET GENEL MÜDÜRLÜĞÜ	4.724.733.000	709.385.000	902.747.000	0	840.000	258.758.000	0	0	0	6.596.463.000
SAHİL GÜVENLİK KOMUTANLIĞI	75.205.000	10.687.000	112.925.000	0	0	34.500.000	0	0	0	233.317.000
DIŞİŞLERİ BAKANLIĞI	298.352.000	22.904.000	149.782.000	0	159.540.000	77.000.000	0	395.000	0	707.973.000
AVRUPA BİRLİĞİ GENEL SEKRETERLİĞİ	1.938.000	151.000	6.761.000	0	159.000	500.000	0	0	0	9.509.000
MALİYE BAKANLIĞI	535.940.000	61.007.000	309.634.000	0	33.834.652.104	96.000.000	2.075.176.000	0	1.570.672.423	38.483.081.527
GELİR İDARESİ BAŞKANLIĞI	961.299.000	104.676.000	238.105.000	0	7.870.000	50.000.000	300.000	0	0	1.362.250.000
MİLLİ EĞİTİM BAKANLIĞI	15.404.236.000	1.816.273.000	2.215.117.000	0	2.070.515.000	1.261.704.000	147.720.000	0	0	22.915.565.000
BAYINDIRLIK VE İSKAN BAKANLIĞI	293.290.000	45.488.000	46.585.000	0	56.423.000	106.347.000	43.400.000	94.927.000	0	686.460.000
TAPU VE KADASTRO GENEL MÜDÜRLÜĞÜ	260.569.000	38.540.000	31.563.000	0	975.000	90.800.000	0	0	0	422.447.000
SAĞLIK BAKANLIĞI	4.743.863.000	715.560.000	4.785.874.000	0	10.700.000	567.843.000	4.230.000	0	0	10.828.070.000
ULAŞTIRMA BAKANLIĞI	62.184.000	9.074.000	11.668.000	0	69.709.000	833.350.000	65.500.000	0	0	1.051.485.000
KARAYOLLARI GENEL MÜDÜRLÜĞÜ	757.211.000	128.340.000	745.599.000	0	494.000	1.759.491.000	0	0	0	3.391.135.000
DENİZCİLİK MÜSTEŞARLIĞI	35.709.000	3.677.000	5.931.000	0	876.000	20.000.000	0	0	0	66.193.000
TARIM VE KÖYİŞLERİ BAKANLIĞI	956.292.000	149.030.000	142.991.000	0	5.418.122.000	137.835.000	0	84.216.000	0	6.888.486.000
TARIM REFORMU GENEL MÜDÜRLÜĞÜ	16.570.000	2.340.000	2.422.000	0	85.000	20.801.000	0	0	0	42.218.000
ÇALIŞMA VE SOSYAL GÜVENLİK BAKANLIĞI	70.533.000	7.502.000	15.884.000	0	28.869.380.000	3.138.000	1.000.000	0	0	28.967.437.000
SANAYİ VE TİCARET BAKANLIĞI	78.438.000	9.078.000	19.915.000	0	88.092.000	7.544.000	25.167.000	104.540.000	0	332.774.000
ENERJİ VE TABİİ KAYNAKLAR BAKANLIĞI	14.407.000	2.003.000	13.166.000	0	188.420.000	12.435.000	128.684.000	5.643.000	0	364.758.000
PETROL İŞLERİ GENEL MÜDÜRLÜĞÜ	2.722.000	373.000	1.338.000	0	35.000	350.000	0	0	0	4.818.000
KÜLTÜR VE TURİZM BAKANLIĞI	237.000.000	29.273.000	190.380.000	0	222.011.000	87.868.000	51.529.000	8.525.000	0	826.586.000
ÇEVRE VE ORMAN BAKANLIĞI	241.259.000	40.314.000	36.409.000	0	386.471.900	109.590.000	162.904.000	44.978.000	0	1.021.925.900
DEVLET METEOROLOJİ İŞLERİ GENEL MÜDÜRLÜĞÜ	57.628.000	7.781.000	13.524.000	0	15.220.000	14.500.000	0	0	0	108.653.000
DEVLET SU İŞLERİ GENEL MÜDÜRLÜĞÜ	912.936.000	159.658.000	166.656.000	0	773.000	2.542.533.000	10.000.000	0	0	3.792.556.000
GENEL BÜTÇELİ KURUMLAR (I SAYILI CETVEL)	**43.335.755.600**	**5.698.665.000**	**20.092.709.045**	**56.000.000.000**	**75.983.290.304**	**8.743.466.000**	**4.124.450.000**	**2.735.724.000**	**1.570.672.423**	**218.284.732.372**
ÖZEL BÜTÇELİ KURUMLAR (II SAYILI CETVEL)	**5.117.527.200**	**683.575.600**	**2.528.522.000**	**0**	**1.008.388.850**	**2.847.550.000**	**558.600.000**	**1.197.786.000**	**0**	**13.941.949.650**
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR (III SAYILI CETVEL)	**218.766.489**	**23.221.688**	**284.191.955**	**50.000**	**1.019.444.509**	**184.013.800**	**0**	**0**	**0**	**1.729.688.441**
I + II + III SAYILI CETVELE TABİ KURUMLAR TOPLAMI	**48.672.049.289**	**6.405.462.288**	**22.905.423.000**	**56.000.050.000**	**78.011.123.663**	**11.775.029.800**	**4.683.050.000**	**3.933.510.000**	**1.570.672.423**	**233.956.370.463**
ÖZEL BÜTÇELERE HAZİNE YARDIMI					**7.822.042.254**		**2.598.630.000**			**10.420.672.254**
GELİRDEN AYRILAN PAYLAR					**982.481.409**					**982.481.409**
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (HAZİNE YARDIMLARI VE GELİRDEN AYRILAN PAY HARİÇ)	**48.672.049.289**	**6.405.462.288**	**22.905.423.000**	**56.000.050.000**	**69.206.600.000**	**11.775.029.800**	**2.084.420.000**	**3.933.510.000**	**1.570.672.423**	**222.553.216.800**
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (HAZİNE YARDIMLARI HARİÇ, GELİRDEN AYRILAN PAY DAHİL)	**48.672.049.289**	**6.405.462.288**	**22.905.423.000**	**56.000.050.000**	**70.189.081.409**	**11.775.029.800**	**2.084.420.000**	**3.933.510.000**	**1.570.672.423**	**223.535.698.209**

BÜMKO/e-bütçe

2008 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(II) SAYILI CETVEL - ÖZEL BÜTÇELİ DİĞER İDARELER
(EKONOMİK SINIFLANDIRMA)

(YTL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİD.	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	5.798.000	1.200.000	128.608.000	0	465.000	9.510.000	0	0	0	145.581.000
ATATÜRK KÜLTÜR, DİL VE TARİH YÜKSEK KURUMU BAŞKANLIĞI	6.235.000	754.000	17.700.000	0	635.000	1.341.000	0	0	0	26.665.000
TÜRKİYE VE ORTA DOĞU AMME İDARESİ ENSTİTÜSÜ	2.218.000	299.000	1.579.000	0	356.000	665.000	0	0	0	5.117.000
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	148.594.000	25.883.000	97.262.000	0	98.088.000	114.096.000	522.000.000	0	0	1.005.923.000
TÜRKİYE BİLİMLER AKADEMİSİ BAŞKANLIĞI	598.000	89.000	2.724.000	0	2.115.000	1.049.000	0	0	0	6.575.000
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	1.209.000	166.000	3.360.000	0	22.000	4.000.000	0	0	0	8.757.000
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	140.146.000	16.296.000	229.882.000	0	391.048.000	96.000.000	0	1.151.000.000	0	2.024.372.000
GENÇLİK VE SPOR GENEL MÜDÜRLÜĞÜ	21.339.000	2.724.000	23.182.000	0	203.216.000	129.814.000	25.000.000	0	0	405.275.000
DEVLET TİYATROLARI GENEL MÜDÜRLÜĞÜ	60.268.000	6.466.000	26.443.000	0	3.311.000	3.321.000	0	0	0	99.809.000
DEVLET OPERA VE BALESİ GENEL MÜDÜRLÜĞÜ	86.430.000	8.546.000	19.000.000	0	3.958.000	1.575.000	0	0	0	119.509.000
ORMAN GENEL MÜDÜRLÜĞÜ	391.164.000	61.437.000	69.894.000	0	22.130.000	70.000.000	0	0	0	614.625.000
VAKIFLAR GENEL MÜDÜRLÜĞÜ	54.259.000	7.260.000	143.385.000	0	19.980.000	189.653.000	0	0	0	414.537.000
HUDUT VE SAHİLLER SAĞLIK GENEL MÜDÜRLÜĞÜ	12.914.000	1.700.000	8.839.000	0	176.000	73.308.000	0	0	0	96.937.000
TÜRK AKREDİTASYON KURUMU	2.211.000	250.000	1.977.000	0	272.000	0	0	0	0	4.710.000
TÜRK STANDARTLARI ENSTİTÜSÜ	95.630.000	14.697.000	37.502.000	0	1.518.000	12.000.000	0	0	0	161.347.000
MİLLİ PRODÜKTİVİTE MERKEZİ	5.668.000	1.095.000	2.957.000	0	31.000	400.000	0	0	0	10.151.000
TÜRK PATENT ENSTİTÜSÜ	7.597.000	908.000	19.908.000	0	2.053.000	5.268.000	0	0	0	35.734.000
ULUSAL BOR ARAŞTIRMA ENSTİTÜSÜ	850.000	68.000	853.000	0	26.000	6.296.000	0	0	0	8.093.000
TÜRKİYE ATOM ENERJİSİ KURUMU	26.967.000	2.418.000	14.244.000	0	2.522.000	18.988.000	0	0	0	65.139.000
SAVUNMA SANAYİ MÜSTEŞARLIĞI	10.966.000	800.000	9.565.000	0	315.000	5.770.000	0	0	0	27.416.000
KÜÇÜK VE ORTA ÖLÇEKLİ SANAYİ GELİŞTİRME VE DESTEKLEME İDAR	26.624.000	2.136.000	25.275.000	0	113.940.000	7.607.000	0	46.786.000	0	222.368.000
İHRACATI GELİŞTİRME ETÜD MERKEZİ	7.253.000	740.000	5.358.000	0	85.000	0	0	0	0	13.436.000
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	4.439.000	457.000	6.292.000	0	31.178.000	2.000.000	600.000	0	0	44.966.000
ÖZEL ÇEVRE KORUMA KURUMU BAŞKANLIĞI	4.248.000	583.000	5.865.000	0	608.000	7.569.000	11.000.000	0	0	29.873.000
GAP BÖLGE KALKINMA İDARESİ BAŞKANLIĞI	5.606.000	857.000	6.337.000	0	401.000	11.129.000	0	0	0	24.330.000
ÖZELLEŞTİRME İDARESİ BAŞKANLIĞI	11.829.000	838.000	3.900.000	0	512.000	0	0	0	0	17.079.000
ELEKTRİK İŞLERİ ETÜT İDARESİ GENEL MÜDÜRLÜĞÜ	22.276.000	3.597.000	4.385.000	0	1.245.000	4.400.000	0	0	0	35.903.000
MADEN TETKİK VE ARAMA GENEL MÜDÜRLÜĞÜ	82.424.000	12.323.000	15.495.000	0	5.733.000	98.500.000	0	0	0	214.475.000
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	13.086.000	1.588.000	223.292.000	0	2.255.000	473.282.000	0	0	0	713.503.000
SİVİL HAVACILIK GENEL MÜDÜRLÜĞÜ	6.848.000	1.272.000	6.503.000	0	952.000	630.000	0	0	0	16.205.000
MESLEKİ YETERLİLİK KURUMU BAŞKANLIĞI	1.000.000	215.000	3.040.000	0	0	1.000.000	0	0	0	5.255.000
ÖZEL BÜTÇELİ KURUMLAR	**1.266.694.000**	**177.662.000**	**1.164.606.000**	**0**	**909.146.000**	**1.349.171.000**	**558.600.000**	**1.197.786.000**	**0**	**6.623.665.000**
YÜKSEKÖĞRETİM KURUMLARI	**3.850.833.200**	**505.913.600**	**1.363.916.000**	**0**	**99.242.850**	**1.498.379.000**	**0**	**0**	**0**	**7.318.284.650**
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	**5.117.527.200**	**683.575.600**	**2.528.522.000**	**0**	**1.008.388.850**	**2.847.550.000**	**558.600.000**	**1.197.786.000**	**0**	**13.941.949.650**

BÜMKO/e-bütçe

2008 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(III) SAYILI CETVEL - DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR
(EKONOMİK SINIFLANDIRMA)

(YTL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİD.	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
RADYO VE TELEVİZYON ÜST KURULU	27.266.000	2.460.000	23.021.000	0	62.085.000	36.045.000	0	0	0	150.877.000
TELEKOMÜNİKASYON KURUMU	60.321.000	7.737.000	116.814.000	0	911.073.000	76.302.000	0	0	0	1.172.247.000
SERMAYE PİYASASI KURULU	31.644.000	1.478.000	16.558.000	0	2.530.000	1.900.000	0	0	0	54.110.000
BANKACILIK DÜZENLEME VE DENETLEME KURUMU	31.362.200	3.960.100	35.451.000	0	1.273.200	32.953.500	0	0	0	105.000.000
ENERJİ PİYASASI DÜZENLEME KURUMU	24.238.750	2.525.000	50.326.250	50.000	3.117.000	22.731.000	0	0	0	102.988.000
KAMU İHALE KURUMU	17.838.000	780.400	25.103.400	0	18.380.400	7.020.800	0	0	0	69.123.000
REKABET KURUMU	16.979.515	953.697	7.746.305	0	6.694.500	900.500	0	0	0	33.274.517
TÜTÜN, TÜTÜN MAMULLERİ VE ALKOLLÜ İÇKİLER PİYASASI DÜZENLEME KURUMU	9.117.024	3.327.491	9.172.000	0	14.291.409	6.161.000	0	0	0	42.068.924
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR TOPLAMI	**218.766.489**	**23.221.688**	**284.191.955**	**50.000**	**1.019.444.509**	**184.013.800**	**0**	**0**	**0**	**1.729.688.441**

BÜMKO/e-bütçe

2008 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(I) SAYILI CETVEL - GENEL BÜTÇELİ İDARELER
(FONKSİYONEL SINIFLANDIRMA)

(YTL)

KURUMLAR	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	İSKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM HİZMETLERİ	TOPLAM
CUMHURBAŞKANLIĞI	55.561.000	0	0	0	0	0	0	0	0	0	55.561.000
TÜRKİYE BÜYÜK MİLLET MECLİSİ	419.611.248	2.000	0	0	0	0	403.752	0	0	0	420.017.000
ANAYASA MAHKEMESİ	2.814.400	0	14.287.600	0	0	0	0	0	0	0	17.102.000
YARGITAY	11.529.600	0	35.924.400	0	0	0	0	0	0	0	47.454.000
DANIŞTAY	5.135.000	0	34.698.900	0	0	0	0	0	102.100	0	39.936.000
SAYIŞTAY	11.814.500	45.000	78.172.850	0	0	0	0	0	170.000	0	90.202.350
BAŞBAKANLIK	1.589.530.850	23.207.600	2.275.750	48.706.000	0	0	620.300	1.869.500	0	0	1.666.210.000
MİLLİ İSTİHBARAT TEŞKİLATI MÜSTEŞARLIĞI	0	0	423.557.000	0	0	0	0	0	0	0	423.557.000
MİLLİ GÜVENLİK KURULU GENEL SEKRETERLİĞİ	11.036.000	0	0	0	0	0	0	0	0	0	11.036.000
BASIN-YAYIN VE ENFORMASYON GENEL MÜDÜRLÜĞÜ	3.482.225	90.750	0	0	0	0	0	55.418.025	0	0	58.991.000
DEVLET PERSONEL BAŞKANLIĞI	9.535.750	42.250	0	0	0	0	0	0	0	0	9.578.000
BAŞBAKANLIK YÜKSEK DENETLEME KURULU	10.892.500	0	77.500	0	0	0	0	0	0	0	10.970.000
DEVLET PLANLAMA TEŞKİLATI MÜSTEŞARLIĞI	185.085.000	182.000	230.000	14.000.000	0	0	0	0	67.573.000	0	267.070.000
HAZİNE MÜSTEŞARLIĞI	57.597.198.950	271.050	340.000	3.631.506.000	0	0	0	0	0	932.000.000	62.161.316.000
DIŞ TİCARET MÜSTEŞARLIĞI	41.161.670	253.000	0	61.538.330	0	0	0	0	0	0	102.953.000
GÜMRÜK MÜSTEŞARLIĞI	229.450.800	301.800	4.226.400	0	0	0	0	0	0	0	233.979.000
TÜRKİYE İSTATİSTİK KURUMU	99.604.770	218.600	742.500	0	0	0	215.130	0	0	0	100.781.000
DİYANET İŞLERİ BAŞKANLIĞI	13.453.180	191.840	700.000	0	0	0	286.235	1.983.489.840	291.500	0	1.998.412.595
ÖZÜRLÜLER İDARESİ BAŞKANLIĞI	1.031.490	46.160	110.000	0	0	0	0	0	0	3.067.350	4.255.000
AİLE VE SOSYAL ARAŞTIRMALAR GENEL MÜDÜRLÜĞÜ	4.680.000	0	40.000	0	0	0	0	0	0	0	4.720.000
KADININ STATÜSÜ GENEL MÜDÜRLÜĞÜ	3.592.000	0	0	0	0	0	0	0	0	0	3.592.000
SOSYAL YARDIMLAŞMA VE DAYANIŞMA GENEL MUDÜRLÜĞÜ	522.020	0	284.000	0	0	0	0	0	0	2.963.980	3.770.000
SOSYAL HİZMETLER VE ÇOCUK ESİRGEME KURUMU GENEL MÜDÜRLÜĞÜ	10.751.000	0	5.040.000	0	0	0	0	0	0	837.361.000	853.152.000
ADALET BAKANLIĞI	639.610.200	3.291.900	2.205.024.900	0	0	0	0	0	0	0	2.847.927.000
MİLLİ SAVUNMA BAKANLIĞI	50.875.000	13.206.785.000	0	0	0	0	0	0	0	15.047.000	13.272.707.000
İÇİŞLERİ BAKANLIĞI	1.138.094.000	86.415.000	2.436.000	0	0	120.000.000	0	0	0	0	1.346.945.000
JANDARMA GENEL KOMUTANLIĞI	0	0	3.128.378.000	0	0	0	0	0	0	0	3.128.378.000
EMNİYET GENEL MÜDÜRLÜĞÜ	153.382.000	260.000	6.237.264.500	0	0	0	2.882.000	0	202.674.500	0	6.596.463.000
SAHİL GÜVENLİK KOMUTANLIĞI	0	0	233.317.000	0	0	0	0	0	0	0	233.317.000
DIŞİŞLERİ BAKANLIĞI	611.253.000	134.000	0	0	0	0	1.748.000	37.550.000	50.710.000	6.578.000	707.973.000
AVRUPA BİRLİĞİ GENEL SEKRETERLİĞİ	9.379.000	0	130.000	0	0	0	0	0	0	0	9.509.000
MALİYE BAKANLIĞI	28.190.691.327	875.200	63.041.900	0	0	1.970.400.000	0	0	3.014.100	8.255.059.000	38.483.081.527
GELİR İDARESİ BAŞKANLIĞI	1.362.250.000	0	0	0	0	0	0	0	0	0	1.362.250.000
MİLLİ EĞİTİM BAKANLIĞI	2.218.715.000	500.000	35.000	0	0	0	0	106.177.000	20.590.138.000	0	22.915.565.000
BAYINDIRLIK VE İSKAN BAKANLIĞI	13.073.720	381.000	0	329.957.870	0	84.329.980	144.230	0	0	258.573.200	686.460.000
TAPU VE KADASTRO GENEL MÜDÜRLÜĞÜ	370.006.700	690.300	0	51.750.000	0	0	0	0	0	0	422.447.000
SAĞLIK BAKANLIĞI	32.810.000	296.000	685.000	0	0	0	10.794.279.000	0	0	0	10.828.070.000
ULAŞTIRMA BAKANLIĞI	6.878.800	294.900	0	1.044.311.300	0	0	0	0	0	0	1.051.485.000
KARAYOLLARI GENEL MÜDÜRLÜĞÜ	25.086.750	413.620	3.120.000	3.360.779.330	0	0	1.735.300	0	0	0	3.391.135.000
DENİZCİLİK MÜSTEŞARLIĞI	5.312.800	608.800	0	60.112.800	0	0	158.600	0	0	0	66.193.000
TARIM VE KÖYİŞLERİ BAKANLIĞI	58.684.350	494.160	0	6.698.866.310	490.000	0	80.210.000	0	19.741.180	30.000.000	6.888.486.000
TARIM REFORMU GENEL MÜDÜRLÜĞÜ	3.307.900	404.000	0	38.506.100	0	0	0	0	0	0	42.218.000
ÇALIŞMA VE SOSYAL GÜVENLİK BAKANLIĞI	20.530.300	1.022.000	426.000	141.458.700	0	0	0	0	0	28.804.000.000	28.967.437.000
SANAYİ VE TİCARET BAKANLIĞI	106.870.000	1.472.000	0	224.378.000	0	0	54.000	0	0	0	332.774.000
ENERJİ VE TABİİ KAYNAKLAR BAKANLIĞI	312.922.080	372.000	270.000	51.193.920	0	0	0	0	0	0	364.758.000
PETROL İŞLERİ GENEL MÜDÜRLÜĞÜ	1.350.000	0	130.000	3.338.000	0	0	0	0	0	0	4.818.000
KÜLTÜR VE TURİZM BAKANLIĞI	235.993.680	1.229.000	2.829.000	170.875.791	0	0	100.000	415.558.529	0	0	826.586.000
ÇEVRE VE ORMAN BAKANLIĞI	482.991.900	291.000	1.000.000	326.486.000	211.157.000	0	0	0	0	0	1.021.925.900
DEVLET METEOROLOJİ İŞLERİ GENEL MÜDÜRLÜĞÜ	107.574.000	168.000	720.000	0	0	0	191.000	0	0	0	108.653.000
DEVLET SU İŞLERİ GENEL MÜDÜRLÜĞÜ	23.322.100	677.700	10.529.000	3.491.020.100	0	266.713.800	293.300	0	0	0	3.792.556.000
GENEL BÜTÇELİ KURUMLAR (I SAYILI CETVEL)	**96.498.438.560**	**13.331.927.630**	**12.490.043.200**	**19.748.784.551**	**211.647.000**	**2.441.443.780**	**10.883.320.847**	**2.600.062.894**	**20.934.414.380**	**39.144.649.530**	**218.284.732.372**
ÖZEL BÜTÇELİ KURUMLAR (II SAYILI CETVEL)	**1.983.315.449**	**29.036.042**	**850.172.378**	**1.275.191.086**	**24.367.400**	**22.867.000**	**903.927.380**	**928.814.048**	**7.804.417.867**	**119.841.000**	**13.941.949.650**
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR (III SAYILI CETVEL)	**333.239.588**	**2.451.720**	**35.083.000**	**1.308.019.633**	**0**	**0**	**0**	**50.894.500**	**0**	**0**	**1.729.688.441**
I + II + III SAYILI CETVELE TABİ KURUMLAR TOPLAMI	**98.814.993.597**	**13.363.415.392**	**13.375.298.578**	**22.331.995.270**	**236.014.400**	**2.464.310.780**	**11.787.248.227**	**3.579.771.442**	**28.738.832.247**	**39.264.490.530**	**233.956.370.463**
ÖZEL BÜTÇELERE HAZİNE YARDIMI	**10.420.672.254**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**10.420.672.254**
GELİRDEN AYRILAN PAYLAR	**58.291.409**	**0**	**0**	**924.190.000**	**0**	**0**	**0**	**0**	**0**	**0**	**982.481.409**
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (GELİRDEN AYR. PAY HARİ	**88.336.029.934**	**13.363.415.392**	**13.375.298.578**	**21.407.805.270**	**236.014.400**	**2.464.310.780**	**11.787.248.227**	**3.579.771.442**	**28.738.832.247**	**39.264.490.530**	**222.553.216.800**
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (GELİRDEN AYR. PAY DAHİ	**88.394.321.343**	**13.363.415.392**	**13.375.298.578**	**22.331.995.270**	**236.014.400**	**2.464.310.780**	**11.787.248.227**	**3.579.771.442**	**28.738.832.247**	**39.264.490.530**	**223.535.698.209**

BÜMKO/e-bütçe

2008 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(II) SAYILI CETVEL - ÖZEL BÜTÇELİ DİĞER İDARELER
(FONKSİYONEL SINIFLANDIRMA)

(YTL)

KURUMLAR	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	İSKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM HİZMETLERİ	TOPLAM
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	9.989.000	0	0	0	0	0	0	0	135.592.000	0	145.581.000
ATATÜRK KÜLTÜR, DİL VE TARİH YÜKSEK KURUMU BAŞKANLIĞI	2.728.700	0	0	0	0	0	0	23.936.300	0	0	26.665.000
TÜRKİYE VE ORTA DOĞU AMME İDARESİ ENSTİTÜSÜ	3.192.000	0	180.000	0	0	0	0	0	1.745.000	0	5.117.000
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	963.056.100	0	421.000	0	0	0	516.900	0	41.929.000	0	1.005.923.000
TÜRKİYE BİLİMLER AKADEMİSİ BAŞKANLIĞI	6.575.000	0	0	0	0	0	0	0	0	0	6.575.000
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	0	0	8.757.000	0	0	0	0	0	0	0	8.757.000
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	27.031.000	286.000	14.420.000	0	0	0	0	0	1.982.635.000	0	2.024.372.000
GENÇLİK VE SPOR GENEL MÜDÜRLÜĞÜ	21.901.000	122.000	275.000	0	0	0	1.245.000	381.732.000	0	0	405.275.000
DEVLET TİYATROLARI GENEL MÜDÜRLÜĞÜ	11.583.190	51.300	1.225.400	0	0	0	0	86.949.110	0	0	99.809.000
DEVLET OPERA VE BALESİ GENEL MÜDÜRLÜĞÜ	11.106.000	75.000	300.000	0	0	0	322.000	107.706.000	0	0	119.509.000
ORMAN GENEL MÜDÜRLÜĞÜ	4.924.000	112.000	0	609.589.000	0	0	0	0	0	0	614.625.000
VAKIFLAR GENEL MÜDÜRLÜĞÜ	13.454.600	361.400	2.000.000	385.400	0	0	43.715.500	234.779.100	0	119.841.000	414.537.000
HUDUT VE SAHİLLER SAĞLIK GENEL MÜDÜRLÜĞÜ	5.033.000	99.000	1.025.000	0	0	0	90.780.000	0	0	0	96.937.000
TÜRK AKREDİTASYON KURUMU	0	0	0	4.710.000	0	0	0	0	0	0	4.710.000
TÜRK STANDARTLARI ENSTİTÜSÜ	24.600.364	0	0	136.746.636	0	0	0	0	0	0	161.347.000
MİLLİ PRODÜKTİVİTE MERKEZİ	3.308.850	0	0	6.842.150	0	0	0	0	0	0	10.151.000
TÜRK PATENT ENSTİTÜSÜ	15.520.000	53.000	520.000	19.641.000	0	0	0	0	0	0	35.734.000
ULUSAL BOR ARAŞTIRMA ENSTİTÜSÜ	0	0	0	8.093.000	0	0	0	0	0	0	8.093.000
TÜRKİYE ATOM ENERJİSİ KURUMU	7.657.500	0	300.000	56.912.600	0	0	268.900	0	0	0	65.139.000
SAVUNMA SANAYİ MÜSTEŞARLIĞI	4.512.950	22.668.640	229.410	0	0	0	5.000	0	0	0	27.416.000
KÜÇÜK VE ORTA ÖLÇEKLİ SANAYİ GELİŞTİRME VE DESTEKLEME İDARE	12.567.000	0	1.100.000	208.701.000	0	0	0	0	0	0	222.368.000
İHRACATI GELİŞTİRME ETÜD MERKEZİ	3.200.800	0	65.000	10.170.200	0	0	0	0	0	0	13.436.000
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	44.966.000	0	0	0	0	0	0	0	0	0	44.966.000
ÖZEL ÇEVRE KORUMA KURUMU BAŞKANLIĞI	4.192.500	0	0	0	24.365.500	1.315.000	0	0	0	0	29.873.000
GAP BÖLGE KALKINMA İDARESİ BAŞKANLIĞI	2.778.000	0	0	0	0	21.552.000	0	0	0	0	24.330.000
ÖZELLEŞTİRME İDARESİ BAŞKANLIĞI	8.091.500	0	0	8.987.500	0	0	0	0	0	0	17.079.000
ELEKTRİK İŞLERİ ETÜT İDARESİ GENEL MÜDÜRLÜĞÜ	9.121.000	327.000	0	26.455.000	0	0	0	0	0	0	35.903.000
MADEN TETKİK VE ARAMA GENEL MÜDÜRLÜĞÜ	51.639.500	129.500	700.000	162.006.000	0	0	0	0	0	0	214.475.000
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	0	0	713.503.000	0	0	0	0	0	0	0	713.503.000
SİVİL HAVACILIK GENEL MÜDÜRLÜĞÜ	2.357.900	0	150.000	13.697.100	0	0	0	0	0	0	16.205.000
MESLEKİ YETERLİLİK KURUMU BAŞKANLIĞI	3.040.500	0	0	2.214.500	0	0	0	0	0	0	5.255.000
DİĞER ÖZEL BÜTÇELİ KURUMLAR	**1.278.127.954**	**24.284.840**	**745.170.810**	**1.275.151.086**	**24.365.500**	**22.867.000**	**136.853.300**	**835.102.510**	**2.161.901.000**	**119.841.000**	**6.623.665.000**
YÜKSEKÖĞRETİM KURUMLARI	**705.187.495**	**4.751.202**	**105.001.568**	**40.000**	**1.900**	**0**	**767.074.080**	**93.711.538**	**5.642.516.867**	**0**	**7.318.284.650**
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	**1.983.315.449**	**29.036.042**	**850.172.378**	**1.275.191.086**	**24.367.400**	**22.867.000**	**903.927.380**	**928.814.048**	**7.804.417.867**	**119.841.000**	**13.941.949.650**

BÜMKO/e-bütçe

2008 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(III) SAYILI CETVEL - DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR
(FONKSİYONEL SINIFLANDIRMA)

(YTL)

KURUMLAR	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	İSKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM HİZMETLERİ	TOPLAM
RADYO VE TELEVİZYON ÜST KURULU	98.885.000	1.097.500	0	0	0	0	0	50.894.500	0	0	150.877.
TELEKOMÜNİKASYON KURUMU	145.860.000	0	31.000.000	995.387.000	0	0	0	0	0	0	1.172.247.
SERMAYE PİYASASI KURULU	16.073.000	0	4.083.000	33.954.000	0	0	0	0	0	0	54.110.
BANKACILIK DÜZENLEME VE DENETLEME KURUMU	8.798.300	0	0	96.201.700	0	0	0	0	0	0	105.000.
ENERJİ PİYASASI DÜZENLEME KURUMU	7.167.250	645.000	0	95.175.750	0	0	0	0	0	0	102.988.
KAMU İHALE KURUMU	13.523.300	132.700	0	55.467.000	0	0	0	0	0	0	69.123.
REKABET KURUMU	19.821.021	576.520	0	12.876.976	0	0	0	0	0	0	33.274.
TÜTÜN, TÜTÜN MAMULLERİ VE ALKOLLÜ İÇKİLER PİYASASI DÜZENLEME KURUMU	23.111.717	0	0	18.957.207	0	0	0	0	0	0	42.068.
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR TOPLAMI	**333.239.588**	**2.451.720**	**35.083.000**	**1.308.019.633**	**0**	**0**	**0**	**50.894.500**	**0**	**0**	**1.729.688.4**

BÜMKO/e-bütçe

B - CETVELİ

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER

(YTL.)

KODLAR I	A Ç I K L A M A	2008 YILI BÜTÇE GELİRİ
01	VERGİ GELİRLERİ	187.504.321.000
03	TEŞEBBÜS VE MÜLKİYET GELİRLERİ	9.001.423.000
04	ALINAN BAĞIŞ VE YARDIMLAR İLE ÖZEL GELİRLER	805.893.000
05	DİĞER GELİRLER	15.368.338.000
06	SERMAYE GELİRLERİ	4.308.056.000
	TOPLAM BÜTÇE GELİRİ	**216.988.031.000**
09	RED VE İADELER (-)	16.594.612.000
	NET BÜTÇE GELİRİ	**200.393.419.000**

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER			2008 YILI
I	II	A Ç I K L A M A	BÜTÇE GELİRİ
01		VERGİ GELİRLERİ	187.504.321.000
	1	GELİR VE KAZANÇ ÜZERİNDEN ALINAN VERGİLER	55.756.280.000
	2	MÜLKİYET ÜZERİNDEN ALINAN VERGİLER	4.073.173.000
	3	DAHİLDE ALINAN MAL VE HİZMET VERGİLERİ	84.300.938.000
	4	ULUSLARARASI TİCARET VE MUAMELELERDEN ALINAN VERGİLER	33.537.856.000
	5	DAMGA VERGİSİ	4.228.399.000
	6	HARÇLAR	5.512.616.000
	9	BAŞKA YERDE SINIFLANDIRILMAYAN VERGİLER	95.059.000
03		TEŞEBBÜS VE MÜLKİYET GELİRLERİ	9.001.423.000
	1	MAL VE HİZMET SATIŞ GELİRLERİ	1.689.509.000
	2	MALLARIN KULLANMA VE FAALİYETTE BULUNMA İZNİ GELİRLERİ	-
	3	KİT VE KAMU BANKALARI GELİRLERİ	4.247.707.000
	5	KURUMLAR KARLARI	1.725.226.000
	6	KİRA GELİRLERİ	800.111.000
	9	DİĞER TEŞEBBÜS VE MÜLKİYET GELİRLERİ	538.870.000
04		ALINAN BAĞIŞ VE YARDIMLAR İLE ÖZEL GELİRLER	805.893.000
	1	YURT DIŞINDAN ALINAN BAĞIŞ VE YARDIMLAR	-
	6	ÖZEL GELİRLER	805.893.000
05		DİĞER GELİRLER	15.368.338.000
	1	FAİZ GELİRLERİ	2.276.092.000
	2	KİŞİ VE KURUMLARDAN ALINAN PAYLAR	7.397.808.000
	3	PARA CEZALARI	3.558.732.000
	9	DİĞER ÇEŞİTLİ GELİRLER	2.135.706.000
06		SERMAYE GELİRLERİ	4.308.056.000
	1	TAŞINMAZ SATIŞ GELİRLERİ	402.441.000
	2	TAŞINIR SATIŞ GELİRLERİ	5.615.000
	9	DİĞER SERMAYE SATIŞ GELİRLERİ	3.900.000.000
		GENEL TOPLAM	216.988.031.000
09		RED VE İADELER (-)	16.594.612.000
	1	VERGİ GELİRLERİ	16.298.009.000
	3	TEŞEBBÜS VE MÜLKİYET GELİRLERİ	23.109.000
	4	ALINAN BAĞIŞ VE YARDIMLAR İLE ÖZEL GELİRLER	4.373.000
	5	DİĞER GELİRLER	267.835.000
	6	SERMAYE GELİRLERİ	1.286.000

(YTL.)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	A Ç I K L A M A	BÜTÇE GELİRİ
01				**VERGİ GELİRLERİ**	**187.504.321.000**
	1			**GELİR VE KAZANÇ ÜZERİNDEN ALINAN VERGİLER**	**55.756.280.000**
		1		**Gelir Vergisi**	**38.780.119.000**
			01	Beyana Dayanan Gelir Vergisi	1.820.529.000
			02	Basit Usulde Gelir Vergisi	215.983.000
			03	Gelir Vergisi Tevkifatı	35.490.160.000
			04	Gelir Geçici Vergisi	1.253.447.000
		2		**Kurumlar Vergisi**	**16.976.161.000**
			01	Beyana Dayanan Kurumlar Vergisi	1.262.520.000
			02	Kurumlar Vergisi Tevkifatı	284.216.000
			03	Kurumlar Geçici Vergisi	15.429.425.000
	2			**MÜLKİYET ÜZERİNDEN ALINAN VERGİLER**	**4.073.173.000**
		1		**Veraset ve İntikal Vergisi**	**157.092.000**
			01	Veraset ve İntikal Vergisi	157.092.000
		2		**Motorlu Taşıtlar Vergisi**	**3.916.081.000**
			01	Motorlu Taşıtlar Vergisi	3.916.081.000
	3			**DAHİLDE ALINAN MAL VE HİZMET VERGİLERİ**	**84.300.938.000**
		1		**Dahilde Alınan Katma Değer Vergisi**	**30.333.159.000**
			01	Beyanan Dayanan KDV	29.276.060.000
			02	Tevkif Suretiyle Kesilen KDV	1.057.099.000
		2		**Özel Tüketim Vergisi**	**44.912.515.000**
			01	Petrol ve Doğalgaz Ürünleri	25.786.692.000
			02	Motorlu Taşıt Araçları	4.620.593.000
			03	Alkollü İçkiler	2.005.026.000
			04	Tütün Mamülleri	11.032.304.000
			05	Kolalı Gazozlar	202.000.000
			06	Dayanıklı Tüketim ve Diğer Mallar	1.265.900.000

(YTL.)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
		3		**Banka ve Sigorta Muameleleri Vergisi**	**4.010.228.000**
			01	Banka ve Sigorta Muameleleri Vergisi	4.010.228.000
		4		**Şans Oyunları Vergisi**	**400.000.000**
			01	Şans Oyunları Vergisi	400.000.000
		5		**Özel İletişim Vergisi**	**4.645.036.000**
			01	Özel iletişim Vergisi	4.645.036.000
	4			**ULUSLARARASI TİCARET VE MUAMELELERDEN ALINAN VERGİLER**	**33.537.856.000**
		1		**Gümrük Vergileri**	**2.968.173.000**
			01	Gümrük Vergileri	2.968.173.000
		2		**İthalde Alınan Katma Değer Vergisi**	**30.504.085.000**
			01	İthalde Alınan Katma Değer Vergisi	30.504.085.000
		3		**Diğer Dış Ticaret Gelirleri**	**65.598.000**
			01	Diğer Dış Ticaret Gelirleri	65.598.000
	5			**DAMGA VERGİSİ**	**4.228.399.000**
		1		**Damga Vergisi**	**4.228.399.000**
			01	Damga Vergisi	4.228.399.000
	6			**HARÇLAR**	**5.512.616.000**
		1		**Yargı Harçları**	**824.922.000**
			01	Ticaret Sicil Harçları	139.395.000
			02	Esnaf Sicil Harçları	2.362.000
			99	Diğer Yargı Harçları	683.165.000
		2		**Noter Harçları**	**476.693.000**
			01	Noter Harçları	476.693.000
		4		**Tapu Harçları**	**2.167.084.000**
			01	Tapu Harçları	2.167.084.000
		5		**Pasaport ve Konsolosluk Harçları**	**624.693.000**
			01	Pasaport ve Konsolosluk Harçları	624.693.000
		6		**Gemi ve Liman Harçları**	**14.950.000**
			01	Gemi ve Liman Harçları	14.950.000
		7		**İmtiyazname, Ruhsatname ve Diploma Harçları**	**5.916.000**
			01	Avcılık Belgesi Harçları	2.958.000
			99	Diğer İmtiyazname, Ruhsatname ve Diploma Harçları	2.958.000
		8		**Trafik Harçları**	**748.685.000**
			01	Trafik Harçları	748.685.000

(YTL.)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
		9		**Diğer Harçlar**	**649.673.000**
			01	Yurt Dışı Çıkış Harcı	76.320.000
			03	Özel Güvenlik Harçları	35.896.000
			99	Diğer Harçlar	537.457.000
	9			**BAŞKA YERDE SINIFLANDIRILMAYAN VERGİLER**	**95.059.000**
		1		**Kaldırılan Vergi Artıkları**	**42.930.000**
			01	Kaldırılan Vergi Artıkları	42.930.000
		9		**Başka Yerde Sınıflandırılmayan Diğer Vergiler**	**52.129.000**
			99	Başka Yerde Sınıflandırılmayan Diğer Vergiler	52.129.000
3				**TEŞEBBÜS VE MÜLKİYET GELİRLERİ**	**9.001.423.000**
	1			**MAL VE HİZMET SATIŞ GELİRLERİ**	**1.689.509.000**
		1		**Mal Satış Gelirleri**	**897.299.000**
			03	Banka Çekleri Değerli Kağıt Bedelleri	90.083.000
			04	Diğer Değerli Kağıt Bedelleri	807.216.000
		2		**Hizmet Gelirleri**	**792.210.000**
			08	Yol, Köprü ve Tünel Ücret Gelirleri	792.210.000
	2			**MALLARIN KULLANMA VE FAALİYETTE BULUNMA İZNİ GELİRLERİ**	-
		1		**Malların Kullanma veya Faaliyette Bulunma İzni Gelirleri**	-
			01	RTÜK Lisans Ücreti	-
			02	RTÜK Yayın İzni Ücreti	-
			07	İletişim Araçları Ruhsatname ve Sertifika Ücretleri	-
	3			**KİT VE KAMU BANKALARI GELİRLERİ**	**4.247.707.000**
		1		**Hazine Portföyü ve İştirak Gelirleri**	**4.022.500.000**
			01	KİT'den Elde Edilen Gelirler	2.100.000.000
			02	İştirak Gelirleri	-
			04	2. Tip Telekomünikasyon Ruhsatı ve Genel İzin Gelirleri	-
			05	Kamu Bankalarından Elde Edilen Temettü Gelirleri	1.922.500.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	A Ç I K L A M A	BÜTÇE GELİRİ
		2		**KİT ve İDT'lerden Sağlanan Gelirler**	**225.207.000**
			01	Devlet Hava Mey. İşl. Genel Müdürlüğünden	87.575.000
			02	Devlet Malzeme Ofisi Genel Müdürlüğünden	22.727.000
			03	Kıyı Emniyeti ve Gemi Kurtarma İşletmeleri Genel Müdürlüğünden	13.852.000
			04	Türkiye Petrolleri Anonim Ortaklığından	101.053.000
	5			**KURUMLAR KARLARI**	**1.725.226.000**
		1		**Döner Sermayeler**	**1.692.226.000**
			01	Döner Sermayelerin Aylık Gayrisafi Hasılatından Aktarmalar	1.626.568.000
			02	Döner Sermayelerin Yılsonu Karlarından Aktarmalar	65.658.000
		9		**Diğer Kurumlar Karları**	**33.000.000**
			99	Diğer Kurumlar Karları	33.000.000
	6			**KİRA GELİRLERİ**	**800.111.000**
		1		**Taşınmaz Kiraları**	**800.111.000**
			01	Lojman Kira Gelirleri	281.196.000
			02	Ecrimisil Gelirleri	126.948.000
			03	Sosyal Tesis Kira Gelirleri	718.000
			99	Diğer Taşınmaz Kira Gelirleri	391.249.000
	9			**DİĞER TEŞEBBÜS VE MÜLKİYET GELİRLERİ**	**538.870.000**
		9		**Diğer Gelirler**	**538.870.000**
			01	Para Basımı Gelirleri	96.000.000
			99	Diğer Çeşitli Teşebbüs ve Mülkiyet Gelirleri	442.870.000
4				**ALINAN BAĞIŞ VE YARDIMLAR İLE ÖZEL GELİRLER**	**805.893.000**
	1			**YURT DIŞINDAN ALINAN BAĞIŞ VE YARDIMLAR**	-
		1		**Cari**	-
			03	Merkez Bankasındaki 34 No'lu NATO Hesabından Hazineye Devrolunacak Miktar	-
			99	Yurt Dışından Alınan Diğer Bağış ve Yardımlar	-

(YTL.)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	A Ç I K L A M A	BÜTÇE GELİRİ
	6			**ÖZEL GELİRLER**	**805.893.000**
		1		**Genel Bütçeli İdarelere Ait Özel Gelirler**	**805.893.000**
			02	Harita ve Kadastro Bedeli	6.300.000
			04	Basılı Kağıt ve Plaka Satış Gelirleri	2.200.000
			06	Çıraklık, Mesleki ve Teknik Eğitim Gelirleri	52.000.000
			07	TSK Mal ve Hizmet Satış Geliri	195.500.000
			13	Konvertibl Olmayan Konsolosluk Gelirleri	50.000.000
			16	Ücretle Yapılacak İş ve Hizmet Karşılıkları	47.000.000
			18	Gayrimenkul Satış ve Kira Gelirleri	33.000.000
			99	Diğer Özel Gelirler	419.893.000

(YTL.)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	A Ç I K L A M A	BÜTÇE GELİRİ
5				**DİĞER GELİRLER**	**15.368.338.000**
	1			**FAİZ GELİRLERİ**	**2.276.092.000**
		1		**Dış Borcun İkrazından Doğan Alacak Faizleri**	**89.331.000**
			01	Dış Borcun İkrazından Doğan Alacak Faizleri	89.331.000
		2		**Para Piyasası Nakit İşlemleri Alacakları Faizleri**	**-**
			01	Para Piyasası Nakit İşlemleri Alacakları Faizleri	-
		3		**Kurumca Verilen Borçlardan Alacakların Faizleri**	**-**
			01	Kurumca Verilen Borçlardan Alacakların Faizleri	-
		4		**Takipteki Kurum Alacakları Faizleri**	**160.087.000**
			01	Takipteki Kurum Alacakları Faizleri	160.087.000
		5		**Menkul Kıymet ve Gecikmiş Ödemeler Faizleri**	**-**
			01	Menkul Kıymet ve Gecikmiş Ödemeler Faizleri	-
		6		**Borçlanma Senedi Geçmiş Gün Faizleri**	**23.760.000**
			01	Borçlanma Senedi Geçmiş Gün Faizleri	23.760.000
		7		**Borçlanma Senedi Primli Satış Geliri**	**724.670.000**
			01	Borçlanma Senedi Primli Satış Geliri	724.670.000
		8		**Vergi, Resim ve Harç Gecikme Faizleri**	**733.285.000**
			01	Vergi, Resim ve Harç Gecikme Faizleri	733.285.000
		9		**Diğer Faizler**	**544.959.000**
			01	Kişilerden Alacaklar Faizleri	-
			03	Mevduat Faizleri	-
			99	Diğer Faizler	544.959.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
	2			**KİŞİ VE KURUMLARDAN ALINAN PAYLAR**	**7.397.808.000**
		1		**Devlet Payları**	**241.244.000**
			02	Petrolden Devlet Hakkı	7.908.000
			03	Madenlerden Devlet Hakkı	108.039.000
			05	Petrolden Devlet Hissesi	125.297.000
		5		**Genel Bütçeli İdarelere Ait Paylar**	**7.156.564.000**
			02	Düzenleyici ve Denetleyici Kurumlardan Alınan Paylar	1.200.000.000
			04	Eğitim Özel Geliri (4306 S.K.)	370.692.000
			06	Tasfiye Edilen Fon Gelirleri	339.287.000
			08	GSM İşletmelerinden Alınan Hazine Payları	1.832.263.000
			09	Evrensel Hizmet Gelirleri	500.473.000
			11	İthalatta Kaynak Kullanımı Destekleme Fonu Kesintisi	455.982.000
			12	Kaynak Kullanımı Destekleme Fonu Kesintisi	1.822.015.000
			18	İthalden Yüzde Bir ve Binde Beş Oranında Alınan Çevre Katkı Payı	36.386.000
			19	Belediyelerden Alınan Yüzde Bir Oranında Çevre Katkı Payı	29.770.000
			20	İMKB'den Alınan Paylar	109.570.000
			21	Şans Oyunları Hasılatından Ayrılan Kamu Payları	390.063.000
			99	Diğerlerinden Alınan Paylar	70.063.000
	3			**PARA CEZALARI**	**3.558.732.000**
		1		**Yargı Para Cezaları**	**165.098.000**
			01	Yargı Para Cezaları	165.098.000
		2		**İdari Para Cezaları**	**703.628.000**
			01	Trafik Para Cezaları	381.098.000
			04	Çevre İdari Para Cezaları	8.944.000
			99	Diğer İdari Para Cezaları	313.586.000
		4		**Vergi Cezaları**	**2.642.658.000**
			01	Vergi ve Diğer Amme Alacakları Gecikme Zamları	1.544.925.000
			99	Diğer Vergi Cezaları	1.097.733.000
		9		**Diğer Para Cezaları**	**47.348.000**
			03	Cezai Faiz (Kaynak Kullanımı Des.Fonu Kesintileri)	1.140.000
			99	Yukarıda Tanımlanmayan Diğer Para Cezaları	46.208.000
	9			**DİĞER ÇEŞİTLİ GELİRLER**	**2.135.706.000**
		1		**Diğer Çeşitli Gelirler**	**2.135.706.000**
			99	Yukarıda Tanımlanmayan Diğer Çeşitli Gelirler	2.135.706.000

(YTL.)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	A Ç I K L A M A	BÜTÇE GELİRİ
6				**SERMAYE GELİRLERİ**	**4.308.056.000**
	1			**TAŞINMAZ SATIŞ GELİRLERİ**	**402.441.000**
		1		**Lojman Satış Gelirleri**	**8.023.000**
			01	Lojman Satış Gelirleri	8.023.000
		2		**Sosyal Tesis Satış Gelirleri**	**4.513.000**
			01	Sosyal Tesis Satış Gelirleri	4.513.000
		3		**Diğer Bina Satış Gelirleri**	**3.260.000**
			01	Diğer Bina Satış Gelirleri	3.260.000
		4		**Arazi Satışı**	**270.769.000**
			01	Arazi Satışı	270.769.000
		5		**Arsa Satışı**	**115.320.000**
			01	Arsa Satışı	115.320.000
		9		**Diğer Taşınmaz Satış Gelirleri**	**556.000**
			99	Diğer Çeşitli Taşınmaz Satış Gelirleri	556.000
	2			**TAŞINIR SATIŞ GELİRLERİ**	**5.615.000**
		1		**Taşınır Satış Gelirleri**	**5.615.000**
			01	Taşınır Satış Gelirleri	5.615.000
	9			**DİĞER SERMAYE SATIŞ GELİRLERİ**	**3.900.000.000**
		2		**Telekom Hisse Satış Geliri**	**3.900.000.000**
			01	Telekom Hisse Satış Geliri	3.900.000.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	A Ç I K L A M A	BÜTÇE GELİRİ
9				**RED VE İADELER (-)**	**16.594.612.000**
	1			**VERGİ GELİRLERİ**	**16.298.009.000**
		1		**GELİR VE KAZANÇ ÜZERİNDEN ALINAN VERGİLER**	**3.156.280.000**
			01	Gelir Vergisi	680.119.000
			02	Kurumlar Vergisi	2.476.161.000
		2		**Mülkiyet Üzerinden Alınan Vergiler**	**44.173.000**
			01	Veraset ve İntikal Vergisi	5.092.000
			02	Motorlu Taşıtlar Vergisi	39.081.000
		3		**Dahilde Alınan Mal ve Hizmet Vergileri**	**12.918.626.000**
			01	Dahilde Alınan Katma Değer Vergisi	12.681.159.000
			02	Özel Tüketim Vergisi	193.149.000
			03	Banka ve Sigorta Muameleleri Vergisi	34.282.000
			05	Özel İletişim Vergisi	10.036.000
		4		**Uluslararası Ticaret ve Muamelelerden Alınan Vergiler**	**35.856.000**
			01	Gümrük Vergileri	16.173.000
			02	İthalde Alınan Katma Değer Vergisi	4.085.000
			03	Diğer Dış Ticaret Gelirleri	15.598.000
		5		**Damga Vergisi**	**28.399.000**
			01	Damga Vergisi	28.399.000
		6		**Harçlar**	**112.616.000**
			01	Yargı Harçları	15.508.000
			02	Noter Harçları	8.621.000
			04	Tapu Harçları	39.644.000
			05	Pasaport ve Konsolosluk Harçları	11.824.000
			06	Gemi ve Liman Harçları	3.843.000
			07	İmtiyazname, Ruhsatname ve Diploma Harçları	4.741.000
			08	Trafik Harçları	15.512.000
			09	Diğer Harçlar	12.923.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
		9		**Başka Yerde Sınıflandırılmayan Vergiler**	**2.059.000**
			01	Kaldırılan Vergi Artıkları	930.000
			09	Başka Yerde Sınıflandırılmayan Diğer Vergiler	1.129.000
	3			**TEŞEBBÜS VE MÜLKİYET GELİRLERİ**	**23.109.000**
		1		**Mal ve Hizmet Satış Gelirleri**	**2.509.000**
			01	Mal Satış Gelirleri	2.299.000
			02	Hizmet Gelirleri	210.000
		5		**Kurumlar Karları**	**9.419.000**
			01	Döner Sermayeler	9.419.000
		6		**Kira Gelirleri**	**8.111.000**
			01	Taşınmaz Kiraları	8.111.000
		9		**Diğer Teşebbüs ve Mülkiyet Gelirleri**	**3.070.000**
			09	Diğer Gelirler	3.070.000
	4			**ALINAN BAĞIŞ VE YARDIMLAR**	**4.373.000**
		1		**Yurtdışından Alınan Bağış ve Yardımlar**	-
			02	Sermaye	-
		6		**Özel Gelirler**	**4.373.000**
			01	Genel Bütçeli İdarelere ait Özel Gelirler	4.373.000
	5			**DİĞER GELİRLER**	**267.835.000**
		1		**Faiz Gelirleri**	**50.940.000**
			08	Vergi, Resim ve Harç Gecikme Faizleri	27.133.000
			09	Diğer Faizler	23.807.000
		2		**Kişi ve Kurumlardan Alınan Paylar**	**22.091.000**
			01	Devlet Payları	1.244.000
			05	Genel Bütçeli İdarelere Ait Paylar	20.847.000
		3		**Para Cezaları**	**158.832.000**
			01	Yargı Para Cezaları	2.518.000
			02	İdari Para Cezaları	35.198.000
			04	Vergi Cezaları	35.161.000
			09	Diğer Para Cezaları	85.955.000
		9		**Diğer Çeşitli Gelirler**	**35.972.000**
			99	Yukarıda Tanımlanmayan Diğer Çeşitli Gelirler	35.972.000

(YTL.)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
	6			**SERMAYE GELİRLERİ**	**1.286.000**
		1		**Taşınmaz Satış Gelirleri**	**1.141.000**
			01	Lojman Satış Gelirleri	23.000
			02	Sosyal Tesis Satış Gelirleri	13.000
			03	Diğer Bina Satış Gelirleri	10.000
			04	Arazi Satışı	769.000
			05	Arsa Satışı	320.000
			09	Diğer Sabit Sermaye Satış Gelirleri (Diğer Taşınmaz Satış Gelirleri)	6.000
		2		**Taşınır Satış Gelirleri**	**145.000**
			01	Taşınır Satış Gelirleri	145.000

B - CETVELİ

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER

(YTL.)

KODLAR I	A Ç I K L A M A	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ
01	VERGİ GELİRLERİ	206.176.863.000	220.301.587.000
03	TEŞEBBÜS VE MÜLKİYET GELİRLERİ	9.725.773.000	10.181.105.000
04	ALINAN BAĞIŞ VE YARDIMLAR İLE ÖZEL GELİRLER	888.375.000	976.573.000
05	DİĞER GELİRLER	16.940.173.000	18.596.995.000
06	SERMAYE GELİRLERİ	449.816.000	494.474.000
	TOPLAM BÜTÇE GELİRİ	**234.181.000.000**	**250.550.734.000**
09	RED VE İADELER (-)	18.291.956.000	20.107.978.000
	NET BÜTÇE GELİRİ	**215.889.044.000**	**230.442.756.000**

B - CETVELİ

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER

(YTL.)

KODLAR	AÇIKLAMA	2008 YILI
I		BÜTÇE GELİRİ
01	VERGİ GELİRLERİ	187.504.321.000
03	TEŞEBBÜS VE MÜLKİYET GELİRLERİ	9.001.423.000
04	ALINAN BAĞIŞ VE YARDIMLAR İLE ÖZEL GELİRLER	805.893.000
05	DİĞER GELİRLER	15.368.338.000
06	SERMAYE GELİRLERİ	4.308.056.000
	TOPLAM BÜTÇE GELİRİ	**216.988.031.000**
09	RED VE İADELER (-)	16.594.612.000
	NET BÜTÇE GELİRİ	**200.393.419.000**

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER			2008 YILI
I	II	A Ç I K L A M A	BÜTÇE GELİRİ
01		VERGİ GELİRLERİ	187.504.321.000
	1	GELİR VE KAZANÇ ÜZERİNDEN ALINAN VERGİLER	55.756.280.000
	2	MÜLKİYET ÜZERİNDEN ALINAN VERGİLER	4.073.173.000
	3	DAHİLDE ALINAN MAL VE HİZMET VERGİLERİ	84.300.938.000
	4	ULUSLARARASI TİCARET VE MUAMELELERDEN ALINAN VERGİLER	33.537.856.000
	5	DAMGA VERGİSİ	4.228.399.000
	6	HARÇLAR	5.512.616.000
	9	BAŞKA YERDE SINIFLANDIRILMAYAN VERGİLER	95.059.000
03		TEŞEBBÜS VE MÜLKİYET GELİRLERİ	9.001.423.000
	1	MAL VE HİZMET SATIŞ GELİRLERİ	1.689.509.000
	2	MALLARIN KULLANMA VE FAALİYETTE BULUNMA İZNİ GELİRLERİ	-
	3	KİT VE KAMU BANKALARI GELİRLERİ	4.247.707.000
	5	KURUMLAR KARLARI	1.725.226.000
	6	KİRA GELİRLERİ	800.111.000
	9	DİĞER TEŞEBBÜS VE MÜLKİYET GELİRLERİ	538.870.000
04		ALINAN BAĞIŞ VE YARDIMLAR İLE ÖZEL GELİRLER	805.893.000
	1	YURT DIŞINDAN ALINAN BAĞIŞ VE YARDIMLAR	-
	6	ÖZEL GELİRLER	805.893.000
05		DİĞER GELİRLER	15.368.338.000
	1	FAİZ GELİRLERİ	2.276.092.000
	2	KİŞİ VE KURUMLARDAN ALINAN PAYLAR	7.397.808.000
	3	PARA CEZALARI	3.558.732.000
	9	DİĞER ÇEŞİTLİ GELİRLER	2.135.706.000
06		SERMAYE GELİRLERİ	4.308.056.000
	1	TAŞINMAZ SATIŞ GELİRLERİ	402.441.000
	2	TAŞINIR SATIŞ GELİRLERİ	5.615.000
	9	DİĞER SERMAYE SATIŞ GELİRLERİ	3.900.000.000
		GENEL TOPLAM	216.988.031.000
09		RED VE İADELER (-)	16.594.612.000
	1	VERGİ GELİRLERİ	16.298.009.000
	3	TEŞEBBÜS VE MÜLKİYET GELİRLERİ	23.109.000
	4	ALINAN BAĞIŞ VE YARDIMLAR İLE ÖZEL GELİRLER	4.373.000
	5	DİĞER GELİRLER	267.835.000
	6	SERMAYE GELİRLERİ	1.286.000

(YTL.)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	A Ç I K L A M A	BÜTÇE GELİRİ
01				**VERGİ GELİRLERİ**	**187.504.321.000**
	1			**GELİR VE KAZANÇ ÜZERİNDEN ALINAN VERGİLER**	**55.756.280.000**
		1		**Gelir Vergisi**	**38.780.119.000**
			01	Beyana Dayanan Gelir Vergisi	1.820.529.000
			02	Basit Usulde Gelir Vergisi	215.983.000
			03	Gelir Vergisi Tevkifatı	35.490.160.000
			04	Gelir Geçici Vergisi	1.253.447.000
		2		**Kurumlar Vergisi**	**16.976.161.000**
			01	Beyana Dayanan Kurumlar Vergisi	1.262.520.000
			02	Kurumlar Vergisi Tevkifatı	284.216.000
			03	Kurumlar Geçici Vergisi	15.429.425.000
	2			**MÜLKİYET ÜZERİNDEN ALINAN VERGİLER**	**4.073.173.000**
		1		**Veraset ve İntikal Vergisi**	**157.092.000**
			01	Veraset ve İntikal Vergisi	157.092.000
		2		**Motorlu Taşıtlar Vergisi**	**3.916.081.000**
			01	Motorlu Taşıtlar Vergisi	3.916.081.000
	3			**DAHİLDE ALINAN MAL VE HİZMET VERGİLERİ**	**84.300.938.000**
		1		**Dahilde Alınan Katma Değer Vergisi**	**30.333.159.000**
			01	Beyanan Dayanan KDV	29.276.060.000
			02	Tevkif Suretiyle Kesilen KDV	1.057.099.000
		2		**Özel Tüketim Vergisi**	**44.912.515.000**
			01	Petrol ve Doğalgaz Ürünleri	25.786.692.000
			02	Motorlu Taşıt Araçları	4.620.593.000
			03	Alkollü İçkiler	2.005.026.000
			04	Tütün Mamülleri	11.032.304.000
			05	Kolalı Gazozlar	202.000.000
			06	Dayanıklı Tüketim ve Diğer Mallar	1.265.900.000

(YTL.)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	A Ç I K L A M A	BÜTÇE GELİRİ
		3		**Banka ve Sigorta Muameleleri Vergisi**	**4.010.228.000**
			01	Banka ve Sigorta Muameleleri Vergisi	4.010.228.000
		4		**Şans Oyunları Vergisi**	**400.000.000**
			01	Şans Oyunları Vergisi	400.000.000
		5		**Özel iletişim Vergisi**	**4.645.036.000**
			01	Özel iletişim Vergisi	4.645.036.000
	4			**ULUSLARARASI TİCARET VE MUAMELELERDEN ALINAN VERGİLER**	**33.537.856.000**
		1		**Gümrük Vergileri**	**2.968.173.000**
			01	Gümrük Vergileri	2.968.173.000
		2		**İthalde Alınan Katma Değer Vergisi**	**30.504.085.000**
			01	İthalde Alınan Katma Değer Vergisi	30.504.085.000
		3		**Diğer Dış Ticaret Gelirleri**	**65.598.000**
			01	Diğer Dış Ticaret Gelirleri	65.598.000
	5			**DAMGA VERGİSİ**	**4.228.399.000**
		1		**Damga Vergisi**	**4.228.399.000**
			01	Damga Vergisi	4.228.399.000
	6			**HARÇLAR**	**5.512.616.000**
		1		**Yargı Harçları**	**824.922.000**
			01	Ticaret Sicil Harçları	139.395.000
			02	Esnaf Sicil Harçları	2.362.000
			99	Diğer Yargı Harçları	683.165.000
		2		**Noter Harçları**	**476.693.000**
			01	Noter Harçları	476.693.000
		4		**Tapu Harçları**	**2.167.084.000**
			01	Tapu Harçları	2.167.084.000
		5		**Pasaport ve Konsolosluk Harçları**	**624.693.000**
			01	Pasaport ve Konsolosluk Harçları	624.693.000
		6		**Gemi ve Liman Harçları**	**14.950.000**
			01	Gemi ve Liman Harçları	14.950.000
		7		**İmtiyazname, Ruhsatname ve Diploma Harçları**	**5.916.000**
			01	Avcılık Belgesi Harçları	2.958.000
			99	Diğer İmtiyazname, Ruhsatname ve Diploma Harçları	2.958.000
		8		**Trafik Harçları**	**748.685.000**
			01	Trafik Harçları	748.685.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
		9		**Diğer Harçlar**	**649.673.000**
			01	Yurt Dışı Çıkış Harcı	76.320.000
			03	Özel Güvenlik Harçları	35.896.000
			99	Diğer Harçlar	537.457.000
	9			**BAŞKA YERDE SINIFLANDIRILMAYAN VERGİLER**	**95.059.000**
		1		**Kaldırılan Vergi Artıkları**	**42.930.000**
			01	Kaldırılan Vergi Artıkları	42.930.000
		9		**Başka Yerde Sınıflandırılmayan Diğer Vergiler**	**52.129.000**
			99	Başka Yerde Sınıflandırılmayan Diğer Vergiler	52.129.000
3				**TEŞEBBÜS VE MÜLKİYET GELİRLERİ**	**9.001.423.000**
	1			**MAL VE HİZMET SATIŞ GELİRLERİ**	**1.689.509.000**
		1		**Mal Satış Gelirleri**	**897.299.000**
			03	Banka Çekleri Değerli Kağıt Bedelleri	90.083.000
			04	Diğer Değerli Kağıt Bedelleri	807.216.000
		2		**Hizmet Gelirleri**	**792.210.000**
			08	Yol, Köprü ve Tünel Ücret Gelirleri	792.210.000
	2			**MALLARIN KULLANMA VE FAALİYETTE BULUNMA İZNİ GELİRLERİ**	-
		1		**Malların Kullanma veya Faaliyette Bulunma İzni Gelirleri**	-
			01	RTÜK Lisans Ücreti	-
			02	RTÜK Yayın İzni Ücreti	-
			07	İletişim Araçları Ruhsatname ve Sertifika Ücretleri	-
	3			**KİT VE KAMU BANKALARI GELİRLERİ**	**4.247.707.000**
		1		**Hazine Portföyü ve İştirak Gelirleri**	**4.022.500.000**
			01	KİT'den Elde Edilen Gelirler	2.100.000.000
			02	İştirak Gelirleri	-
			04	2. Tip Telekomünikasyon Ruhsatı ve Genel İzin Gelirleri	-
			05	Kamu Bankalarından Elde Edilen Temettü Gelirleri	1.922.500.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
		2		**KİT ve İDT'lerden Sağlanan Gelirler**	**225.207.000**
			01	Devlet Hava Mey. İşl. Genel Müdürlüğünden	87.575.000
			02	Devlet Malzeme Ofisi Genel Müdürlüğünden	22.727.000
			03	Kıyı Emniyeti ve Gemi Kurtarma İşletmeleri Genel Müdürlüğünden	13.852.000
			04	Türkiye Petrolleri Anonim Ortaklığından	101.053.000
	5			**KURUMLAR KARLARI**	**1.725.226.000**
		1		**Döner Sermayeler**	**1.692.226.000**
			01	Döner Sermayelerin Aylık Gayrisafi Hasılatından Aktarmalar	1.626.568.000
			02	Döner Sermayelerin Yılsonu Karlarından Aktarmalar	65.658.000
		9		**Diğer Kurumlar Karları**	**33.000.000**
			99	Diğer Kurumlar Karları	33.000.000
	6			**KİRA GELİRLERİ**	**800.111.000**
		1		**Taşınmaz Kiraları**	**800.111.000**
			01	Lojman Kira Gelirleri	281.196.000
			02	Ecrimisil Gelirleri	126.948.000
			03	Sosyal Tesis Kira Gelirleri	718.000
			99	Diğer Taşınmaz Kira Gelirleri	391.249.000
	9			**DİĞER TEŞEBBÜS VE MÜLKİYET GELİRLERİ**	**538.870.000**
		9		**Diğer Gelirler**	**538.870.000**
			01	Para Basımı Gelirleri	96.000.000
			99	Diğer Çeşitli Teşebbüs ve Mülkiyet Gelirleri	442.870.000
4				**ALINAN BAĞIŞ VE YARDIMLAR İLE ÖZEL GELİRLER**	**805.893.000**
	1			**YURT DIŞINDAN ALINAN BAĞIŞ VE YARDIMLAR**	-
		1		**Cari**	-
			03	Merkez Bankasındaki 34 No'lu NATO Hesabından Hazineye Devrolunacak Miktar	-
			99	Yurt Dışından Alınan Diğer Bağış ve Yardımlar	-

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
	6			**ÖZEL GELİRLER**	**805.893.000**
		1		**Genel Bütçeli İdarelere Ait Özel Gelirler**	**805.893.000**
			02	Harita ve Kadastro Bedeli	6.300.000
			04	Basılı Kağıt ve Plaka Satış Gelirleri	2.200.000
			06	Çıraklık, Mesleki ve Teknik Eğitim Gelirleri	52.000.000
			07	TSK Mal ve Hizmet Satış Geliri	195.500.000
			13	Konvertibl Olmayan Konsolosluk Gelirleri	50.000.000
			16	Ücretle Yapılacak İş ve Hizmet Karşılıkları	47.000.000
			18	Gayrimenkul Satış ve Kira Gelirleri	33.000.000
			99	Diğer Özel Gelirler	419.893.000

(YTL.)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
5				**DİĞER GELİRLER**	**15.368.338.000**
	1			**FAİZ GELİRLERİ**	**2.276.092.000**
		1		**Dış Borcun İkrazından Doğan Alacak Faizleri**	**89.331.000**
			01	Dış Borcun İkrazından Doğan Alacak Faizleri	89.331.000
		2		**Para Piyasası Nakit İşlemleri Alacakları Faizleri**	-
			01	Para Piyasası Nakit İşlemleri Alacakları Faizleri	-
		3		**Kurumca Verilen Borçlardan Alacakların Faizleri**	-
			01	Kurumca Verilen Borçlardan Alacakların Faizleri	-
		4		**Takipteki Kurum Alacakları Faizleri**	**160.087.000**
			01	Takipteki Kurum Alacakları Faizleri	160.087.000
		5		**Menkul Kıymet ve Gecikmiş Ödemeler Faizleri**	-
			01	Menkul Kıymet ve Gecikmiş Ödemeler Faizleri	-
		6		**Borçlanma Senedi Geçmiş Gün Faizleri**	**23.760.000**
			01	Borçlanma Senedi Geçmiş Gün Faizleri	23.760.000
		7		**Borçlanma Senedi Primli Satış Geliri**	**724.670.000**
			01	Borçlanma Senedi Primli Satış Geliri	724.670.000
		8		**Vergi, Resim ve Harç Gecikme Faizleri**	**733.285.000**
			01	Vergi, Resim ve Harç Gecikme Faizleri	733.285.000
		9		**Diğer Faizler**	**544.959.000**
			01	Kişilerden Alacaklar Faizleri	-
			03	Mevduat Faizleri	-
			99	Diğer Faizler	544.959.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
	2			**KİŞİ VE KURUMLARDAN ALINAN PAYLAR**	**7.397.808.000**
		1		**Devlet Payları**	**241.244.000**
			02	Petrolden Devlet Hakkı	7.908.000
			03	Madenlerden Devlet Hakkı	108.039.000
			05	Petrolden Devlet Hissesi	125.297.000
		5		**Genel Bütçeli İdarelere Ait Paylar**	**7.156.564.000**
			02	Düzenleyici ve Denetleyici Kurumlardan Alınan Paylar	1.200.000.000
			04	Eğitim Özel Geliri (4306 S.K.)	370.692.000
			06	Tasfiye Edilen Fon Gelirleri	339.287.000
			08	GSM İşletmelerinden Alınan Hazine Payları	1.832.263.000
			09	Evrensel Hizmet Gelirleri	500.473.000
			11	İthalatta Kaynak Kullanımı Destekleme Fonu Kesintisi	455.982.000
			12	Kaynak Kullanımı Destekleme Fonu Kesintisi	1.822.015.000
			18	İthalden Yüzde Bir ve Binde Beş Oranında Alınan Çevre Katkı Payı	36.386.000
			19	Belediyelerden Alınan Yüzde Bir Oranında Çevre Katkı Payı	29.770.000
			20	İMKB'den Alınan Paylar	109.570.000
			21	Şans Oyunları Hasılatından Ayrılan Kamu Payları	390.063.000
			99	Diğerlerinden Alınan Paylar	70.063.000
	3			**PARA CEZALARI**	**3.558.732.000**
		1		**Yargı Para Cezaları**	**165.098.000**
			01	Yargı Para Cezaları	165.098.000
		2		**İdari Para Cezaları**	**703.628.000**
			01	Trafik Para Cezaları	381.098.000
			04	Çevre İdari Para Cezaları	8.944.000
			99	Diğer İdari Para Cezaları	313.586.000
		4		**Vergi Cezaları**	**2.642.658.000**
			01	Vergi ve Diğer Amme Alacakları Gecikme Zamları	1.544.925.000
			99	Diğer Vergi Cezaları	1.097.733.000
		9		**Diğer Para Cezaları**	**47.348.000**
			03	Cezai Faiz (Kaynak Kullanımı Des.Fonu Kesintileri)	1.140.000
			99	Yukarıda Tanımlanmayan Diğer Para Cezaları	46.208.000
	9			**DİĞER ÇEŞİTLİ GELİRLER**	**2.135.706.000**
		1		**Diğer Çeşitli Gelirler**	**2.135.706.000**
			99	Yukarıda Tanımlanmayan Diğer Çeşitli Gelirler	2.135.706.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	A Ç I K L A M A	BÜTÇE GELİRİ
6				**SERMAYE GELİRLERİ**	**4.308.056.000**
	1			**TAŞINMAZ SATIŞ GELİRLERİ**	**402.441.000**
		1		**Lojman Satış Gelirleri**	**8.023.000**
			01	Lojman Satış Gelirleri	8.023.000
		2		**Sosyal Tesis Satış Gelirleri**	**4.513.000**
			01	Sosyal Tesis Satış Gelirleri	4.513.000
		3		**Diğer Bina Satış Gelirleri**	**3.260.000**
			01	Diğer Bina Satış Gelirleri	3.260.000
		4		**Arazi Satışı**	**270.769.000**
			01	Arazi Satışı	270.769.000
		5		**Arsa Satışı**	**115.320.000**
			01	Arsa Satışı	115.320.000
		9		**Diğer Taşınmaz Satış Gelirleri**	**556.000**
			99	Diğer Çeşitli Taşınmaz Satış Gelirleri	556.000
	2			**TAŞINIR SATIŞ GELİRLERİ**	**5.615.000**
		1		**Taşınır Satış Gelirleri**	**5.615.000**
			01	Taşınır Satış Gelirleri	5.615.000
	9			**DİĞER SERMAYE SATIŞ GELİRLERİ**	**3.900.000.000**
		2		**Telekom Hisse Satış Geliri**	**3.900.000.000**
			01	Telekom Hisse Satış Geliri	3.900.000.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	A Ç I K L A M A	BÜTÇE GELİRİ
9				**RED VE İADELER (-)**	**16.594.612.000**
	I			**VERGİ GELİRLERİ**	**16.298.009.000**
		1		**GELİR VE KAZANÇ ÜZERİNDEN ALINAN VERGİLER**	**3.156.280.000**
			01	Gelir Vergisi	680.119.000
			02	Kurumlar Vergisi	2.476.161.000
		2		**Mülkiyet Üzerinden Alınan Vergiler**	**44.173.000**
			01	Veraset ve İntikal Vergisi	5.092.000
			02	Motorlu Taşıtlar Vergisi	39.081.000
		3		**Dahilde Alınan Mal ve Hizmet Vergileri**	**12.918.626.000**
			01	Dahilde Alınan Katma Değer Vergisi	12.681.159.000
			02	Özel Tüketim Vergisi	193.149.000
			03	Banka ve Sigorta Muameleleri Vergisi	34.282.000
			05	Özel İletişim Vergisi	10.036.000
		4		**Uluslararası Ticaret ve Muamelelerden Alınan Vergiler**	**35.856.000**
			01	Gümrük Vergileri	16.173.000
			02	İthalde Alınan Katma Değer Vergisi	4.085.000
			03	Diğer Dış Ticaret Gelirleri	15.598.000
		5		**Damga Vergisi**	**28.399.000**
			01	Damga Vergisi	28.399.000
		6		**Harçlar**	**112.616.000**
			01	Yargı Harçları	15.508.000
			02	Noter Harçları	8.621.000
			04	Tapu Harçları	39.644.000
			05	Pasaport ve Konsolosluk Harçları	11.824.000
			06	Gemi ve Liman Harçları	3.843.000
			07	İmtiyazname, Ruhsatname ve Diploma Harçları	4.741.000
			08	Trafik Harçları	15.512.000
			09	Diğer Harçlar	12.923.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
		9		**Başka Yerde Sınıflandırılmayan Vergiler**	**2.059.000**
			01	Kaldırılan Vergi Artıkları	930.000
			09	Başka Yerde Sınıflandırılmayan Diğer Vergiler	1.129.000
	3			**TEŞEBBÜS VE MÜLKİYET GELİRLERİ**	**23.109.000**
		1		**Mal ve Hizmet Satış Gelirleri**	**2.509.000**
			01	Mal Satış Gelirleri	2.299.000
			02	Hizmet Gelirleri	210.000
		5		**Kurumlar Karları**	**9.419.000**
			01	Döner Sermayeler	9.419.000
		6		**Kira Gelirleri**	**8.111.000**
			01	Taşınmaz Kiraları	8.111.000
		9		**Diğer Teşebbüs ve Mülkiyet Gelirleri**	**3.070.000**
			09	Diğer Gelirler	3.070.000
	4			**ALINAN BAĞIŞ VE YARDIMLAR**	**4.373.000**
		1		**Yurtdışından Alınan Bağış ve Yardımlar**	-
			02	Sermaye	-
		6		**Özel Gelirler**	**4.373.000**
			01	Genel Bütçeli İdarelere ait Özel Gelirler	4.373.000
	5			**DİĞER GELİRLER**	**267.835.000**
		1		**Faiz Gelirleri**	**50.940.000**
			08	Vergi, Resim ve Harç Gecikme Faizleri	27.133.000
			09	Diğer Faizler	23.807.000
		2		**Kişi ve Kurumlardan Alınan Paylar**	**22.091.000**
			01	Devlet Payları	1.244.000
			05	Genel Bütçeli İdarelere Ait Paylar	20.847.000
		3		**Para Cezaları**	**158.832.000**
			01	Yargı Para Cezaları	2.518.000
			02	İdari Para Cezaları	35.198.000
			04	Vergi Cezaları	35.161.000
			09	Diğer Para Cezaları	85.955.000
		9		**Diğer Çeşitli Gelirler**	**35.972.000**
			99	Yukarıda Tanımlanmayan Diğer Çeşitli Gelirler	35.972.000

(YTL)

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER					2008 YILI
I	II	III	IV	AÇIKLAMA	BÜTÇE GELİRİ
	6			SERMAYE GELİRLERİ	1.286.000
		1		Taşınmaz Satış Gelirleri	1.141.000
			01	Lojman Satış Gelirleri	23.000
			02	Sosyal Tesis Satış Gelirleri	13.000
			03	Diğer Bina Satış Gelirleri	10.000
			04	Arazi Satışı	769.000
			05	Arsa Satışı	320.000
			09	Diğer Sabit Sermaye Satış Gelirleri (Diğer Taşınmaz Satış Gelirleri)	6.000
		2		Taşınır Satış Gelirleri	145.000
			01	Taşınır Satış Gelirleri	145.000

B - CETVELİ

MERKEZİ YÖNETİM KAPSAMINDAKİ İDARELER TARAFINDAN İLGİLİ MEVZUATA GÖRE TAHSİLİNE DEVAM OLUNACAK GELİRLER

(YTL.)

KODLAR I	AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ
01	VERGİ GELİRLERİ	206.176.863.000	220.301.587.000
03	TEŞEBBÜS VE MÜLKİYET GELİRLERİ	9.725.773.000	10.181.105.000
04	ALINAN BAĞIŞ VE YARDIMLAR İLE ÖZEL GELİRLER	888.375.000	976.573.000
05	DİĞER GELİRLER	16.940.173.000	18.596.995.000
06	SERMAYE GELİRLERİ	449.816.000	494.474.000
	TOPLAM BÜTÇE GELİRİ	**234.181.000.000**	**250.550.734.000**
09	RED VE İADELER (-)	18.291.956.000	20.107.978.000
	NET BÜTÇE GELİRİ	**215.889.044.000**	**230.442.756.000**

C – CETVELİ

Merkezi yönetim kapsamındaki kamu idareleri gelirlerinin dayandığı temel hükümler

(I) Sayılı Genel Bütçe Kapsamındaki Kamu İdareleri

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	28.11.1916	66	İstiklal Madalyası Kanunu
"	03.02.1920	406	Telgraf ve Telefon Kanunu
"	13.04.1920	618	Limanlar Kanunu
"	20.4.1926	815	Türkiye Sahillerinde Nakliyatı Bahriye (Kabotaj) ve Limanlarla Kara Suları Dahilinde İcrayı San'at ve Ticaret Hakkında Kanun
"	27.1.1927	968	Milli Matbaa Tahsisatının Mütedavil Sermaye Halinde İstimaline Dair Kanun
"	21.6.1927	1111	Askerlik Kanunu
"	21.6.1927	1117	Küçükleri Muzır Neşriyattan Koruma Kanunu
"	10.4.1924	1219	Tababet ve Şuabatı Sanatlarının Tarzı İcrasına Dair Kanun
"	20.2.1930	1567	Türk Parasının Kıymetini Koruma Hakkında Kanun
"	9.6.1932	2004	İcra ve İflas Kanunu
"	12.6.1933	2308	Şirketlerin Müruru Zamana Uğrayan Kupon, Tahvilat ve Hisse Senedi Bedellerinin Hazineye İntikalı Hakkındaki Kanun
"	4.7.1934	2559	Polis Vazife ve Selahiyet Kanunu
"	22.12.1934	2644	Tapu Kanunu
"	20.4.1936	2950	Vakıf Mallarının Taksitle Satılması ve Kiraya Verilmesi ve Satış Paralarının Kullanılması ve Emaneten İdare Edilen Mülhak
Nizamname	2.6.1937	2/6738	Orman Nizamnamesi
Kanun	20.6.1938	3468	Pul ve Kıymetli Kağıtların Bayiler ve Memurlar Vasıtasıyla Satılmasına ve Bunlara Satış Aidatı Verilmesine Dair Kanun
"	26.1.1939	3573	Zeytinciliğin Islahı ve Yabanilerin Aşılattırılması Hakkında Kanun
"	25.6.1935	3653	Yalova Termal Kaplıcalarının İdaresi ve İşletilmesi Hakkında Kanun
"	10.7.1940	3894	Denizde Zapt ve Müsadere Kanunu
"	30.12.1940	3959	T.C. Refik Saydam Merkez Hıfzıssıhha Müessesesinin Teşkiline Dair Kanun
"	8.6.1942	4250	İspirto ve İspirtolu İçkiler İnhisarı Kanunu
"	10.6.1946	4922	Denizde Can ve Mal Koruma Hakkında Kanun
"	19.2.1947	5016	Milletlerarası Para Fonu ile Milletlerarası İmar ve Kalkınma Bankasına Katılmak için Hükümete Yetki Verilmesine Dair Kanun
"	8.7.1948	5254	Muhtaç Çiftçilere Ödünç Tohumluk Verilmesi Hakkında Kanun
"	10.6.1949	5441	Devlet Tiyatrosu Kuruluşu Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	11.2.1950	5539	Karayolları Genel Müdürlüğü Kuruluş ve Görevleri Hakkında Kanun
"	2.3.1950	5584	Posta Kanunu
"	15.7.1950	5682	Pasaport Kanunu
"	5.12.1951	5846	Fikir ve Sanat Eserleri Kanunu
"	2.7.1953	6095	Kuzey Atlantik Andlaşması Teşkilatı Müşterek Enfrastrüktür Programı Gereğince Türkiye'de Yapılacak İnşa ve Tesis İşlerine Dair Kanun
"	10.7.1953	6136	Ateşli Silahlar ve Bıçaklar ile Diğer Aletler Hakkında Kanun
"	21.7.1953	6183	Amme Alacaklarının Tahsil Usulü Hakkında Kanun
"	18.12.1953	6200	Devlet Su İşleri Umum Müdürlüğü Teşkilat ve Vazifeleri Hakkında Kanun
"	21.12.1953	6207	Avukatlar Yardımlaşma Kanunu
"	11.1.1954	6219	Türkiye Vakıflar Bankası TAO. Kanunu
"	27.1.1954	6237	Limanlar İnşaatı Hakkında Kanun
"	10.2.1954	6245	Harcırah Kanunu
"	7.3.1954	6326	Petrol Kanunu
"	18.5.1955	6570	Gayrimenkul Kiraları Hakkında Kanun
"	29.6.1956	6762	Türk Ticaret Kanunu
"	13.7.1956	6802	Gider Vergileri Kanunu
"	31.8.1956	6831	Orman Kanunu
"	15.05.1957	6964	Ziraat Odaları ve Ziraat Odaları Birliği Kanunu
"	9.6.1958	7126	Sivil Savunma Kanunu
"	11.2.1959	7201	Tebligat Kanunu
"	29.4.1959	7258	Futbol Müsabakalarında Müşterek Bahisler Tertibi Hakkında Kanun
"	15.5.1959	7269	Umumi Hayata Müessir Afetler Dolayısıyla Alınacak Tedbirlerle Yapılacak Yardımlara Dair Kanun
"	8.6.1959	7338	Veraset ve İntikal Vergisi Kanunu
"	6.5.1960	7471	Türkiye Cumhuriyeti Ordusu Subay ve Astsubaylarının Giyecek ve Teçhizatına Dair Kanun
"	18.11.1960	132	Türk Standartları Enstitüsü Kuruluş Kanunu
"	28.12.1960	189	Milli Savunma Bakanlığı İskan İhtiyaçları İçin Sarfiyat İcrası ve Bu Bakanlıkca Kullanılan Gayrimenkullerin Lüzumu Kalmayanların Satılmasına Selahiyet Verilmesi Hakkında Kanun
"	31.12.1960	193	Gelir Vergisi Kanunu
"	4.1.1961	213	Vergi Usul Kanunu
"	5.1.1961	224	Sağlık Hizmetlerinin Sosyalleştirilmesi Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	26.4.1961	298	Seçimlerin Temel Hükümleri ve Seçmen Kütükleri Hakkında Kanun
Kararname	6.8.1962	6/763	Türk Parası Kıymetini Koruma Hakkında 17 Sayılı Karar
Kanun	18.2.1963	197	Motorlu Taşıtlar Vergisi Kanunu
"	21.2.1963	210	Değerli Kağıtlar Kanunu
"	27.6.1963	261	İhracatı Geliştirmek Amacıyla Vergilerle İlgili Olarak Hükümetce Alınacak Tedbirlere Dair Kanun
"	11.7.1963	269	Tahsis Edildikleri Gayelerde Kullanılmalarına İmkan veya Lüzum Kalmayan Harp Sefinelerinin Satılmasına Yetki Verilmesi Hakkında Kanun
"			
"	1.7.1964	488	Damga Vergisi Kanunu
"	2.7.1964	492	Harçlar Kanunu
"	14.7.1964	500	Kıbrıs'a Gönderilecek, Türk Askeri Birliği Mensuplarının Aylık ve Ücretleri ile Çeşitli İstihkakları ve Birliğin Başka Giderleri Hakkında Kanun
"	17.7.1964	506	Sosyal Sigortalar Kanunu
"	14.7.1965	657	Devlet Memurları Kanunu
"	20.7.1966	775	Gecekondu Kanunu
"	10.4.1967	852	Başbakanlık Basımevi Döner Sermaye İşletmesi Kuruluşu Hakkında Kanun
"	20.4.1967	854	Deniz İş Kanunu
"	27.7.1967	926	Türk Silahlı Kuvvetleri Personel Kanunu
"	27.3.1969	1137	Çeşitli Vergi Kanunlarında Değişiklik Yapılması Hakkında Kanun
"	29.4.1969	1164	Arsa Üretimi ve Değerlendirilmesi Hakkında Kanun
"	9.5.1969	1177	Tütün ve Tütün Tekeli Kanunu
"	14.1.1970	1211	Türkiye Cumhuriyeti Merkez Bankası Kanunu
"	29.7.1970	1318	Finansman Kanunu (Taşıt Alım Vergisi)
"	29.7.1970	1319	Emlak Vergisi Kanunu
Kararname	10.8.1970	7/1101	Türk Parasının Kıymetini Koruma Hakkında 18 Sayılı Karar
Kanun	22.3.1971	1380	Su Ürünleri Kanunu
"	13.5.1971	1402	Sıkıyönetim Kanunu
"	18.1.1972	1512	Noterlik Kanunu
"	14.09.1972	1618	Seyahat Acentaları ve Seyahat Acentaları Birliği Kanunu
"	18.4.1973	1702	Petrol Reformu Kanunu
Kararname	1.10.1973	7/7202	Türk Parası Kıymetini Koruma Hakkında 19 Sayılı Karar
Kanun	14.06.1973	1739	Milli Eğitim Temel Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kararname	19.1.1974	7/7699	Türk Parası Kıymetini Koruma Hakkında 20 Sayılı Karar (Petrol Arama ve Petrolle İlgili Faaliyetleri Düzenleme Fonu Kurulması)
"	1.3.1974	7/7877	Türk Parası Kıymetini Koruma Hakkında 21 Sayılı Karar (Fiyat Düzenleme ve Destekleme Fonu Kurulması)
"	29.8.1974	7/8810	Türk Parası Kıymetini Koruma Hakkında 22 Sayılı Karar
Kanun	29.8.1977	2108	Muhtar Ödenek ve Sosyal Güvenlik Yasası
Kararname	21.1.1980	8/167	Türk Parası Kıymetini Koruma Hakkında 25 Sayılı Karar
Kanun	23.9.1980	2302	Atatürk'ün Doğumunun 100 üncü Yılının Kutlanması ve "Atatürk Kültür Merkezi Kurulması" Hakkında Kanun
"	2.2.1981	2380	Belediyelere ve İl Özel İdarelerine Genel Bütçe Vergi Gelirlerinden Pay Verilmesi Hakkında Kanun
"	1.4.1981	2443	Devlet Denetleme Kurulu Kurulması Hakkında Kanun
"	26.5.1981	2464	Belediye Gelirleri Kanunu
"	28.7.1981	2499	Sermaye Piyasası Kanunu
"	11.9.1981	2521	Avda ve Sporda Kullanılan Tüfekler, Nişan Tabancaları ve Av Bıçaklarının Yapımı, Alımı, Satımı ve Bulundurulmasına Dair Kanun
"	4.11.1981	2547	Yüksek Öğretim Kanunu
"	6.11.1981	2548	Gemi Sağlık Resmi Kanunu
"	6.1.1982	2576	Bölge İdare Mahkemeleri, İdare Mahkemeleri ve Vergi Mahkemelerinin Kuruluşu ve Görevleri Hakkında Kanun
K.H.K.	14.1.1982	35	Ödeme Güçlüğü İçinde Bulunan Bankerlerin İşlemleri Hakkında Kanun Hükmünde Kararname
Kanun	14.1.1982	2581	Deniz Ticaret Filosunun Geliştirilmesi ve Gemi İnşa Tesislerini Teşviki Hakkında Kanun
"	12.3.1982	2634	Turizmi Teşvik Kanunu
"	20.5.1982	2674	Karasuları Kanunu
"	11.8.1982	2698	Milli Eğitim Bakanlığı Okul Pansiyonları Kanunu
"	5.4.1983	2813	Telsiz Kanunu
Kanun	22.4.1983	2820	Siyasi Partiler Kanunu
"	24.5.1983	2828	Sosyal Hizmetler ve Çocuk Esirgeme Kurumu Kanunu
"	21.7.1983	2863	Kültür ve Tabiat Varlıklarını Koruma Kanunu
"	9.8.1983	2872	Çevre Kanunu
"	9.8.1983	2873	Milli Parklar Kanunu
"	11.8.1983	2876	Atatürk Kültür, Dil ve Tarih Yüksek Kurumu Kanunu
"	8.9.1983	2886	Devlet İhale Kanunu
K.H.K.	6.10.1983	90	Ödünç Para Verme İşleri Hakkında Kanun Hükmünde Kararname
"	6.10.1983	91	Menkul Kıymetler Borsaları Hakkında Kanun Hükmünde Kararname

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	6.10.1983	2911	Toplantı ve Gösteri Yürüyüşleri Kanunu
"	13.10.1983	2918	Karayolları Trafik Kanunu
"	14.10.1983	2920	Türk Sivil Havacılık Kanunu
"	17.10.1983	2924	Orman Köylülerinin Kalkınmalarının Desteklenmesi Hakkında Kanun
"	17.10.1983	2925	Tarım İşçileri Sosyal Sigortalar Kanunu
"	25.10.1983	2935	Olağanüstü Hal Kanunu
"	1.11.1983	2937	Devlet İstihbarat Hizmetleri ve Milli İstihbarat Teşkilatı Kanunu
"	4.11.1983	2941	Seferberlik ve Savaş Hali Kanunu
"	4.11.1983	2942	Kamulaştırma Kanunu
"	9.11.1983	2946	Kamu Konutları Kanunu
"	17.11.1983	2957	Bazı Askeri Hastanelere Döner Sermaye Tahsisine Dair Kanun
"	18.11.1983	2960	Boğaziçi Kanunu
K.H.K.	14.12.1983	178	Maliye ve Gümrük Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararname
Kanun	18.1.1984	2972	Mahalli İdareler ile Mahalle Muhtarlıkları ve İhtiyar Heyetleri Seçimi Hakkında Kanun
"	2.2.1984	2976	Dış Ticaretin Düzenlenmesi Hakkında Kanun
"	24.2.1984	2981	İmar ve Gecekondu Mevzuatına Aykırı Yapılara Uygulanacak Bazı İşlemler ve 6785 Sayılı İmar Kanununun Bir Maddesinin Değiştirilmesi Hakkında Kanun
"	24.2.1984	2982	Konut İnşaatında ve Kalkınmada Öncelikli Yörelerde Yapılacak Yatırımlarda Vergi, Resim ve Harç İstisna ve Muaflıkları
"			Tanınması Hakkında Kanun
"	29.2.1984	2983	Tasarrufların Teşviki ve Kamu Yatırımlarının Hızlandırılması Hakkında Kanun
"	2.3.1984	2985	Toplu Konut Kanunu
"	16.5.1984	3007	Gümrük Mevzuatına Göre Tasfiye Edilecek Eşya Hakkında Döner Sermaye Kanunu
"	27.9.1984	3046	Bakanlıkların Kuruluş ve Görev Esasları Hakkında Kanun
"	9.10.1984	3054	Türkiye Büyük Millet Meclisi Başkanı ve Divan Üyelerinin Temsil Ödenekleri ile Türkiye Büyük Millet Meclisi Hesaplarını İnceleme Komisyonunca Seçilen Denetci Üyenin Ödeneği Hakkında Kanun
"	9.10.1984	3055	Başbakan ve Bakanların Temsil Ödenekleri ile Dışarıdan Atanan Bakanların Ödenek ve Yollukları Hakkında Kanun
"	25.10.1984	3065	Katma Değer Vergisi Kanunu
"	20.11.1984	3082	Kamu Yararının Zorunlu Kıldığı Hallerde, Kamu Hizmeti Niteliği Taşıyan Özel Teşebbüslerin Devletleştirilmesi Usul ve Esasları Hakkında Kanun
"	22.11.1984	3083	Sulama Alanlarında Arazi Düzenlenmesine Dair Tarım Reformu Kanunu
"	4.12.1984	3091	Taşınmaz Mal Zilliyetliğine Yapılan Tecavüzlerin Önlenmesi Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	4.12.1984	3092	Çay Kanunu
"	4.12.1984	3093	Türkiye Radyo-Televizyon Kurumu Gelirleri Kanunu
"	4.12.1984	3095	Kanuni Faiz ve Temerrüt Faizine İlişkin Kanun
"	4.12.1984	3096	Türkiye Elektrik Kurumu Dışındaki Kuruluşların Elektrik Üretimi ile İletimi, Dağıtımı ve Ticareti ile Görevlendirilmesi Hakkında Kanun
"	6.12.1984	3100	Katma Değer Vergisi Mükelleflerinin Ödeme Kaydedici Cihazları Kullanmaları Mecburiyeti Hakkında Kanun
"	26.2.1985	3155	Tarım Reformu Genel Müdürlüğünün Kuruluş ve Görevleri Hakkında Kanun
"	3.5.1985	3194	İmar Kanunu
"	9.5.1985	3202	Köye Yönelik Hizmetler Hakkında Kanun
"	30.5.1985	3212	Silahlı Kuvvetler İhtiyaç Fazlası Mal ve Hizmetlerinin Satış, Hibe, Devir ve Elden Çıkarılması Diğer Devletler Adına Yurt Dışı ve Yurt içi Alımların Yapılması ve Eğitim Görecek Yabancı Personel Hakkında Kanun
"	4.6.1985	3213	Maden Kanunu
"	6.6.1985	3218	Serbest Bölgeler Kanunu
"	10.6.1985	3225	Milli Savunma Bakanlığı ile Kara, Deniz ve Hava Kuvvetleri Komutanlıklarına Bağlı Kurumlarda Döner Sermaye Teşkili ve İşletilmesine İlişkin Kanun
"	10.6.1985	3226	Finansal Kiralama Kanunu
"	10.6.1985	3230	Tanıtma Fonu Teşkili ile 11.7.1939 Tarihli ve 3670 Sayılı Milli Piyango Teşkiline Dair Kanunun 4 üncü Maddesine Bir Bent Eklenmesi Hakkında Kanun
"	7.11.1985	3238	Savunma Sanayii Müsteşarlığının Kurulması 11 Temmuz 1939 tarih ve 3670 Sayılı Milli Piyango Teşkiline Dair Kanunun İki Maddesi ile 23 Ekim 1984 Tarih ve 3065 Sayılı Katma Değer Vergisi Kanununun Bir Maddesinde Değişiklik Yapılması Hakkında Kanun
"	11.2.1986	3259	İslam Kalkınma Bankasına Vergi Muafiyeti Tanınması Hakkında Kanun
"	18.3.1986	3269	Uzman Erbaş Kanunu
"	6.5.1986	3283	Bazı Kanunlarla Tanınmış Olan Gümrük Muafiyetlerinin Kaldırılması Hakkında Kanun
"	8.5.1986	3285	Hayvan Sağlığı Zabıtası Kanunu
"	21.05.1986	3289	Gençlik ve Spor Genel Müdürlüğünün Teşkilat ve Görevleri Hakkında Kanun
"	28.5.1986	3292	Vatani Hizmet Tertibi Aylıklarının Bağlanması Hakkında Kanun
"	29.5.1986	3294	Sosyal Yardımlaşma ve Dayanışmayı Teşvik Kanunu
"	3.6.1986	3298	Uyuşturucu Maddelerle İlgili Kanun
"	5.6.1986	3303	Taşkömürü Havzasındaki Taşınmaz Malların İktisabına Dair Kanun
"	5.6.1986	3308	Mesleki Eğitim Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	25.3.1987	3332	Sermaye Piyasasının Teşviki, Sermayenin Tabana Yaygınlaştırılması ve Ekonomiyi Düzenlemede Alınacak Tedbirler ile 5422 Sayılı Kurumlar Vergisi Kanunu, 213 Sayılı Vergi Usul Kanunu ve 3182 Sayılı Bankalar Kanununda Değişiklik Yapılması Hakkında Kanun
"	2.4.1987	3346	Kamu İktisadi Teşebbüsleri ile Fonların Türkiye Büyük Millet Meclisince Denetlenmesinin Düzenlenmesi Hakkında Kanun
"	7.5.1987	3359	Sağlık Hizmetleri Temel Kanunu
"	21.6.1987	3402	Kadastro Kanunu
"	28.1.1988	3406	Tahsil Edilemeyen Hazine Alacaklarının Silinmesi Hakkında Kanun
"	24.3.1988	3418	Eğitim, Gençlik, Spor ve Sağlık Hizmetleri Vergisinin İhdası ile 3074 Sayılı Akaryakıt Tüketim Vergisi Kanunu, 197 Sayılı Motorlu Taşıtlar Vergisi Kanunu, 1318 Sayılı Finansman Kanunu, 193 Sayılı Gelir Vergisi Kanunu, 213 Sayılı Vergi Usul Kanunu, 6183 Sayılı Amme Alacaklarının Tahsil Usulü Hakkında Kanun ve 492 Sayılı Harçlar Kanununda Değişiklikler Yapılması ve Bu Kanunlara Bazı Hükümler Eklenmesine Dair Kanun
K.H.K.	6.6.1988	320	Milli Piyango İdaresi Genel Müdürlüğü Kuruluş ve Görevleri Hakkında Kanun Hükmünde Kararname
Kanun	13.10.1988	3480	Malüller ile Şehit Dul ve Yetimlerine Tütün ve Alkol Ürünlerinin Satış Bedellerinden Pay Verilmesi Hakkında Kanun
"	11.1.1989	3516	Ölçüler ve Ayar Kanunu
"	12.1.1989	3517	Radyo ve Televizyon Verici İstasyonlarının Posta, Telgraf ve Telefon İşletmesi Genel Müdürlüğü Tarafından Kurulması ve İşletilmesi ile Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	18.5.1989	3561	Mal Memurlarının Kayyım Tayin Edilmesine Dair Kanun
"	1.6.1989	3568	Serbest Muhasebecilik, Serbest Muhasebeci Mali Müşavirlik ve Yeminli Mali Müşavirlik Kanunu
"	14.6.1989	3577	İthalatta Haksız Rekabetin Önlenmesi Hakkında Kanun
"	4.4.1990	3621	Kıyı Kanunu
"	12.4.1990	3624	Küçük ve Orta Ölçekli Sanayi Geliştirme ve Destekleme İdaresi Başkanlığı Kurulması Hakkında Kanun
"	19.4.1990	3628	Mal Bildiriminde Bulunulması, Rüşvet ve Yolsuzluklarla Mücadele Kanunu
"	26.10.1990	3671	Türkiye Büyük Millet Meclisi Üyelerinin Ödenek, Yolluk ve Emekliliklerine Dair Kanun
"	12.4.1991	3713	Terörle Mücadele Kanunu
"	21.3.1992	3787	Bazı Kamu Alacaklarının Tahsilatının Hızlandırılması ve Matrah Artırımı Hakkında Kanun
"	17.6.1992	3813	Türkiye Futbol Federasyonu Kuruluş ve Görevleri Hakkında Kanun
"	2.7.1992	3833	Türk Silahlı Kuvvetleri Stratejik Hedef Planının Gerçekleştirilmesi Maksadıyla Gelecek Yıllara Sari Taahhütlere Girişme Yetkisi Verilmesi Hakkında Kanun
"	2.7.1992	3835	Ahıska Türklerinin Türkiye'ye Kabulü ve İskanına Dair Kanun
"	2.7.1992	3836	Kamu Kurum ve Kuruluşlarının Birbirlerine Olan Borçlarının Tahkimi Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	28.8.1992	3838	Erzincan, Gümüşhane ve Tunceli İllerinde Vuku Bulan Deprem Afeti İle Şırnak ve Çukurca'da Meydana Gelen Hasar ve Tahribata İlişkin Hizmetlerin Yürütülmesi Hakkında Kanun.
K.H.K.	19.8.1993	491	Denizcilik Müsteşarlığının Kuruluş ve Görevleri Hakkında Kanun Hükmünde Kararname
Kanun	8.6.1994	3996	Bazı Yatırım ve Hizmetlerin Yap-İşlet-Devret Modeli Çerçevesinde Yaptırılması Hakkında Kanun
"	24.11.1994	4046	Özelleştirme Uygulamaları Hakkında Kanun
"	7.12.1994	4054	Rekabetin Korunması Hakkında Kanun
"	9.12.1994	4059	Hazine Müsteşarlığı ile Dış Ticaret Müsteşarlığı Teşkilat ve Görevleri Hakkında Kanun
"	16.2.1995	4070	Hazineye Ait Tarım Arazilerinin Satışı Hakkında Kanun
"	16.2.1995	4071	3 Mart 1340 (1924) Tarihli ve 431 Sayılı Kanunla Hazineye Kalan Taşınmaz Mallardan Bazılarının Zilyedlerine Devri Hakkında Kanun
"	16.2.1995	4072	Mülga 2613 ve 766 Sayılı Kanunlarla Hazine Adına Tescil Edilen Miktar Fazlalıklarının İlgililerine Devrine Dair Kanun
"	23.2.1995	4077	Tüketicinin Korunması Hakkında Kanun
"	28.2.1995	4083	Seferberlik ve Savaş Haline İlişkin Harp Sanayii Faaliyetinin Yürütülmesi Hakkında Kanun
K.H.K.	24.06.1995	552	Yaş Sebze ve Meyve Ticaretinin Düzenlenmesi ve Toptancı Halleri Hakkında Kanun Hükmünde Kararname
Kanun	23.7.1995	4122	Milli Ağaçlandırma ve Erozyon Kontrolü Seferberlik Kanunu
"	3.11.1995	4128	12.9.1960 tarihli ve 88 sayılı 29.6.1956 Tarihli ve 6762 sayılı ve 10.6.1930 Tarihli ve 1705 sayılı Kanunlar ile 24.6.1995 Tarihli ve 551, 552, 554, 555, 556 sayılı Kanun Hükmünde Kararnameler ile 28.6.1995 Tarihli ve 560 sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılması Hakkında Kanun.
"	1.8.1996	4160	26.5.1927 tarih ve 1050 sayılı, 14.7.1965 Tarih ve 657 sayılı, 16.8.1961 tarih ve 351 sayılı, 29.8.1977 Tarih ve 2108 sayılı 4.11.1981 Tarih ve 2547 sayılı, 23.5.1928 Tarih ve 1322 sayılı, 9.11.1983 tarih ve 2946 sayılı ve 11.11.1986 Tarih ve 3320 sayılı Kanunların Bazı Hükümlerinde Değişiklik Yapılması ve Bazı Hükümlerinin Yürürlükten Kaldırılmasına Dair Kanun
"	30.8.1996	4182	Kamu Kurum ve Kuruluşlarının Taşınmaz Mallarının Satışı Hakkında Kanun.
"	7.11.1996	4207	Tütün Mamullerinin Zararlarının Önlenmesine Dair Kanun
"	13.11.1996	4208	Karaparanın Aklanmasının Önlenmesine, 2313 Sayılı Uyuşturucu Maddelerin Murakabesi Hakkında Kanunda, 657 Sayılı Devlet Memurları Kanununda ve 178 Sayılı Maliye Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
"	16.7.1997	4283	Yap-İşlet Modeli İle Elektrik Enerjisi Üretim Tesislerinin Kurulması ve İşletilmesi İle Enerji Satışının Düzenlenmesi Hakkında Kanun
"	6.8.1997	4301	Ceza İnfaz Kurumları ile Tutukevleri İşyurtları Kurumunun Kuruluş ve İdaresine İlişkin Kanun
"	16.8.1997	4306	İlköğretim ve Eğitim Kanunu, Milli Eğitim Temel Kanunu, Çıraklık ve Meslek Eğitim Kanunu, Milli Eğitim Bakanlığının Teşkilat ve Görevleri Hakkında Kanun İle 24.3.1988 Tarihli ve 3418 Sayılı Kanunda Değişiklik Yapılması ve Bazı Kâğıt ve İşlemlerden Eğitime Katkı Payı Alınması Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
"	14.1.1998	4320	Ailenin Korunmasına Dair Kanun
"	21.1.1998	4325	Olağanüstü Hal Bölgesinde ve Kalkınmada Öncelikli Yörelerde İstihdam Yaratılması ve Yatırımların Teşvik Edilmesi ile 193 Sayılı Gelir Vergisi Kanununda Değişiklik Yapılması Hakkında Kanun
"	25.2.1998	4342	Mera Kanunu
"	2.4.1998	4358	Vergi Kimlik Numarası Kullanımının Yaygınlaştırılması ve Noterlik Kanunu, İcra ve İflas Kanunu, Tapu Kanunu, Karayolları Trafik Kanunu, Çekle Ödemelerin Düzenlenmesi ve Çek Hamillerinin Korunması Hakkında Kanun, Bankalar Kanunu, Posta Kanunu ile Pasaport Kanununda Değişiklik Yapılması Hakkında Kanun
"	3.4.1998	4359	14.7.1965 Tarihli ve 657 Sayılı, 8.6.1949 Tarihli ve 5434 Sayılı, 5.3.1964 Tarihli ve 439 Sayılı, 30.4.1992 Tarihli ve 3797 Sayılı, 11.10.1983 Tarihli ve 2914 Sayılı Kanunların Bazı Maddelerinde Değişiklik Yapılması ve 5.1.1961 Tarihli ve 222 Sayılı, 24.11.1994 Tarihli ve 4048 Sayılı Kanunların Bazı Maddelerinin Yürürlükten Kaldırılması Hakkında Kanun
"	22.7.1998	4369	Vergi Usul Kanunu, Amme Alacaklarının Tahsil Usulü Hakkında Kanun, Gelir Vergisi Kanunu, Kurumlar Vergisi Kanunu, Katma Değer Vergisi Kanunu, Gider Vergileri Kanunu, Emlak Vergisi Kanunu,Veraset ve İntikal Vergisi Kanunu, Motorlu Taşıtlar Vergisi Kanunu, Damga Vergisi Kanunu, Harçlar Kanunu,3505 Sayılı Kanun,Katma Değer Vergisi Mükelleflerinin Ödeme Kaydedici Cihazları Kullanmaları Mecburiyeti Hakkında Kanun, Belediye Gelirleri Kanunu, 1318 ve 4208 Sayılı Kanunlar ile 178 sayılı Maliye Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararname ve 190 Sayılı Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamede Değişiklik Yapılması Hakkında Kanun
"	29.7.1998	4375	Türk Silahlı Kuvvetleri İç Hizmet Kanunu, Devlet Memurları Kanunu ve Türkiye Cumhuriyeti Emekli Sandığı Kanunununda Değişiklik Yapılmasına Dair Kanun
"	31.7.1998	4381	Seçimlerle İlgili Bazı Kanunlarda Değişiklik Yapılması; Türkiye Büyük Millet Meclisinin 21 inci Dönem Milletvekili Genel Seçimleri ve Birlikte Yapılacak Mahalli İdareler Genel Seçimleri Hakkında Kanun
"	18.6.1999	4389	Bankalar Kanunu
"	28.7.1999	4421	Türk Ceza Kanunu ile Cezaların İnfazı Hakkında Kanunda Değişiklik Yapılmasına Dair Kanun
"	11.8.1999	4444	Gelir Vergisi Kanunu, Kurumlar Vergisi Kanunu, Katma Değer Vergisi Kanunu, Vergi Usul Kanunu, Emlâk Vergisi Kanunu, Belediye Gelirleri Kanunu ve Harçlar Kanununda Değişiklik Yapılması Hakkında Kanun
"	25.8.1999	4447	İşsizlik Sigortası Kanunu (Sosyal Sigortalar Kanunu, Tarım İşçileri Sosyal Sigortalar Kanunu, Türkiye Cumhuriyeti Emekli Sandığı Kanunu, Esnaf ve Sanatkarlar ve Diğer Bağımsız Çalışanlar Sosyal Sigortalar Kurumu Kanunu, Tarımda Kendi Adına ve Hesabına Çalışanlar Sosyal Sigortalar Kanunu ile İş Kanununun Bir Maddesinin Değiştirilmesi ve Bu Kanunlara Ek ve Geçici Maddeler Eklenmesi, İşsizlik Sigortası Kurulması, Çalışanların Tasarrufa Teşvik Edilmesi ve Bu Tasarrufların Değerlendirilmesine Dair Kanunun İki Maddesinin Yürürlükten Kaldırılması ile Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamenin Eki Cetvellerde Değişiklik Yapılması Hakkında Kanun)

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	27.8.1999	4452	Doğal Afetlere Karşı Alınacak Önlemler ve Doğal Afetler Nedeniyle Doğan Zararların Giderilmesi İçin Yapılacak Düzenlemeler Hakkında Yetki Kanunu
K.H.K.	1.9.1999	574	Umumi Hayata Müessir Afetler Dolayısıyla Alınacak Tedbirlerle Yapılacak Yardımlara Dair Kanunda Değişiklik Yapılması Hakkında Kanun Hükmünde Kararname
"	23.9.1999	576	Doğal Afetlerde Yapılacak Yardımların Düzenlenmesi ile Vergilerin Ödeme Sürelerinin Uzatılmasına ve Bazı Kanunlarda Değişiklik Yapılmasına Dair Kanun Hükmünde Kararname
Kanun	27.10.1999	4457	Türk Akreditasyon Kurumu Kuruluş ve Görevleri Hakkında Kanun
"	27.10.1999	4458	Gümrük Kanunu
K.H.K.	22.11.1999	582	Afetten Doğan Zararların Giderilmesi Hakkında Kanun Hükmünde Kararname
Kanun	2.12.1999	4484	Doğal Afetlere Karşı Alınacak Önlemler ve Doğal Afetler Nedeniyle Doğan Zararların Giderilmesi İçin Yapılacak Düzenlemeler Hakkında Yetki Kanununun 1 ve 2 nci Maddelerinde Değişiklik Yapılmasına ve Sürenin Uzatılmasına İlişkin Kanun
"	16.12.1999	4490	Türk Uluslararası Gemi Sicil Kanunu İle 491 Sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
K.H.K.	27.12.1999	586	Sivil Müdafaa Kanunu İle Belediye Kanununda Değişiklik Yapılmasına Dair Kanun Hükmünde Kararname
"	27.12.1999	587	Zorunlu Deprem Sigortasına Dair Kanun Hükmünde Kararname
"	29.12.1999	588	Konut Edindirme Yardımı Hesaplarının Tasfiyesine Dair Kanun Hükmünde Kararname
"	17.1.2000	589	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun Hükmünde Kararname
Kanun	27.1.2000	4502	Telgraf ve Telefon Kanunu, Ulaştırma Bakanlığının Teşkilat ve Görevleri Hakkında Kanun, Telsiz Kanunu ve Posta, Telgraf ve Telefon İdaresinin Biriktirme ve Yardım Sandığı Hakkında Kanun İle Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamenin Eki Cetvellerde Değişiklik Yapılmasına Dair Kanun
"	27.1.2000	4505	Sosyal Güvenlikle İlgili Bazı Kanunlarda Değişiklik Yapılması ve Temsil Tazminatı Ödenmesi Hakkında Kanun
"	17.2.2000	4533	Gelibolu Yarımadası Tarihi Milli Parkı Kanunu
"	24.2.2000	4536	Denizlerde ve Yurt Yüzeyinde Görülen Patlayıcı Madde ve Şüpheli Cisimlere Uygulanacak Esaslara İlişkin Kanun
"	24.2.2000	4538	EURO'nun Hukuki Araçlara Etkisi İle Akaryakıt Tüketim Vergisi Kanununda Değişiklik Yapılması Hakkında Kanun
"	29.2.2000	4539	Doğal Afet Bölgelerinde Afetten Kaynaklanan Hukuki Uyuşmazlıkların Çözümüne ve Bazı İşlemlerin Kolaylaştırılmasına İlişkin Kanun Hükmünde Kararnamenin Kabulü Hakkında Kanun
"	29.2.2000	4540	Doğal Afetlere Karşı Alınacak Önlemler ve Doğal Afetler Nedeniyle Doğan Zararların Giderilmesi İçin Yapılacak Düzenlemeler Hakkında Yetki Kanununun Süresinin Uzatılmasına İlişkin Kanun
K.H.K.	6.3.2000	593	Sakarya İlinde Büyük Şehir Belediyesi Kurulması Hakkında Kanun Hükmünde Kararname
Kanun	12.4.2000	4562	Organize Sanayi Bölgeleri Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	23.5.2000	4568	Bazı Fonların Tasfiyesine İlişkin Kanun (Tasarrufların Teşviki ve Kamu Yatırımlarının Hızlandırılması Hakkında Kanunun, Özelleştirme Uygulamalarının Düzenlenmesine ve Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanunun, Asker Ailelerinden Muhtaç Olanlara Yardım Hakkında Kanunun, Futbol Müsabakalarında Müşterek Bahisler Tertibi Hakkında Kanunun, Gecekondu Kanununun, Sağlık Hizmetleri Temel Kanununun ve Ödeme Güçlüğü İçinde Bulunan Bankerlerin İşlemleri Hakkında Kanun Hükmünde Kararnamenin Bazı Maddelerinin Değiştirilmesi ve Yürürlükten Kaldırılması İle Bazı Tekel Maddeleri Fiyatlarına Yapılan Zamlardan Elde Edilen Hasılatın T.C.Merkez Bankasında Açılacak Bir Deprem Fonu Hesabında Toplanmasına Dair Kanunun Yürürlükten Kaldırılması Hakkında Kanun)
"	1.6.2000	4572	Tarım Satış Kooperatif ve Birlikleri Hakkında Kanun
"	23.6.2000	4586	Petrolün Boru Hatları İle Transit Geçişine Dair Kanun
"	29.6.2000	4588	Kamu Kurum ve Kuruluşlarının Teşkilat, Görev ve Yetkilerine İlişkin Konularla Kamu Personeli Arasındaki Ücret Dengesizliklerinin Giderilmesi ve Kamu Mali Yönetiminde Disiplinin Sağlanması İçin Yapılacak Düzenlemeler Hakkında Yetki Kanunu
"	15.11.2000	4603	Türkiye Cumhuriyeti Ziraat Bankası, Türkiye Halk Bankası A.Ş ve Türkiye Emlak Bankası A.Ş Hakkında Kanun
"	20.2.2001	4628	Elektrik Piyasası Kanunu
"	21.2.2001	4629	Bazı Fonların Tasfiyesi Hakkında Kanun
"	28.2.2001	4631	Hayvan Islahı Kanunu
"	28.3.2001	4632	Bireysel Emeklilik Tasarruf ve Yatırım Sistemi Kanunu
"	4.4.2001	4634	Şeker Kanunu
"	5.4.2001	4636	Milli Savunma Bakanlığı Akaryakıt İkmal ve Nato Pol Tesisleri İşletme Başkanlığının Kuruluşu ve Görevleri Hakkında Kanun
"	10.4.2001	4639	Memurlar ve Diğer Kamu Görevlileri Hakkındaki Bazı Kanunlarda Değişiklik Yapılmasına Dair Yetki Kanunu
"	12.4.2001	4645	Emniyet Genel Müdürlüğü'ne Ait Araç, Gereç, Mal ve Malzemenin Satış, Hibe, HEK ve Hurda Durum ve İşlemleri ile Hizmet Satışına Dair Kanun
"	18.4.2001	4646	Doğal Gaz Piyasası Kanunu
"	20.6.2001	4684	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	25.6.2001	4688	Kamu Görevlileri Sendikaları Kanunu
"	26.6.2001	4691	Teknoloji Geliştirme Bölgeleri Kanunu
"	28.6.2001	4702	Yükseköğretim Kanunu, Çıraklık ve Meslek Eğitim Kanunu, İlköğretim ve Eğitim Kanunu, Milli Eğitim Temel Kanunu, Milli Eğitim Bakanlığının Teşkilat ve Görevleri Hakkında Kanun ile 24.3.1988 Tarihli ve 3418 Sayılı Kanunda Değişiklik Yapılması ve Bazı Kağıt ve İşlemlerden Eğitime Katkı Payı Alınması Hakkında Kanun ile Milli Eğitim Bakanlığının Teşkilat ve Görevleri Hakkında Kanunda Değişiklik Yapılmasına Dair Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
"	29.6.2001	4703	Ürünlere İlişkin Teknik Mevzuatın Hazırlanması ve Uygulanmasına Dair Kanun
"	29.6.2001	4706	Hazineye Ait Taşınmaz Malların Değerlendirilmesi ve Katma Değer Vergisi Kanununda Değişiklik Yapılması Hakkında Kanun
"	22.11.2001	4721	Türk Medeni Kanunu
"	28.12.2001	4731	17/8/1999 ve 12/11/1999 Tarihlerinde Meydana Gelen Depremlerden Zarar Görenlerin Vergi Borçları ve Vergi Cezalarının Terkini ile Vergi Usul Kanunu, Katma Değer Vergisi Kanunu, Harçlar Kanunu ve Organize Sanayi Bölgeleri Kanununda Değişiklik Yapılması Hakkında Kanun
"	3.1.2002	4733	Tütün, Tütün Mamulleri, Tuz ve Alkol İşletmeleri Genel Müdürlüğünün Yeniden Yapılandırılması ile Tütün ve Tütün Mamullerinin Üretimine, İç ve Dış Alım ve Satımına, 4046 Sayılı Kanunda ve 233 Sayılı Kanun Hükmünde Kararnamede Değişiklik Yapıllmasına Dair Kanun
"	4.1.2002	4734	Kamu İhale Kanunu
"	9.1.2002	4737	Endüstri Bölgeleri Kanunu (Endüstri Bölgeleri Kanunu ve Organize Sanayi Bölgeleri Kanununda Değişiklik Yapılması Hakkında Kanun)
"	30.1.2002	4743	Mali Sektöre Olan Borçların Yeniden Yapılandırılması ve Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	7.2.2002	4745	Denizcilik Müsteşarlığının Kuruluş ve Görevleri Hakkında Kanun Hükmünde Kararname, Devlet Memurları Kanunu, Harcırah Kanunu ile Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
"	20.3.2002	4747	İstihdamın Teşviki Amacıyla Ücret Dışı Yüklerden Bazılarının Ödenmesinin Ertelenmesi ile Sosyal Sigortalar Kanunu Esnaf ve Sanatkarlar ve Diğer Bağımsız Çalışanlar Sosyal Sigortalar Kurumu Kanunu ve 631 Sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
"	28.3.2002	4749	Kamu Finansmanı ve Borç Yönetiminin Düzenlenmesi Hakkında Kanun
"	15.5.2002	4756	Radyo ve Televizyonların Kuruluş ve Yayınları Hakkında Kanun, Basın Kanunu, Gelir Vergisi Kanunu ile Kurumlar Vergisi Kanununda Değişiklik Yapılmasına Dair Kanun
"	6.6.2002	4760	Özel Tüketim Vergisi Kanunu
"	12.6.2002	4761	Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	29.7.2002	4769	Ceza İnfaz Kurumları ve Tutukevleri Personeli Eğitim Merkezleri Kanunu
"	25.2.2003	4811	Vergi Barışı Kanunu
"	27.2.2003	4817	Yabancıların Çalışma İzinleri Hakkında Kanun
"	9.4.2003	4842	Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	24.4.2003	4853	Çalışanların Tasarruflarını Teşvik Hesabının Tasfiyesi ve Bu Hesaptan Yapılacak Ödemelere Dair Kanun
"	22.5.2003	4857	İş Kanunu
"	4.6.2003	4865	Ulusal Bor Araştırma Enstitüsü Kurulması Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	25.6.2003	4904	Türkiye İş Kurumu Kanunu
"	26.6.2003	4911	Sivil Hava Araçları Üçüncü Şahıs Mesuliyet Sigortasının Ticari Olarak Temin Edilemeyen Kısmının Devlet Garantisi ile Karşılanması Hakkında Kanun
"	1.7.2003	4915	Kara Avcılığı Kanunu
"	10.7.2003	4924	Eleman Temininde Güçlük Çekilen Yerlerde Sözleşmeli Sağlık Personeli Çalıştırılması ile Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılması Hakkında Kanun
"	10.7.2003	4925	Karayolu Taşıma Kanunu
"	23.7.2003	4954	Türkiye Adalet Akademisi Kanunu
"	29.7.2003	4958	Sosyal Sigortalar Kurumu Kanunu
"	30.7.2003	4961	Türk Parasının Kıymetini Koruma Hakkında Kanunda Değişiklik Yapılmasına Dair Kanun
"	30.7.2003	4962	Bazı Kanunlarda Değişiklik Yapılması ve Vakıflara Vergi Muafiyeti Tanınması Hakkında Kanun
"	31.7.2003	4969	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	9.10.2003	4982	Bilgi Edinme Hakkı Kanunu
"	6.11.2003	5000	Türk Patent Enstitüsü Kuruluş ve Görevleri Hakkında Kanun
"	4.12.2003	5015	Petrol Piyasası Kanunu
"	10.12.2003	5018	Kamu Mali Yönetimi ve Kontrol Kanunu
"	16.12.2003	5021	Bazı Kanunlarda Değişiklik Yapılması ve Bankalar Kanunu Hükümlerine İstinaden Bankacılık İşlemleri Yapma ve Mevduat Kabul Etme İzni Kaldırılan Türkiye İmar Bankası Türk Anonim Şirketi Hakkında Tesis Edilecek Bazı İşlemler Hakkında Kanun
"	25.12.2003	5035	Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	8.1.2004	5042	Yeni Bitki Çeşitlerine Ait Islahçı Haklarının Korunmasına İlişkin Kanun
"	15.1.2004	5070	Elektronik İmza Kanunu
"	28.1.2004	5083	Türkiye Cumhuriyeti Devletinin Para Birimi Hakkında Kanun
"	29.1.2004	5084	Yatırımların ve İstihdamın Teşviki ile Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	10.2.2004	5086	Yabancılara İkinci El Taşıt Satışı Hakkında Kanun
"	3.3.2004	5102	Yüksek Öğrenim Öğrencilerine Burs, Kredi Verilmesine İlişkin Kanun
"	4.3.2004	5104	Kuzey Ankara Girişi Kentsel Dönüşüm Projesi Kanunu
"	28.4.2004	5149	Spor Müsabakalarında Şiddet ve Düzensizliğin Önlenmesine Dair Kanun
"	25.5.2004	5176	Kamu Görevlileri Etik Kurulu Kurulması ve Bazı Kanunlarda DeğişiklikYapılması Hakkında Kanun
"	26.5.2004	5177	Maden Kanununda ve Bazı Kanunlarda Değişiklik Yapılmasına İlişkin Kanun
"	27.5.2004	5179	Gıdaların Üretimi, Tüketimi ve Denetlenmesine Dair Kanun Hükmünde Kararnamenin Değiştirilerek Kabulü Hakkında Kanun
"	9.6.2004	5187	Basın Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	10.6.2004	5188	Özel Güvenlik Hizmetlerine Dair Kanun
"	22.6.2004	5193	Optisyenlik Hakkında Kanun
"	22.6.2004	5194	Bazı Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	24.6.2004	5199	Hayvanları Koruma Kanunu
"	29.6.2004	5200	Tarımsal Üretici Birlikleri Kanunu
"	10.7.2004	5216	Büyükşehir Belediyesi Kanunu
"	14.7.2004	5217	Özel Gelir ve Özel Ödeneklerin Düzenlenmesi İle Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılması Hakkında Kanun
"	14.7.2004	5224	Sinema Filmlerinin Değerlendirilmesi ve Sınıflandırılması ile Desteklenmesi Hakkında Kanun
"	14.7.2004	5225	Kültür Yatırımları ve Girişimlerini Teşvik Kanunu
"	16.7.2004	5228	Bazı Kanunlarda ve 178 Sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılması Hakkında Kanun
"	16.7.2004	5230	Pamukbank Türk Anonim Şirketinin Türkiye Halk Bankası Anomin Şirketine Devri ve Bazı Kanunlarda Değişiklik Yapılmasına İlişkin Kanun
"	17.7.2004	5233	Terör ve Terörle Mücadeleden Doğan Zararların Karşılanması Hakkında Kanun
"	17.9.2004	5234	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	26.9.2004	5237	Türk Ceza Kanunu
"	4.11.2004	5252	Türk Ceza Kanununun Yürürlük ve Uygulama Şekli Hakkında Kanun
"	4.11.2004	5253	Dernekler Kanunu
"	1.12.2004	5262	Organik Tarım Kanunu
"	4.12.2004	5271	Ceza Muhakemesi Kanunu
"	13.12.2004	5275	Ceza ve Güvenlik Tedbirlerinin İnfazı Hakkında Kanun
"	30.12.2004	5281	Vergi Kanunlarının Yeni Türk Lirasına Uyumu ile Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	6.1.2005	5283	Bazı Kamu Kurum ve Kuruluşlarına Ait Sağlık Birimlerinin Sağlık Bakanlığına Devredilmesine Dair Kanun
"	10.2.2005	5300	Tarım Ürünleri Lisanslı Depoculuk Kanunu
"	22.2.2005	5302	İl Özel İdaresi Kanunu
"	2.3.2005	5307	Sıvılaştırılmış Petrol Gazları (LPG) Piyasası Kanunu ve Elektrik Piyasası Kanununda Değişiklik Yapılmasına Dair Kanun
"	23.3.2005	5320	Ceza Muhakemesi Kanununun Yürürlük ve Uygulama Şekli Hakkında Kanun
"	24.3.2005	5324	Kozmetik Kanunu
"	30.3.2005	5326	Kabahatler Kanunu
"	21.4.2005	5335	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	5.5.2005	5345	Gelir İdaresi Başkanlığının Teşkilat ve Görevleri Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	10.5.2005	5346	Yenilenebilir Enerji Kaynaklarının Elektrik Enerjisi Üretimi Amaçlı Kullanımına İlişkin Kanun
"	7.6.2005	5362	Esnaf ve Sanatkarlar Meslek Kuruluşları Kanunu
"	14.6.2005	5363	Tarım Sigortaları Kanunu
"	16.6.2005	5366	Yıpranan Tarihi ve Kültürel Taşınmaz Varlıkların Yenilenerek Korunması ve Yaşatılarak Kullanılması Hakkında Kanun
"	16.6.2005	5368	Lisanslı Harita Kadastro Mühendisleri ve Büroları Hakkında Kanun
"	16.6.2005	5369	Evrensel Hizmetin Sağlanması ve Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	3.7.2005	5393	Belediye Kanunu
"	3.7.2005	5395	Çocuk Koruma Kanunu
"	3.7.2005	5398	Özelleştirme Uygulamalarının Düzenlenmesine ve Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanunda ve Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	3.7.2005	5403	Toprak Koruma ve Arazi Kullanımı Kanunu
"	19.10.2005	5411	Bankacılık Kanunu
"	10.11.2005	5429	Türkiye İstatistik Kanunu
"	10.11.2005	5431	Sivil Havacılık Genel Müdürlüğü Teşkilat ve Görevleri Hakkında Kanun
"	22.12.2005	5436	Kamu Malî Yönetimi ve Kontrol Kanunu ile Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılması Hakkında Kanun
"	28.12.2005	5441	Tarım ve Köyişleri Bakanlığının 867 ve 170 Sayılı Kanunlara Tabi İşletmeler Dışında Kalan Taşra Kuruluşlarına Döner Sermaye Verilmesi Hakkında Kanunda Değişiklik Yapılmasına aldırılmasına, Ziraat Vekaletine Merbut Bazı Mektep ve Müesseselerin Sureti İdaresi Hakkında Kanunun Yürürlükten Kaldırılmasına Dair Kanun
"	25.01.2006	5449	Kalkınma Ajanslarının Kuruluşu, Koordinasyonu ve Görevleri Hakkında Kanun
"	26.01.2006	5450	Kamu Kurum ve Kuruluşlarına Bağlı Okulların Millî Eğitim Bakanlığına Devredilmesi ile Bazı Kanunlarda ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	08.02.2006	5454	Emekli Sandığı, Sosyal Sigortalar Kurumu ve Bağ-Kur'dan Aylık veya Gelir Almakta Olanlara Ek Ödeme Yapılması ile Sosyal Sigortalar Kurumu ve Bağ-Kur'dan Aylık veya Gelir Almakta Olanlara Ödenen Gelir ve Aylıklarda 2006 Yılında Yapılacak Artışlar ve Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	22.02.2006	5458	Sosyal Güvenlik Prim Alacaklarının Yeniden Yapılandırılması ve Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	23.02.2006	5464	Banka Kartları ve Kredi Kartları Kanunu
"	18.04.2006	5488	Tarım Kanunu
"	18.04.2006	5502	Sosyal Güvenlik Kurumu Kanunu
"	25.04.2006	5490	Nüfus Hizmetleri Kanunu
"	31.05.2006	5510	Sosyal Sigortalar ve Genel Sağlık Sigortası Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	13.06.2006	5520	Kurumlar Vergisi Kanunu
"	21.06.2006	5523	Türkiye Yatırım Destek ve Tanıtım Ajansı Kurulması Hakkında Kanun
"	01.07.2006	5538	Bütçe Kanunlarında Yer Alan Bazı Hükümlerin İlgili Kanun ve Kanun Hükmünde Kararnamelere Eklenmesi ve Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	08.07.2006	5535	Bazı Kamu Alacaklarının Tahsili ve Terkinine İlişkin Kanun
"	19.09.2006	5543	İskân Kanunu
"	11.10.2006	5549	Suç Gelirlerinin Aklanmasının Önlenmesi Hakkında Kanun
"	31.10.2006	5553	Tohumculuk Kanunu
"	14.12.2006	5564	Kimyasal Silahların Geliştirilmesi, Üretimi, Stoklanması Ve Kullanımının Yasaklanması Hakkında Kanun
"	27.12.2006	5569	Küçük ve Orta Büyüklükteki İşletmelerin Mali Sektöre Olan Borçlarının Yeniden Yapılandırılması Hakkında Kanun
"	08.03.2007	5597	Yurt Dışına Çıkış Harcı Hakkında Kanun ile Çeşitli Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	14.03.2007	5602	Şans Oyunları Hasılatından Alınan Vergi, Fon Ve Payların Düzenlenmesi Hakkında Kanun
"	21.03.2007	5607	Kaçakçılıkla Mücadele Kanunu
"	11.04.2007	5624	Kan Ve Kan Ürünleri Kanunu
"	18.04.2007	5627	Enerji Verimliliği Kanunu
"	04.05.2007	5651	İnternet Ortamında Yapılan Yayınların Düzenlenmesi ve Bu Yayınlar Yoluyla İşlenen Suçlarla Mücadele Edilmesi Hakkında Kanun
"	22.05.2007	5664	Konut Edindirme Yardımı Hak Sahiplerine Ödeme Yapılmasına Dair Kanun
"	03.06.2007	5684	Sigortacılık Kanunu
"	03.06.2007	5686	Jeotermal Kaynaklar Ve Doğal Mineralli Sular Kanunu

İKİLİ VE ÇOK TARAFLI ANLAŞMALARIN UYGUN BULUNDUĞUNA DAİR KANUNLAR

Türkiye Cumhuriyeti Hükümeti ile aşağıda belirtilen devletler veya uluslararası kuruluşlar arasında imzalanmış bulunan, gelir ve servet vergilerinde çifte vergilendirmenin önlenmesine, Türk mal, hak ve menfaatlerinin tazminine, ham petrol boru hattı ve diğer bazı husulara ilişkin anlaşmaların uygun bulunduğuna dair kanunlar

Vergi, Resim ve Diğer Gelirlerin Dayanakları			TARAF OLAN DİĞER DEVLET VEYA ULUSLARARASI KURULUŞ
Çeşidi	Tarihi	Numarası	
Kanun	8.5.1973	1719	Avusturya Hükümeti
"	26.6.1975	1917	Norveç Krallığı
"	12.3.1982	2637	Mısır Arap Cumhuriyeti
"	19.10.1983	2930	Libya Arap Halk Sosyalist Cemahiriyesi
"	10.6.1985	3228	İtalya Cumhuriyeti
"	10.6.1985	3229	Kore Cumhuriyeti
"	20.2.1986	3263	Haşimi Ürdün Krallığı
"	27.2.1986	3264	Federal Almanya Cumhuriyeti
"	4.3.1986	3265	Irak Cumhuriyeti Hükümeti
"	18.5.1987	3364	Tunus Cumhuriyeti
"	27.5.1988	3456	Romanya Sosyalist Cumhuriyeti
"	27.5.1988	3457	Pakistan İslam Cumhuriyeti
"	27.5.1988	3458	Büyük Britanya ve Kuzey İrlanda Birleşik Krallığı
"	27.5.1988	3459	Hollanda Krallığı
"	10.11.1988	3498	Finlandiya Cumhuriyeti
"	10.11.1988	3499	Belçika Krallığı
"	10.11.1988	3500	Kuzey Kıbrıs Türk Cumhuriyeti
"	7.12.1988	3509	Fransa Cumhuriyeti
"	18.4.1990	3627	Suudi Arabistan Krallığı
"	19.4.1990	3633	İsveç Krallığı
"	9.5.1991	3740	İtalya Cumhuriyeti
"	11.3.1993	3884	Danimarka Krallığı
"	15.9.1994	4012	Japonya

Vergi, Resim ve Diğer Gelirlerin Dayanakları			TARAF OLAN DİĞER DEVLET VEYA ULUSLARARASI KURULUŞ
Çeşidi	Tarihi	Numarası	
Kanun	21.9.1994	4031	Macaristan Cumhuriyeti
"	27.9.1994	4040	Birleşik Arap Emirlikleri
"	25.7.1996	4154	Arnavutluk Cumhuriyeti
"	25.7.1996	4155	Kazakistan Cumhuriyeti
"	25.7.1996	4156	Makedonya Cumhuriyeti
"	28.8.1996	4169	Polonya Cumhuriyeti
"	28.8.1996	4170	Cezayir Demokratik Halk Cumhuriyeti
"	28.8.1996	4171	Malezya Hükümeti
"	28.8.1996	4172	Mısır Arap Cumhuriyeti
"	28.8.1996	4173	Bulgaristan Cumhuriyeti
"	28.8.1996	4174	Moğolistan
"	28.8.1996	4175	Çin Halk Cumhuriyeti
"	28.8.1996	4176	Hindistan Cumhuriyeti
"	4.3.1993	4240	Azerbaycan Cumhuriyeti
"	4.3.1993	4241	Türkmenistan Hükümeti
"	17.7.1997	4298	Özbekistan Cumhuriyeti
"	11.12.1997	4312	Amerika Birleşik Devletleri
"	11.2.1998	4339	Ukrayna Hükümeti
"	26.2.1998	4344	İsrail Devleti
"	26.2.1998	4345	Beyaz Rusya Cumhuriyeti
"	26.2.1998	4352	Endonezya Cumhuriyeti
"	7.7.1999	4403	Ukrayna Hükümeti
"	23.7.1999	4420	Mısır Arap Cumhuriyeti Hükümeti
"	30.7.1999	4426	Rusya Federasyonu Hükümeti
"	30.7.1999	4428	Slovak Cumhuriyeti
"	30.7.1999	4429	Kuveyt Devleti
"	3.11.1999	4466	Türkmenistan
"	4.11.1999	4467	Bulgaristan Cumhuriyeti Hükümeti
"	10.12.1999	4486	Bulgaristan Cumhuriyeti Hükümeti
"	1.2.2000	4511	Özbekistan Cumhuriyeti Hükümeti
"	1.2.2000	4525	Hırvatistan Cumhuriyeti

Vergi, Resim ve Diğer Gelirlerin Dayanakları			TARAF OLAN DİĞER DEVLET VEYA ULUSLARARASI KURULUŞ
Çeşidi	Tarihi	Numarası	
Kanun	1.2.2000	4526	Moldova Cumhuriyeti Hükümeti
"	1.2.2000	4527	Litvanya Cumhuriyeti Hükümeti
"	7.3.2000	4544	Romanya
"	7.3.2000	4546	Makedonya Cumhuriyeti
"	4.4.2000	4561	Avusturya Cumhuriyeti
"	2.6.2000	4573	Rusya Federasyonu Hükümeti
"	10.09.2000	4585	Azerbaycan Cumhuriyeti-Gürcistan
"	1.11.2000	4597	Slovenya Cumhuriyeti
"	2.11.2000	4598	Çin Halk Cumhuriyeti Hong Kong Özel İdari Bölgesi Hükümeti
"	26.4.2001	4663	Singapur Cumhuriyeti
"	26.4.2001	4664	Kırgız Cumhuriyeti
"	18.10.2001	4718	Tacikistan Cumhuriyeti
"	30.1.2003	4801	Hırvatistan Cumhuriyeti
"	26.2.2003	4812	Kuzey Kıbrıs Türk Cumhuriyeti Hükümeti
"	26.2.2003	4813	Kuzey Kıbrıs Türk Cumhuriyeti Hükümeti
"	26.2.2003	4815	Bosna ve Hersek
"	9.7.2003	4922	Çek Cumhuriyeti
"	9.7.2003	4923	İran İslam Cumhuriyeti Hükümeti
"	15.7.2003	4930	Bangladeş Halk Cumhuriyeti Hükümeti
"	15.7.2003	4931	Slovenya Cumhuriyeti
"	15.7.2003	4932	Sudan Cumhuriyeti
"	15.7.2003	4938	Letonya Cumhuriyeti Hükümeti
"	16.10.2003	4986	İspanya Krallığı
"	25.12.2003	5032	Yunanistan Cumhuriyeti
"	29.4.2004	5157	Tayland Krallığı Hükümeti
"	29.4.2004	5158	Estonya Cumhuriyeti Hükümeti
"	29.4.2004	5161	Suriye Arap Cumhuriyeti Hükümeti
"	2.12.2004	5267	Lüksemburg Büyük Dükalığı
"	22.02.2005	5303	Avrupa Birliği
"	29.04.2005	5342	Fas Krallığı
"	29.04.2005	5343	Lübnan Cumhuriyeti

Vergi, Resim ve Diğer Gelirlerin Dayanakları			TARAF OLAN DİĞER DEVLET VEYA ULUSLARARASI KURULUŞ
Çeşidi	Tarihi	Numarası	
Kanun	06.04.2006	5484	Güney Afrika Cumhuriyeti
"	01.06.2006	5513	Katar Devleti Hükümeti
"	01.06.2006	5514	Bosna Hersek
"	01.06.2006	5515	Portekiz Cumhuriyeti
"	13.12.2006	5563	Mısır Arap Cumhuriyeti
"	24.01.2007	5575	Amerika Birleşik Devletleri
"	13.03.2007	5599	Etiyopya Federal Demokratik Cumhuriyeti Hükümeti
"	13.03.2007	5600	Sırbistan Karadağ Bakanlar Kurulu
"	25.04.2007	5629	Bahreyn Krallığı Hükümeti
"	25.04.2007	5632	Güney Afrika Cumhuriyeti Hükümeti

VERGİ, RESİM, HARÇ VE DİĞER GELİR DAYANAKLARINA İLİŞKİN DİĞER MEVZUAT

a) Dağıtılmış Meblağların Geri Alınması :

Ziraat kanunları ve diğer özel kanunlar gereğince dağıtılmış olan tutarların geri alınmasına dair hükümler ile irade ve kanunlara veya hükümetçe verilmiş olan yetkiye dayanılarak akdolunan her tür imtiyaz sözleşmeleri ve bunlara ait kararların gelire ilişkin hükümleri.

b) Kaldırılmış Vergiler Artıkları :

Çeşitli tarihlerde yürürlükten kaldırılmış veya hükmü kalmamış olan kanun ve tüzüklerin yürürlükte oldukları tarihlerde tahakkuk etmiş veya bu kanun ve tüzükler uyarınca tahakkuk edecek bütün vergi, resim, harç, ücret ve iltizam bedelleri ile bunların zam, ceza, vesair kalıntıları.

c) Para Cezaları :
Kanun, tüzük, kararname ve yönetmelikler ile diğer mevzuatın para cezası alınmasını öngören hükümleri.

d) Tazminatlar :
Kanunlarla tüzük ve kararnamelerin zam ve ceza alınmasını öngören hükümleri; kanun, tüzük ve yönetmelikler gereğince Devlet adına okutulan öğrencilerden görev (Mecburi hizmet) talep etmeyenlerin ödeyecekleri tazminatlara dair hükümler.

e) Faizler :
Hazine portföyü geliri ile bankalar nezdinde açılan hesabı carilerden Hazine lehine tahakkuk eden faiz ve gelir farkları ile Hazinenin iştirak ettiği teşebbüslerden elde ettiği

f) Diğer Hükümler :

Bu cetvellerde herhangi bir şekilde yer almayan kanun, kanun hükmünde kararname, kararname, tüzük, yönetmelik, tebliğ ve diğer mevzuat ile ikili veya çok taraflı her türlü anlaşmanın gelir, tarh, tahakkuk ve tahsiline ilişkin hükümleri.

(II) Sayılı Özel Bütçeli İdareler

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	24.04.1930	1593	Umumi Hıfzıssıhha Kanunu
"	14.06.1935	2819	Elektrik İşleri Etüd İdaresi Teşkiline Dair Kanun
"	14.06.1935	2804	Maden Tetkik ve Arama Genel Müdürlüğü Kanunu
"	05.06.1935	2762	Vakıflar Kanunu
"	20.04.1936	2950	Vakıf Mallarının Taksitle Satılması ve Kiraya Verilmesi ve Satış Paralarının Kullanılması ve Emanetten İdare Edilen Mülhak Vakıflardan İdare ve Tahsil Masrafı Alınması Hakkındaki Kanun
Tüzük	17.07.1936		Vakıflar Nizamnamesi
Kanun	10.06.1949	5441	Devlet Tiyatrosu Kuruluşu Hakkında Kanun
"	21.07.1953	6183	Amme Alacaklarının Tahsil Usulü Hakkındaki Kanun
"	11.01.1954	6219	Türkiye Vakıflar Bankası Türk Anonim Ortaklığı Kanunu
"	30.06.1954	6426	Türkiye ile Amerika Birleşik Devletleri Arasındaki Vergi Muafiyetleri Anlaşmasının Tasdikine Dair Kanun
"	18.05.1955	6570	Gayrimenkul Kiraları Hakkında Kanun
"	27.06.1956	6760	Vakıflar Umum Müdürlüğü Vazife ve Teşkilatı Hakkında Kanun
"	25.06.1958	7163	Türkiye ve Orta - Doğu Amme İdaresi Enstitüsü Teşkilat Kanunu
"	29.04.1959	7258	Futbol ve Diğer Spor Müsabakalarında Bahis ve Şans Oyunları Düzenlenmesi Hakkında Kanun
"	18.11.1960	132	Türk Standartları Enstitüsü Kuruluş Kanunu
"	16.08.1961	351	Yüksek Öğrenim Kredi ve Yurtlar Kurumu Kanunu
"	17.07.1963	278	Türkiye Bilimsel ve Teknolojik Araştırma Kurumu Kurulması Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	08.04.1965	580	Milli Prodüktivite Merkezi Kuruluş Kanunu
"	14.07.1970	1309	Devlet Opera ve Balesi Genel Müdürlüğü Kuruluşu Hakkında Kanun
"	04.11.1981	2547	Yükseköğretim Kanunu
"	06.11.1981	2548	Gemi Sağlık Resmi Kanunu
"	09.07.1982	2690	Türkiye Atom Enerji Kurumu Kanunu
"	11.08.1983	2876	Atatürk Kültür, Dil ve Tarih Yüksek Kurumu Kanunu
K.H.K.	08.06.1984	227	Vakıflar Genel Müdürlüğünün Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararname
Kanun	07.11.1985	3238	Savunma Sanayi Müsteşarlığının Kurulması ve 11 Temmuz 1939 tarih ve 3670 sayılı Milli Piyango Teşkiline Dair Kanunun İki Maddesi İle 23 Ekim 1984 tarih ve 3065 sayılı Katma Değer Vergisi Kanununun Bir Maddesinde Değişiklik Yapılması Hakkında Kanun
"	31.10.1985	3234	Orman Genel Müdürlüğü Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararnamenin Değiştirilerek Kabulü Hakkında Kanun
"	21.05.1986	3289	Gençlik ve Spor Genel Müdürlüğünün Teşkilat ve Görevleri Hakkında Kanun
KHK	19.10.1989	383	Özel Çevre Koruma Kurumu Başkanlığı Kurulmasına Dair Kanun Hükmünde Kararname
"	27.10.1989	388	Güneydoğu Anadolu Projesi Bölge Kalkınma İdaresi Teşkilatının Kuruluş ve Görevleri Hakkında Kanun Hükmünde Kararname
Kanun	12.04.1990	3624	Küçük ve Orta Ölçekli Sanayi Geliştirme ve Destekleme İdaresi Başkanlığı Kurulması Hakkında Kanun
"	19.11.1992	3843	Yükseköğretim Kurumlarında İkili Öğretim Yapılması, 2547 sayılı Yükseköğretim Kanununun Bazı Maddelerinin Değiştirilmesi ve Bu Kanuna Bir Ek Madde Eklenmesine Dair Kanun
KHK	13.08.1993	497	Türkiye Bilimler Akademisinin Kurulması Hakkında Kanun Hükmünde Kararname
Kanun	24.11.1994	4046	Özelleştirme Uygulamaları Hakkında Kanun
"	09.12.1994	4059	Hazine ve Dış Ticaret Müsteşarlığı Teşkilat ve Görevleri Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	06.08.1997	4301	Ceza İnfaz Kurumları ile Tutukevleri İşyurtları Kurumunun Kuruluş ve İdaresine İlişkin Kanun
"	27.10.1999	4457	Türk Akreditasyon Kurumu Kuruluş ve Görevleri Hakkında Kanun
"	02.05.2001	4668	Türk İşbirliği ve Kalkınma İdaresi Başkanlığının Teşkilât ve Görevleri Hakkında Kanun (Ekonomik, Kültürel, Eğitim ve Teknik İşbirliği Başkanlığı Kurulması, 206 Sayılı Kanun Hükmünde Kararnamenin İki Maddesinin Değiştirilmesi ve 190 Sayılı Kanun Hükmünde Kararnamenin Eki Cetvellere Bir İlave Yapılması Hakkında 480 Sayılı Kanun Hükmünde Kararnamenin Değiştirilerek Kabulü ile Devlet Memurları Kanununda Değişiklik Yapılmasına Dair Kanun)
"	20.06.2001	4684	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	23.07.2003	4954	Türkiye Adalet Akademisi Başkanlığı Kanunu
"	06.11.2003	5000	Türk Patent Enstitüsü Kuruluş ve Görevleri Hakkında Kanun Hükmünde Kararnamenin Değiştirilerek Kabulü ile Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamenin Eki Cetvellerde ve Devlet Memurları Kanununda Değişiklik Yapılmasına Dair Kanun
"	04.06.2003	4865	Ulusal Bor Araştırma Enstitüsü Kurulması Hakkında Kanun
"	14.07.2004	5217	Özel Gelir ve Özel Ödeneklerin Düzenlenmesi İle Bazı Kanun ve Kanun Hüküm Kararnamelerde Değişiklik Yapılması Hakkında Kanun
"	21.09.2006	5544	Mesleki Yeterlilik Kurumu Kanunu

(III) Sayılı Düzenleyici ve Denetleyici Kurumlar

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	28.07.1981	2499	Sermaye Piyasası Kanunu
"	09.11.1983	2946	Kamu Konutları Kanunu
"	13.04.1994	3984	Radyo ve Televizyonların Kuruluş ve Yayınları Hakkında Kanun
"	07.12.1994	4054	Rekabetin Korunması Hakkında Kanun
"	27.01.2000	4502	Telgraf ve Telefon Kanunu, Ulaştırma Bakanlığının Teşkilat ve Görevleri Hakk.Kanun, Telsiz Kanunu ve Posta, Telgraf ve Telefon İdaresinin Biriktirme ve Yardım Sandığı Hakkında Kanun ile Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamenin Eki Cetvellerinde Değişiklik Yapılmasına Dair Kanun
"	20.02.2001	4628	Elektrik Piyasası Kanunu
"	18.04.2001	4646	Doğal Gaz Piyasası Kanunu
"	03.01.2002	4733	Tütün, Tütün Mamulleri, Tuz ve Alkol İşletmeleri Genel Müdürlüğünün Yeniden Yapılandırılması ile Tütün ve Tütün Mamullerinin Üretimine, İç ve Dış Alım ve Satımına, 4046 sayılı Kanunda ve 233 sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
"	04.01.2002	4734	Kamu İhale Kanunu
"	04.12.2003	5015	Petrol Piyasası Kanunu
"	02.03.2005	5307	Sıvılaştırılmış Petrol Gazları (LPG) Piyasası Kanunu ve Elektrik Piyasası Kanununda Değişiklik Yapılmasına Dair Kanun
"	19.10.2005	5411	Bankacılık Kanunu

E - CETVELİ

Bazı Ödeneklerin Kullanımına ve Harcamalara İlişkin Esaslar

Sıra No	AÇIKLAMA
1.	İktisadi Devlet Teşekkülleri ve Kamu İktisadi Kuruluşları Genel Yatırım ve Finansman Programına dahil olmayan kuruluşlara (T.C. Ziraat Bankası A.Ş.'ye, ödemeleri T.C. Ziraat Bankası A.Ş. kanalıyla yapılmak üzere Tarım Kredi Kooperatiflerine, Türkiye Halk Bankası A.Ş.'ye) yürürlükte bulunan ve/veya 2008 yılı içinde çıkarılacak Bakanlar Kurulu kararları uyarınca verilen görevler nedeniyle oluşan gelir kaybı ödemeleri ve görev zararları Hazine Müsteşarlığı bütçesine bu amaçla öngörülen 07.82.31.00-04.2.1.06-1-05.1 ve 07.82.31.00-04.1.1.00-1-05.1 tertiplerinde yer alan ödeneklerden ilgili Bakanlar Kurulu kararlarında belirlenen esas ve usuller dahilinde kullandırılır.
2.	Tarımsal desteklemeler için Tarım ve Köyişleri Bakanlığı bütçesinin "05.4" ekonomik koduna ilişkin tertiplerde yer alan ödenekler, 18/4/2006 tarihli ve 5488 sayılı Tarım Kanunu hükümleri çerçevesinde gerektiğinde T.C. Ziraat Bankası aracılığıyla ödenebilir.
3.	Hazine Müsteşarlığı bütçesinin 07.82.36.00-01.1.2.00-1-05.4 ve 07.82.35.00-01.1.2.00-1-05.4 tertiplerinde yer alan ödenekler, Bakanlar Kurulunca belirlenen esas ve usuller dahilinde aracı bankalar aracılığıyla yatırımların teşviki amacıyla kullanılır.
4.	Özel bütçeli idarelere, 10/12/2003 tarihli ve 5018 sayılı Kanuna ekli (I) sayılı cetvelde yer alan kamu idarelerinin bütçelerinin ilgili tertiplerinden bu idarelerin nakit ihtiyaçları dikkate alınarak yapılacak Hazine yardımı tahakkukları, Hazine yardımı ödeneğinin bulunduğu kamu idarelerinin ödemelerini yapan merkez muhasebe birimlerince ödenir.
5.	Hazine Müsteşarlığı bütçesinin 07.82.32.00-04.1.1.00-1-07.2 tertibindeki ödenekten Kıbrıs İşleri Başmüşavirliğinin yurt içinde veya yurt dışında uygun göreceği yatırım projelerinin gerçekleştirilmesinde kullanılmak üzere 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idarelerinin bütçelerinde mevcut veya yeni açılacak tertiplere aktarma yapmaya Maliye Bakanı yetkili olup, bütçelerine ödenek aktarılacak veya ödemede bulunulacak kuruluşların görevlendirme şekli ile harcama esas ve usulleri Kıbrıs İşlerinden Sorumlu Bakan ve ilgili kuruluşun bağlı olduğu Bakan arasında imzalanacak protokol ile belirlenir. Kuzey Kıbrıs Türk Cumhuriyetinde sermaye giderleri, transfer giderleri ve diğer amaçlarla kullanılmak üzere Türkiye Cumhuriyeti Lefkoşa Büyükelçiliği emrine gönderilen ödeneklerin kullanım amaç, yöntem ve şartları Türkiye Cumhuriyeti ile Kuzey Kıbrıs Türk Cumhuriyeti arasında yapılacak protokol ile tespit olunur.
6.	Hazine Müsteşarlığı bütçesinin 07.82.32.00-01.2.1.00-1-08.2 tertibindeki ödenek, Bakanlar Kurulu kararıyla onaylanmış anlaşmalar gereğince verilecek borç ve krediler için kullanılır.
7.	Dışişleri Bakanlığının 11.00.00.02-01.1.3.00-1-05.6, 11.01.36.00-01.2.1.00-1-05.6 ve 11.01.43.00-01.1.3.00-1-05.6 tertiplerinde yer alan ödenekler, Başbakanlık bütçesine aktarılmak suretiyle kullanılır.

8. Anadolu Üniversitesi Açıköğretim Fakültesinin yurt dışında yürüteceği hizmetler için lüzumlu görülecek yerlerde kiralanacak araç, gereç, makine-teçhizat, taşıt ve binalar ile bunların sözleşmelerine ilişkin giderler kurum bütçesinden karşılanır.

9. Maliye Bakanlığı bütçesinde yer alan "Yatırımları Hızlandırma Ödeneği" tertibindeki ödeneğin azami yüzde 10'u, genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerce yürütülen projelerin geçmiş yıl kesin hesap farklarından doğan giderleri karşılamak amacıyla Devlet Planlama Teşkilatı Müsteşarlığının uygun görüşü üzerine anılan idarelerin bütçelerine aktarılır.

10. 20.91.00.23-04.7.4.90-1-06.5 tertibinde yer alan ödenek, Devlet Su İşleri Genel Müdürlüğünün tüm fonksiyonları için yılı içinde ikmal edilemeyen etüt, inşaat, bakım, onarım işleri, yılı içinde kurulacak yer altı suyu kooperatifleri, yılı içinde vuku bulacak ani taşkın işleri, acil içme ve kullanma suyu işleri, ilan bedeli, fiyat farkları ve kesin hesap istihkaklarında kullanılır.

11. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.00.04-01.3.2.00-1-06.2 tertibinde yer alan ödeneği, Devlet Planlama Teşkilatı Müsteşarlığınca gerekli görülen hallerde harcama ilkelerine uygun çalışmaların yaptırılması amacıyla bütçelerin ilgili tertiplerine aktarmaya ve bununla ilgili diğer işleri yapmaya Maliye Bakanı yetkilidir. Devlet Planlama Teşkilatı Müsteşarlığı aynı amaçlarla il özel idarelerine, iktisadi devlet teşekküllerine ve diğer kamu teşebbüslerine yaptıracağı hizmetlerin bedellerini peşin ödeyebilir.

12. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.36.00-01.6.0.00-1-07.1 tertibinde yer alan ödeneği, kalkınmada öncelikli yörelere ilişkin program ve projeleri desteklemek amacıyla bütçelerin ilgili tertiplerine aktarmaya Maliye Bakanı yetkilidir. Aynı amaçlarla diğer kamu kuruluşlarına yapılacak ödemeler de bu tertipten karşılanır.

13. a) Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.35.00-09.8.8.00-1-07.1 tertibinde yer alan ödeneği vakıf üniversitelerinin araştırma altyapısı, güdümlü teknoloji geliştirme ve araştırmacı insan gücü yetiştirme projelerini desteklemek amacıyla kullanmaya ve buna ilişkin harcama esas ve usullerini belirlemeye Devlet Planlama Teşkilatı Müsteşarlığı yetkilidir.

b) Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.35.00-01.4.2.00-1-07.1 tertibinde yer alan ödeneğin kullanımı ve harcanmasına ilişkin esas ve usulleri belirlemeye Devlet Planlama Teşkilatı Müsteşarlığı yetkilidir.

14. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.31.00-01.2.1.00-1-07.1 ve 07.81.31.00-01.2.1.00-1-07.2 tertiplerinde yer alan ödeneği; yıllara sari olarak, ülkemizin komşu ülkeler ve bölgelerin yanı sıra, komşu olmayan diğer ülkelerle yürüttüğü bölgelerarası veya ikili işbirliği programlarında; yurt içinde ve yurt dışında faaliyette bulunan, yerli ve yabancı kamu kurum ve kuruluşları, üniversiteler, sivil toplum kuruluşları ve diğer gerçek ve tüzel kişilerin, Devlet Planlama Teşkilatı Müsteşarlığı tarafından uygun bulunan program ve projelerini desteklemek amacıyla kullanmaya, program ve projeler kapsamında çalışacak personele ilişkin giderleri karşılamaya ve bu konulara ilişkin harcama esas ve usullerini belirlemeye Devlet Planlama Teşkilatı Müsteşarlığı yetkilidir.

15. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin yeni açılacak tertibine cazibe merkezlerinin desteklenmesi amacıyla aktarılacak ödenek, kamu kurum ve kuruluşlarına, kamu yararına çalışan dernek ve vakıflara, kamu kurumu niteliğindeki meslek kuruluşlarına, il özel idarelerine, belediyelere ve mahalli idare birliklerine kullandırılır.

2008 Yılı Yatırım Programı ile ilişkilendirilen bu ödenekten verilecek hibe ve desteklerin türleri, limitleri, şartları, kapsamı, kullanımı, harcanması ve denetimine ilişkin esas ve usuller, Maliye Bakanlığı, İçişleri Bakanlığı ve Devlet Planlama Teşkilatı Müsteşarlığınca müştereken hazırlanarak Yüksek Planlama Kurulu Kararıyla yürürlüğe girer.

16. Bayındırlık ve İskan Bakanlığı bütçesinin 14.01.32.00-06.1.0.00-1-07.1 tertibinde yer alan ödenek, Belediyelerin Kentsel Altyapı İhtiyaçları İçin Tahsis Edilen Ödeneğin Kullanımına İlişkin Yönetmelik kapsamında belediyelerin kentsel altyapı projelerinin finansmanında kullanılmak üzere İller Bankasına aktarılır.

17. İlgili mevzuatı uyarınca lisansüstü eğitim amacıyla yurt dışına gönderilenlerin yurt dışında katıldıkları zorunlu yabancı dil kurslarının, sömestre esasına göre olması halinde bir sömestre, sömestre esasının bulunmadığı hallerde 3 aya kadar olan giderleri kurum bütçesinin ilgili tertibinden karşılanır.

18. Yurt dışı sürekli veya geçici görev yolculuğunun zorunlu kıldığı belge ve işlem giderleri, çalışma ve toplantının gerektirdiği kaydiye, aidat ve gidere katılma gibi ödemeler idare bütçelerinin ilgili tertiplerinden ödenir.

19. Özel şartlarda ve olağanüstü durumlarda, Dışişleri Bakanlığının talimatı gereği, dış ülkelerdeki memur ve Türk uyruklu hizmetlilerin aileleri ile birlikte görev yaptıkları ülkeden tahliyesinin gerektirdiği giderler ilgili kurum bütçesinden ödenir. Bu amaçla öngörülen ödenekler başka tertiplere aktarılamaz.

20. Bütçelerin diğer tertiplerinin esas giderlerine ilişkin olarak ödenen sigorta giderleri dışında Devlet mallarının sigorta edilmemesi esastır.
Ancak;
a) Yanıcı, patlayıcı maddeler, gemi, uçak ve ilaç depolama yerlerinin sigorta giderleri,
b) Dış ülkelerdeki Devlete ait temsilcilik binaları ile Devlete ait eşyanın ve kira ile tutulan bina için yapılan sözleşmede sigorta zorunluluğu varsa kiralık binanın, Türk mülkiyetinde olan veya kira ile tutulan yerlerde organizatör şirket tarafından sigorta zorunluluğu konulmuşsa söz konusu yerlerin sigorta giderleri,
c) Dış kuruluşlarla ilgili olarak taşıt sigortası (misyon şefinin uygun gördüğü hallerde tam kasko) giderleri,
d) Belgelerine göre ayrılması mümkün olmayan sigorta ve navlun giderleri,
bütçelerin ilgili tertiplerinden, Sağlık Bakanlığına ait 112 acil ambulanslarının kasko sigortası giderleri ise döner sermaye bütçelerinden ödenir.

21. İlgili kanunlarda değişiklik yapılıncaya kadar, 14/7/1965 tarihli ve 657 sayılı Kanun ile 27/7/1967 tarihli ve 926 sayılı Kanuna tabi olup yurt dışı kadrolara sürekli görevle atanan personel tarafından, temsil yönü ve nitelikleri itibarıyla ilgili bakanlığın teklifi üzerine kiralanan konutların mefruşat, elektrik, su, gaz, telefon, garaj ve genel giderleri (zorunlu nedenlerle möbleli kiralama yapılması durumunda mobilya bedelinin kira bedelinden ayrı olarak gösterilip gösterilmediğine bakılmaksızın ödenen kira bedelinin ayrıca yüzde 20'si) hariç tutulmak suretiyle bulunan kira bedelinin, memurun emsal katsayılarına göre belirlenen net aylığının yüzde 25'ini aşması halinde aşan kısmın Maliye Bakanlığınca uygun görülecek tutarları bütçelerin ilgili tertiplerinden ödenir.

22. a) Kurumların üst yönetim görevlileri ile ilgili mevzuatına göre mesleğe özel yarışma sınavına tabi tutulmak suretiyle alınanlardan (özel kanunları uyarınca bu mesleklere ait kadrolara atananlar dahil) normal çalışma saatleri dışında veya tatil günlerinde yabancı dil kursuna katılmaları ilgili veya bağlı bulunulan Bakanın onayıyla uygun görülenlerin yurt içinde yerli veya yabancı dernek, vakıf veya kuruluşlarca açılan ve yeterlilikleri Milli Eğitim Bakanlığınca kabul edilenler ile üniversitelerin açmış olduğu dil kursları için ödenecek ders ücretlerinin,

b) Mesleki eğitim ve uzmanlık programlarına devam için ön koşul olan yabancı dil kursları için ödenecek ders ücretlerinin, yüzde 60'ı gelir vergisi tevkifatı yapılmaksızın kurum bütçesinin ilgili tertibinden ödenir. Bu kapsamda, daha önceki yıllardaki kurs süreleri de dahil olmak üzere en çok dokuz aya kadar ödeme yapılabilir. Kurumlarca hizmet satın alımı suretiyle yürütülen yabancı dil kurs ücretleri hakkında da aynı esaslar uygulanır.

23. Kamu kurum ve kuruluşları ile meslek teşekkülleri, dernek ve vakıflar tarafından düzenlenen bilimsel nitelikli toplantılara katılmaları kurumlarınca gerekli görülenlerin katılma giderleri ve ilgili Bakan veya yetki verdiği makamın onayıyla isim ve unvanları belirlenen kurum personelinin unvanı ve gördüğü hizmet ile doğrudan ilgisi bulunan kurslara katılmasına ilişkin kurs giderleri, kurum bütçesinin ilgili tertibinden ödenir.

24. 4/1/1961 tarihli ve 211 sayılı Kanuna göre işletilen orduevleri, askeri gazinolar ve kışla gazinoları, TSK Özel ve Yerel Eğitim Merkez Komutanlıkları, Milli İstihbarat Teşkilatı Müsteşarlığı sosyal tesis müdürlükleri ile Emniyet Genel Müdürlüğüne ait polisevleri ve moral eğitim merkezlerinin kendi gelirleriyle karşılayamadıkları elektrik, su ve yakacak giderleri ve ayrıca mülteci misafirhanelerinin işletilmesiyle ilgili her türlü giderler ile mültecilerin geçici konaklama ve iaşe giderleri, kurum bütçesinin ilgili tertiplerinden ödenir. Orduevlerinin bakım ve onarım giderleri bütçeden karşılanabilir.

25. Aşağıda yer alan her bir alım için;
a) Menkul mal alımlarında 14.000 Yeni Türk Lirasına,
b) Gayrimaddi hak alımlarında 10.000 Yeni Türk Lirasına,
c) Menkul malların bakım ve onarımlarında 14.000 Yeni Türk Lirasına,
d) Gayrimenkullerin bakım ve onarımlarında 34.000 Yeni Türk Lirasına,
kadar olan tutarlar "(03) Mal ve Hizmet Alım Giderleri" tertiplerinden ödenir. Ancak, "(06) Sermaye Giderleri"ne ilişkin olarak yukarıdaki limitlerin uygulanmasında toplam proje ödeneği esas alınır.

26. Genel yönetim kapsamındaki kamu idareleri ile bunlara bağlı döner sermayeli kuruluşlar, kamu iktisadi teşebbüsleri ve diğer kamu kurum ve kuruluşlarınca, zorunlu ihtiyaç hallerinde ve ancak Başbakanlığın izni ile konut satın alınabilir.

27. 15/2/1956 tarihli ve 6660 sayılı Kanunun 4 üncü maddesi gereğince yurt içi ve yurt dışında yetiştirileceklerin ders araç ve enstrüman giderleri, bunlara ilişkin öğretmen, uzman ve yabancı uzman ücretleri, sanatları ile ilgili olarak kendilerine yaptırılacak konser, resital ve sergi giderleri ile yapacakları sanat gösterilerinde kendilerine refakat edecek sanatkarlara ödenecek ücret, refakatindekilerle birlikte gidecekleri temsil, konser, müze, galeri ve sergiler için ödenecek giriş ücretleri, ödül mahiyetinde yetiştiricilerine ve kendilerine verilecek hediyeler, sanatları ile ilgili olarak yapacakları gezilerde kendilerine ve refakatindekilere ödenecek yolluk ve giderler, kanunları uyarınca yurt içinde yetiştirilecek çocuklarla bunların refakatindekilere Harcırah Kanunu hükümleri gereğince ödenecek yolluk ve (2000) gösterge rakamının memur aylık katsayısı ile çarpımı sonucu bulunacak tutar üzerinden ödenecek aylıkları, yurt dışında yetiştirilecek öğrencilerle refakatindekilere, gerek harcırah gerekse aylık ödemeleri için, tahsilde bulunacakları ülkelerdeki Türk öğrencilerine tatbik olunan öğrenci baremi ve harcırahları ile yurt dışı tedavi giderleri Kültür ve Turizm Bakanlığı bütçesinin ilgili tertibinden ödenir.

28. 657 sayılı Kanunun 212 nci maddesine dayanılarak hazırlanan ve 19/11/1986 tarihli ve 86/11220 sayılı Bakanlar Kurulu Kararı ile yürürlüğe konulan Devlet Memurları Yiyecek Yardımı Yönetmeliğinin 4 üncü maddesi uyarınca yemek maliyetlerinin yarısını aşmamak üzere kurum bütçelerinden yapılan yemek yardımı Ankara, İstanbul ve İzmir illerinin büyükşehir belediyesi sınırları içinde görev yapan personel için yemek maliyetlerinin azami üçte ikisi olarak uygulanabilir.

29. Türk kültür varlığını koruma, tanıtma ve yaymaya ilişkin giderler ile dış ülkelerde siyasi tanıtmaya ilişkin giderler, kurum bütçelerinin ilgili tertiplerinden ödenir.

30. Türk soyundan yabancı uyruklu öğrencilerin Türkiye'deki öğrenimlerine ilişkin barınma, beslenme, giyecek, burs ve harçlık gibi eğitimleriyle ilgili giderler ile öğrenimleri nedeniyle Türkiye'de bulundukları süreler için Genel Sağlık Sigortası kapsamında tedavi giderlerinin karşılanacağı tarihe kadar bu öğrencilerin tedavi giderleri, Maliye Bakanlığı ile Milli Eğitim Bakanlığınca müştereken tespit edilecek esaslar çerçevesinde kurum bütçelerinin ilgili tertiplerinden ödenir.

31. a) Dışişleri Bakanlığı bütçesinin yardım ve ödünç verme faaliyeti ile ilgili olarak, Dışişleri Bakanlığınca yabancı ülkelerde güç duruma düştükleri sabit olup da yurda dönmeleri gerekeceklerden iade edebileceklere ülkeye dönüşlerinde geri alınmak üzere, iade edemeyecek durumda oldukları görülenlere memlekete dönüş ve yolda yiyecek giderleri için verilen paralar (bu paralar, borçluların yurda dönüşlerinde ilgili muhasebe birimince 21/7/1953 tarihli ve 6183 sayılı Kanuna göre takip edilir.),

b) Ülkemizi tanıtma amacıyla yetkili makamlarca dış ülkelere geçici olarak gönderilenlerden güç durumda oldukları anlaşılanların ani ve ciddi müdahaleyi gerektiren tedavi ve cenaze giderleri, muhtaç durumdaki vatandaşlarla işçilerin haklarını korumak için yapılacak hukuki ve teknik danışma ve avukat ücretleri ile bulundukları ülkedeki siyasal ve sosyal şartlar içinde muhtaç duruma düşen Türklere, Dışişleri Bakanlığının talimatı uyarınca yapılacak her türlü iaşe, ibate, giyim eşyası ve tedavi giderleri (muhtaç ve güç duruma düştükleri sabit olanların tedavi ve cenaze giderleri de gerekli takibat icrasından sonra ancak 5018 sayılı Kanunun 79 uncu maddesi hükümleri çerçevesinde terkin olunabilir. Ödünç olarak verilen paralar tahsil zamanındaki resmi döviz kuru üzerinden tahsil edilir.),

Dışişleri Bakanlığının ilgili tertiplerinden ödenir.

32. Çalışma ve Sosyal Güvenlik Bakanlığı bütçesinin yurtdışı işçi hizmetleri faaliyetleriyle ilgili olarak yabancı ülkelerdeki Türk işçilerinin haklarını korumak amacıyla hukuki danışma ve avukat ücretleri, yabancı ülkelerde güç duruma düştükleri anlaşılan Türk işçilerinin ve aile fertlerinin cenaze giderleri ile cenazelerinin yurda nakil giderleri, Çalışma ve Sosyal Güvenlik Bakanlığı bütçesinin ilgili tertiplerinden ödenir.

33. 1/12/2006 tarihli ve 2006/11350 sayılı Bakanlar Kurulu Kararı uyarınca ders ücreti karşılığında görevlendirilen ve üzerinde resmi görevi bulunmayan usta öğreticilere yapılacak ödemeler ile bunların sigorta primleri karşılıkları bütçelerin ilgili tertiplerinden ödenir. Söz konusu tertip dışında diğer tertiplerden hiçbir şekilde ödeme yapılamaz.

34. NATO projesi ile ilgili olarak Maliye Bakanlığının uygun görüşüne dayanılarak Bakanlar Kurulu kararı ile tespit edilecek sayıda personelin sözleşme ücretleri ile geçici olarak çalıştırılacak sözleşmeli teknik personelin ücretleri ve sözleşmeler gereğince yapılacak her türlü ödemeler, (karşılığı NATO'dan geldiği sürece) kurum bütçesinin ilgili tertibinden ödenir.

35. Er ve erbaşlar ile askeri öğrencilerden hava değişimi alanlarla muayeneye sevk edilenlere ve gerektiğinde tekrar memleketine gönderilenlere, celp ve terhis yapılanlara, kurye, kurs ve geçici görev ile görevlendirilenlere yerel rayice göre verilecek konaklama ve nakil ücretleri, askeri ceza ve tutukevlerinden perakende olarak tahliye edilen er ve erbaşların kıtalarına sevk edilmesine ilişkin vasıta ücretleri, kıta intikalleri ve buna ilişkin konaklama, barındırma ve nakil giderleri, kaçak eşya ve hayvanların taşıma, bakım ve koruma giderleri, para taşıma giderleri, geçiş ücretleri, yoksul, hasta, cüzzamlı ve akıl hastalarının yol paraları ve şehir içi otobüs ücretleri kurum bütçesinin ilgili tertibinden ödenir.

36. Kurum ve kuruluşlar, bu Kanunun 11 inci maddesinin birinci fıkrasının (a) bendi kapsamına giren işleri için Maliye Bakanlığından vize almaksızın ve bir ayı aşmayacak şekilde, çalıştıracakları kişilere ödeme yapabilirler. Bu şekilde çalıştırılanlardan kendi yükümlülükleri nedeniyle bir sosyal güvenlik kurumuna prim ödemeye devam etmesi gerekenler hakkında, bu çalışmalarından dolayı 22/5/2003 tarihli ve 4857 sayılı Kanun hükümleri ile 5510 sayılı Sosyal Sigortalar ve Genel Sağlık Sigortası Kanunu ve ilgili diğer mevzuat hükümleri uygulanmaz. Bunlardan, kendi yükümlülükleri nedeniyle bir sosyal güvenlik kurumuna prim ödemeye devam etmesi gerekmeyenler hakkında ise, ayrıca Bakanlar Kurulu kararı alınmaksızın 657 sayılı Kanunun 4 üncü maddesinin (C) bendi hükümleri uygulanır ve bunlara fiilen çalıştıkları her gün için ödenecek ücretin bir günlük brüt tutarı, 16 yaşından büyük işçiler için belirlenen bir günlük brüt asgari ücret tutarını geçemez. Bir mali yıl içinde aynı kişiye aynı kurum bütçesinin (döner sermaye ve fon bütçesi dahil) farklı tertiplerinden olsa dahi en fazla üç ay (14/6/2004 tarihli ve 2804 sayılı Kanun gereğince arazide yapılan etüt ve sondaj faaliyetleri için en fazla dört ay) için ödeme yapılabilir. Yurt dışında görevli Türk Silahlı Kuvvetleri birliklerinde insani amaçla çalıştırılan ve azami sayıları ile ücretleri, ödenekleri çerçevesinde ayrıca Maliye Bakanınca belirlenecek yerel personel için süre kaydı aranmaz.

37. Dışişleri Bakanlığınca uluslararası siyasi, kültürel ve ekonomik ilişkilerle ilgili olarak ülkemizin bilim kurumları veya dış ülkeler bilim kurumları ve tanınmış bilim adamları tarafından Türkçe veya yabancı dillerde doğrudan doğruya veya işbirliği halinde yapılacak yayınlara katılma giderleri Bakanlığın ilgili tertiplerinden ödenir.

38. Bayındırlık ve İskan Bakanlığı bütçesinin 10.9.9.10 fonksiyonel kodunda yer alan veya yeni açılacak tertipler afet tertipleri olup, bu afet tertiplerinden gerçekleştirilecek harcamalar 15/5/1959 tarihli ve 7269 sayılı Kanun hükümlerine göre yapılır.

39. 14/7/2004 tarihli ve 5217 sayılı Kanun gereğince bütçeye gelir kaydedilecek tutarların tahsiline ilişkin esas ve usullerle, ilgili kurum bütçelerine konulacak ödeneklerin kullanımı ve muhasebeleştirilmesine ilişkin esas ve usulleri gerektiğinde ilgili Bakanlarla birlikte belirlemeye ve diğer her türlü işlemi yapmaya Maliye Bakanı yetkilidir. Gerekli düzenlemeler yapılıncaya kadar gelirlerin tahsili ve giderlerin yapılması mevcut esas ve usullere göre (5217 sayılı Kanun hükümleri saklı kalmak kaydıyla) yürütülebilir.

40. Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.79-1-05.3, 12.01.31.00-01.1.2.00-1-07.1, 12.01.32.00-01.1.2.88-1-05.3 ve 12.01.00.23-01.3.2.00-1-07.1 tertiplerinde yer alan ödeneklerin kullanım ve harcama esas ve usullerini belirlemeye Maliye Bakanı yetkilidir.

41. 5018 sayılı Kanunun 66 ncı maddesi uyarınca kurulan İç Denetim Koordinasyon Kurulunun her türlü gideri, Maliye Bakanlığı Bütçe ve Mali Kontrol Genel Müdürlüğü bütçesinin ilgili tertiplerinden karşılanır.

42. Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerinin "03.4.2.01-Beyiye Aidatları" ile "03.4.2.04-Mahkeme Harç ve Giderleri" ekonomik kodlarından yapılması gereken giderler, ödenek gönderme belgesi aranmaksızın muhasebe yetkilileri

tarafından ödenir ve gerekli ödenek ilgili kurum tarafından Maliye Bakanlığı bütçesinin "12.01.31.00-01.1.2.66-1-09.9-Özellikli Giderleri Karşılama Ödeneği" tertibinden talep edilir.

43. Üniversitelere bağlı yataklı tedavi kurumlarında 657 sayılı Kanunun ek 33 üncü maddesi uyarınca ödenmesi gereken nöbet ücreti, döner sermaye bütçesinden ödenir.

44. Milli Eğitim Bakanlığı tarafından ilköğretim öğrencilerine ücretsiz olarak dağıtılacak ders kitapları için 217.000.000 Yeni Türk Lirası, taşımalı ilköğretim kapsamındaki öğrencilerin öğle yemeği için de 167.000.000 Yeni Türk Lirası olmak üzere toplam 384.000.000 Yeni Türk Lirasına kadar yapılacak harcamalar karşılığı tutarı, Başbakanlık Sosyal Yardımlaşma ve Dayanışmayı Teşvik Fonuna 4842 ve 3294 sayılı Kanunlar uyarınca aktarılacak tutardan keserek Milli Eğitim Bakanlığı adına açılmış olan özel hesaplara aktarmaya Maliye Bakanı yetkilidir. Bu hesaplara aktarılan tutarlardan yüklenme tutarının yüzde otuzuna kadar olan kısmını sözleşme tarihinde, geri kalanını ise işin bitim tarihinde kullandırmaya Milli Eğitim Bakanı yetkilidir.

45. Türkiye Bilimsel ve Teknolojik Araştırma Kurumu (TÜBİTAK) tarafından yürütülen dış destekli projelere ilişkin faturalı olarak veya ön ödeme alınması suretiyle tahsil edilen tutarlar, TÜBİTAK bütçesine gelir ve ödenek kaydedilir. Kaydedilen bu tutarlar ile TÜBİTAK tarafından desteklenen araştırma ve geliştirme projeleri için tahsis edilen kaynaklardan TÜBİTAK'ın uygun göreceği projelere ilişkin tutarlar, TÜBİTAK bütçesine gider kaydedilmek suretiyle proje yürütücüsü kamu kurum ve kuruluşları (TÜBİTAK merkez ve enstitüleri dahil) ile gerçek ve tüzel kişilerin hesaplarına aktarılır. Bu şekilde kaynak aktarılan proje yürütücüsünün 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idareleri ve bu idarelerde görevli kişilerden olması halinde, aktarılan tutarlar ilgili idarelerin bütçelerine gelir kaydedilmeksizin açılacak özel hesaplarda izlenir. Aktarılan bu tutarların harcanması ve muhasebeleştirilmesine ilişkin esas ve usuller, Maliye Bakanlığı ile TÜBİTAK tarafından müştereken belirlenir. Bu kapsamda yapılan harcamalar 5018 sayılı Kanuna göre denetlenir.

TÜBİTAK tarafından desteklenen araştırma ve geliştirme projelerine ait kamu kaynaklarının kullanımında TÜBİTAK'a tanınmış olan tüm istisna ve muafiyetler, hukuki statülerine bakılmaksızın proje yürütücüsü kamu kurum ve kuruluşları ile gerçek ve tüzel kişiler tarafından bu şekilde aktarılan kaynaklarla yürütülen araştırma ve geliştirme projeleri için de uygulanır.

TÜBİTAK tarafından desteklenen projelerde, proje süresiyle sınırlı olmak kaydıyla proje kapsamında ve projeye ilişkin hizmetlerde görev alan kamu kurum veya kuruluşlarının kadro veya pozisyonlarında bulunanlara, kadro veya pozisyonlarına bağlı olarak bir ayda ödenmekte olan tutarın yüzde 75'ini geçmemek ve projeden ayrıca başka bir ödeme yapılmamak kaydıyla proje sözleşmesinde belirlenen tutarlar üzerinden proje teşvik ikramiyesi ödenebilir. Bu projelerde görev alan diğer proje personeline ve hizmetinden yararlanılacak diğer kişilere proje sözleşmesinde belirlenen tutarlar üzerinden ücret ödenir.

TÜBİTAK tarafından desteklenen araştırma ve geliştirme projeleri ile TÜBİTAK tarafından yürütülen dış destekli projeler için yapılacak ön ödemeler, bu projelere yapılan desteklere ilişkin mevzuatta yer alan hükümlere göre gerçekleştirilir.

TÜBİTAK tarafından desteklenen araştırma ve geliştirme projeleri ile TÜBİTAK tarafından yürütülen dış destekli projelerde, üzerinde proje yürütülen ve söz konusu projenin asli unsurunu teşkil eden taşıtlar, bu Kanuna bağlı (T) işaretli cetvelde bulunma şartı aranmaksızın satın alınabilir.

46. Devlet Tiyatroları Genel Müdürlüğü ile Devlet Opera ve Balesi Genel Müdürlüğünce sahnelenen eserlere ait telif ücretleri, Maliye Bakanlığının uygun görüşü üzerine Kültür ve Turizm Bakanlığınca belirlenecek esas ve usuller çerçevesinde ilgili tertiplerinden ödenir.

47. Sağlık Bakanlığı, aşı siparişi ve alımı konusunda gelecek yıllara yaygın yüklenmelere girişmeye ve belirlenen miktarlarda alım garantili sözleşmeler yapmaya yetkilidir.

48. 29/4/1959 tarihli ve 7258 sayılı Kanunun 4 üncü maddesi gereğince her çeşit spor saha ve tesisleri yapmak amacıyla Gençlik ve Spor Genel Müdürlüğü bütçesinin (A) işaretli cetvelinde yer alan projelerden Genel Müdürlükçe 21/5/1986 tarihli ve 3289 sayılı Kanun hükümleri uyarınca yapılabilecek işler dışında kalanlar Bayındırlık ve İskan Bakanlığına yaptırılabilir.

Yıllık yatırım programlarına ek yatırım cetvellerinde inşaat ve büyük onarım projeleri arasında yer alan ve Genel Müdürlük onayı ile il müdürlüklerince yaptırılması uygun görülen işlerin karşılıkları, münhasıran proje ile ilgili harcamalarda kullanılmak üzere hizmetin ait olduğu Gençlik ve Spor Genel Müdürlüğü bütçesinin ilgili yatırım tertibindeki ödenekten il müdürlüklerine yardım yoluyla ödenebilir.

49. Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.65-1-09.9 tertibinde yer alan ödenekten, genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin ilama bağlı borçlarını karşılamak amacıyla gerektiğinde kuruluş bütçelerinin mevcut veya yeni açılacak tertiplerine aktarma yapmaya Maliye Bakanı yetkilidir.

50. Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.66-1-09.9 tertibinde yer alan ödenekten, mahkeme harç ve giderleri, belirli satış aidatı ile oranı kanunla saptanmış ödenti ve ikramiyeleri karşılamak amacıyla genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin mevcut veya yeni açılacak tertiplerine aktarma yapmaya Maliye Bakanı yetkilidir.

51. Başbakanlık bütçesinin 07.01.00.35–01.1.3.02–1–03.4 tertibinde yer alan Barışı Destekleme ve Koruma Harekatları ödeneğinin harcanmasına ilişkin esas ve usuller Başbakanlık, Milli Savunma, İçişleri, Dışişleri ve Maliye Bakanlıklarınca müştereken tespit edilir.

52. Radyo ve Televizyon Üst Kurulu, teşkilatlanmasının gereklerini dikkate alarak yeni tertipler açmak veya mevcut tertipleri kaldırmak suretiyle (A) işaretli cetvelde değişiklik yapmaya, fonksiyonlararası veya aynı fonksiyon içinde ödenek aktarması yapmaya yetkilidir.

53. Avrupa Birliği Genel Sekreterliği bütçesinin "03-Mal ve Hizmet Alım Giderleri" ekonomik kodunda yer alan ödeneklerin kullanımına ilişkin esas ve usulleri müştereken belirlemeye Maliye Bakanı ve ilgili Bakan (Başmüzakereci) yetkilidir.

54. İmalat suretiyle edinilecek veya imal ettirilecek deniz taşıtlarından üretim süreci birden fazla yılı kapsayanların bedelleri, (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın ilgili idare bütçelerinin 06.1.4.41 ve 06.1.4.51 ekonomik kodlarından ödenir.

55. Kültür ve Turizm Bakanlığı döner sermaye işletmeleri gelirlerinden 1.250.000 YTL'lik kısmı, Japon Anadolu Arkeoloji Enstitüsü binaları inşaası için kullanılmak üzere Ortadoğu Kültür Derneğine ödemeye Kültür ve Turizm Bakanı yetkilidir.

56. 4/2/1924 tarihli ve 406 sayılı Kanunun ek 29 uncu maddesi uyarınca yapılacak ödemeler, 3/4/2006 tarihli ve 2006/10303 sayılı Bakanlar Kurulu Kararı ile belirlenen esas ve usuller çerçevesinde, Maliye Bakanlığı bütçesinin 12.01.32.62-01.1.2.00-1.05.1 tertibinde yer alan ödenekten karşılanır.

57. 16/6/2005 tarihli ve 5369 sayılı Kanunun 6 ncı maddesinin son fıkrası uyarınca öngörülen ödeneği, hizmet gelirlerinin yıl içi gerçekleşme tutarına göre Ulaştırma Bakanlığı bütçesinin ilgili tertiplerine ödenek eklemek suretiyle tamamlamaya Maliye Bakanı yetkilidir.

58. Gençlik ve Spor Genel Müdürlüğü bütçesinin 40.14.36.00-08.1.0.00-2-05.6 tertibinde yer alan ödenek, Kuzey Kıbrıs Türk Cumhuriyetinde yapımı devam eden spor tesislerinin tamamlanması ile sporun teşvik ve desteklenmesi amacıyla protokoller çerçevesinde kullanılmak üzere Kuzey Kıbrıs Türk Cumhuriyeti Hükümetinin göstereceği hesaba aktarılarak kullanılır.

59. Genel bütçe kapsamındaki kamu idarelerinin Kamu İşverenleri Sendikalarına ödemeleri gereken 2008 yılına ait üyelik aidatları, Maliye Bakanlığı bütçesinde yer alan tertipten ödenir. Yapılacak ödemeler, tertibinde yer alan ödenek tutarıyla sınırlı olup, bu tertibe bütçenin diğer tertiplerinden hiçbir şekilde aktarma yapılamaz.

60. 244 sayılı Kanun hükümlerine göre onaylanan sağlık ve tıp alanında işbirliğine dair ikili anlaşmalar gereğince yapılan tedavi giderleri, Sağlık Bakanlığı bütçesinin 15.01.31.62-07.3.1.02-1-03.9 tertibinden ödenir.

61. Hazine Müsteşarlığı bütçesinin yeni açılacak 07.82.32.00-04.1.1.00-1-07.1 tertibine aktarılacak ödeneği; Dünya Bankası grubu ve Uluslararası Para Fonunun 2009 yılı toplantısı için İstanbul Lütfi Kırdar Kongre Vadisine İstanbul Büyükşehir Belediyesi tarafından inşa edilecek çok amaçlı kongre merkezi yapımı için Hazine Müsteşarlığı ile İstanbul Büyükşehir Belediyesi arasında yapılacak protokol çerçevesinde İstanbul Büyükşehir Belediyesi hesabına aktarmaya Hazine Müsteşarlığının bağlı olduğu Bakan yetkilidir.

62. Devlet Su İşleri Genel Müdürlüğünün 20.91.34.00- 06.1.0.00-1-07.1 tertibinde yer alan ödenek; Devlet Su İşleri Genel Müdürlüğü ile Toplu Konut İdaresi Başkanlığı arasında yapılacak protokol çerçevesinde, Ilısu ve Yusufeli Barajı ve HES Projeleri Yeniden Yerleşim Projesi kapsamında yaptırılacak konutların finansmanını sağlamak amacıyla Toplu Konut İdaresi Başkanlığına aktarılmak suretiyle kullanılır.

GAP (Ilısu Barajı ve HES) projesi kapsamında Devlet Su İşleri Genel Müdürlüğü ile Milli Eğitim Bakanlığı arasında yapılacak "Eğitim İşbirliği Protokolü" çerçevesinde gerçekleştirilecek eğitim hizmetlerine ilişkin giderler 20.91.00.61-04.7.4.00-1-06.9 tertibinde yer alan ödenekten karşılanır.

5018 SAYILI KANUNA EKLİ (II) VE (III) SAYILI CETVELLERDE YER ALAN İDARE VE KURUMLARIN NAKİT İMKANLARI İLE BU İMKANLARDAN HARCANMASI ÖNGÖRÜLEN TUTARLAR

2008 YILI BÜTÇESİ
YÜKSEKÖĞRETİM KURUMLARI FİNANSMAN CETVELİ

YTL

KURUMLAR	(F CETVELİ)	
	TOPLAM FİNANSMAN	NET FİNANSMAN
YÜKSEKÖĞRETİM KURULU	0	0
ANKARA ÜNİVERSİTESİ	1.501.500	1.400.000
ORTA DOĞU TEKNİK ÜNİVERSİTESİ	0	0
HACETTEPE ÜNİVERSİTESİ	2.500.000	100.000
GAZİ ÜNİVERSİTESİ	1.000.000	0
İSTANBUL ÜNİVERSİTESİ	101.000.000	0
İSTANBUL TEKNİK ÜNİVERSİTESİ	1.500.000	400.000
BOĞAZİÇİ ÜNİVERSİTESİ	5.000.000	600.000
MARMARA ÜNİVERSİTESİ	9.000.200	150.000
YILDIZ TEKNİK ÜNİVERSİTESİ	3.900.500	950.000
MİMAR SİNAN GÜZEL SANATLAR ÜNİVERSİTESİ	600.300	175.000
EGE ÜNİVERSİTESİ	0	0
DOKUZ EYLÜL ÜNİVERSİTESİ	3.500.000	500.000
TRAKYA ÜNİVERSİTESİ	5.001.500	1.383.000
ULUDAĞ ÜNİVERSİTESİ	3.002.000	1.600.000
ANADOLU ÜNİVERSİTESİ	40.000.001	0
SELÇUK ÜNİVERSİTESİ	3.000.000	2.900.000
AKDENİZ ÜNİVERSİTESİ	6.500.000	825.000
ERCİYES ÜNİVERSİTESİ	3.500.500	0
CUMHURİYET ÜNİVERSİTESİ	1.500.500	46.500
ÇUKUROVA ÜNİVERSİTESİ	8.000.500	5.968.000
ONDOKUZ MAYIS ÜNİVERSİTESİ	310.000	0
KARADENİZ TEKNİK ÜNİVERSİTESİ	500.000	0
ATATÜRK ÜNİVERSİTESİ	750.000	0
İNÖNÜ ÜNİVERSİTESİ	502.000	0
FIRAT ÜNİVERSİTESİ	4.002.000	1.255.700
DİCLE ÜNİVERSİTESİ	2.233.500	2.232.000
YÜZÜNCÜ YIL ÜNİVERSİTESİ	3.501.000	150.000
GAZİANTEP ÜNİVERSİTESİ	3.752.500	300.000
İZMİR YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	3.002.500	0
GEBZE YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	2.502.500	0
HARRAN ÜNİVERSİTESİ	500.500	0
SÜLEYMAN DEMİREL ÜNİVERSİTESİ	100.000	0
ADNAN MENDERES ÜNİVERSİTESİ	1.321.000	0
ZONGULDAK KARAELMAS ÜNİVERSİTESİ	0	0
MERSİN ÜNİVERSİTESİ	800.000	800.000
PAMUKKALE ÜNİVERSİTESİ	1.000.000	700.000
BALIKESİR ÜNİVERSİTESİ	701.000	500.000
KOCAELİ ÜNİVERSİTESİ	0	0
SAKARYA ÜNİVERSİTESİ	1.702.500	500.000
CELAL BAYAR ÜNİVERSİTESİ	0	0
ABANT İZZET BAYSAL ÜNİVERSİTESİ	420.000	0
MUSTAFA KEMAL ÜNİVERSİTESİ	1.750.750	100.000
AFYON KOCATEPE ÜNİVERSİTESİ	2.502.000	0
KAFKAS ÜNİVERSİTESİ	0	0
ÇANAKKALE ONSEKİZ MART ÜNİVERSİTESİ	500.000	390.000
NİĞDE ÜNİVERSİTESİ	0	0
DUMLUPINAR ÜNİVERSİTESİ	1.000.000	600.000
GAZİOSMANPAŞA ÜNİVERSİTESİ	3.002.000	950.000
MUĞLA ÜNİVERSİTESİ	0	0
KAHRAMANMARAŞ SÜTÇÜ İMAM ÜNİVERSİTESİ	1.600.000	1.500.000
KIRIKKALE ÜNİVERSİTESİ	800.000	150.000
ESKİŞEHİR OSMANGAZİ ÜNİVERSİTESİ	0	0
GALATASARAY ÜNİVERSİTESİ	1.001.000	200.000
AHİ EVRAN ÜNİVERSİTESİ	3.000.000	0
KASTAMONU ÜNİVERSİTESİ	0	0
DÜZCE ÜNİVERSİTESİ	0	0
MEHMET AKİF ERSOY ÜNİVERSİTESİ	0	0
UŞAK ÜNİVERSİTESİ	2.100.000	0
RİZE ÜNİVERSİTESİ	600.000	0
NAMIK KEMAL ÜNİVERSİTESİ	500.000	150.000
ERZİNCAN ÜNİVERSİTESİ	0	0
AKSARAY ÜNİVERSİTESİ	0	0
GİRESUN ÜNİVERSİTESİ	200.000	0
HİTİT ÜNİVERSİTESİ	1.100.000	400.000
BOZOK ÜNİVERSİTESİ	300.500	0
ADIYAMAN ÜNİVERSİTESİ	0	0
ORDU ÜNİVERSİTESİ	30.000	0
AMASYA ÜNİVERSİTESİ	0	0
KARAMANOĞLU MEHMETBEY ÜNİVERSİTESİ	0	0
AĞRI DAĞI ÜNİVERSİTESİ	0	0
SİNOP ÜNİVERSİTESİ	30.000	0
SİİRT ÜNİVERSİTESİ	0	0
NEVŞEHİR ÜNİVERSİTESİ	0	0
KARABÜK ÜNİVERSİTESİ	0	0
KİLİS YEDİ ARALIK ÜNİVERSİTESİ	0	0
ÇANKIRI KARATEKİN ÜNİVERSİTESİ	0	0
ARTVİN ÇORUH ÜNİVERSİTESİ	0	0
BİLECİK ÜNİVERSİTESİ	0	0
BİTLİS EREN ÜNİVERSİTESİ	0	0
KIRKLARELİ ÜNİVERSİTESİ	0	0
OSMANİYE KORKUT ATA ÜNİVERSİTESİ	0	0
BİNGÖL ÜNİVERSİTESİ	0	0
MUŞ ALPARSLAN ÜNİVERSİTESİ	0	0
MARDİN ARTUKLU ÜNİVERSİTESİ	55.000	0
BATMAN ÜNİVERSİTESİ	0	0
YÜKSEKÖĞRETİM KURUMLARI	**247.679.751**	**27.875.200**
ÖZEL BÜTÇELİ DİĞER İDARELER	**1.532.468.000**	**160.716.000**
ÖZEL BÜTÇE TOPLAMI	**1.780.147.751**	**188.591.200**

2008 YILI BÜTÇESİ
ÖZEL BÜTÇELİ DİĞER İDARELER FİNANSMAN CETVELİ

YTL

KURUMLAR	(F CETVELİ)	
	TOPLAM FİNANSMAN	NET FİNANSMAN
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	0	0
ATATÜRK KÜLTÜR, DİL VE TARİH YÜKSEK KURUMU BAŞKANLIĞI	200.000.000	5.000.000
TÜRKİYE VE ORTA DOĞU AMME İDARESİ ENSTİTÜSÜ	450.000	150.000
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	20.000.000	16.000.000
TÜRKİYE BİLİMLER AKADEMİSİ BAŞKANLIĞI	0	0
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	200.000	200.000
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	30.000.000	30.000.000
GENÇLİK VE SPOR GENEL MÜDÜRLÜĞÜ	2.000.000	2.000.000
DEVLET TİYATROLARI GENEL MÜDÜRLÜĞÜ	49.000	49.000
DEVLET OPERA VE BALESİ GENEL MÜDÜRLÜĞÜ	20.000	20.000
ORMAN GENEL MÜDÜRLÜĞÜ	15.001.000	6.000.000
VAKIFLAR GENEL MÜDÜRLÜĞÜ	200.000.000	0
HUDUT VE SAHİLLER SAĞLIK GENEL MÜDÜRLÜĞÜ	75.000.000	9.937.000
TÜRK AKREDİTASYON KURUMU	4.500.000	0
TÜRK STANDARTLARI ENSTİTÜSÜ	566.512.000	0
MİLLİ PRODÜKTİVİTE MERKEZİ	8.130.000	3.878.000
TÜRK PATENT ENSTİTÜSÜ	139.600.000	0
ULUSAL BOR ARAŞTIRMA ENSTİTÜSÜ	340.000	340.000
TÜRKİYE ATOM ENERJİSİ KURUMU	0	0
SAVUNMA SANAYİ MÜSTEŞARLIĞI	0	0
KÜÇÜK VE ORTA ÖLÇEKLİ SANAYİ GELİŞTİRME VE DESTEKLEME İDARE	160.000.000	80.742.000
İHRACATI GELİŞTİRME ETÜD MERKEZİ	0	0
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	0	0
ÖZEL ÇEVRE KORUMA KURUMU BAŞKANLIĞI	8.000.000	4.000.000
GAP BÖLGE KALKINMA İDARESİ BAŞKANLIĞI	0	0
ÖZELLEŞTİRME İDARESİ BAŞKANLIĞI	0	0
ELEKTRİK İŞLERİ ETÜT İDARESİ GENEL MÜDÜRLÜĞÜ	1.500.000	1.500.000
MADEN TETKİK VE ARAMA GENEL MÜDÜRLÜĞÜ	900.000	900.000
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	100.266.000	0
SİVİL HAVACILIK GENEL MÜDÜRLÜĞÜ	0	0
MESLEKİ YETERLİLİK KURUMU BAŞKANLIĞI	0	0
ÖZEL BÜTÇELİ DİĞER İDARELER	**1.532.468.000**	**160.716.000**
YÜKSEKÖĞRETİM KURUMLARI	**247.679.751**	**27.875.200**
ÖZEL BÜTÇE TOPLAMI	**1.780.147.751**	**188.591.200**

BÜMKO/e-bütçe

2008 YILI BÜTÇESİ
DDK FİNANSMAN CETVELİ

YTL

KURUMLAR	(F CETVELİ) TOPLAM FİNANSMAN	NET FİNANSMAN
RADYO VE TELEVİZYON ÜST KURULU	0	0
TELEKOMÜNİKASYON KURUMU	135.000.000	0
SERMAYE PİYASASI KURULU	1.300.000	1.300.000
BANKACILIK DÜZENLEME VE DENETLEME KURUMU	125.051.000	0
ENERJİ PİYASASI DÜZENLEME KURUMU	0	0
KAMU İHALE KURUMU	21.000.000	0
REKABET KURUMU	7.708.506	0
TÜTÜN, TÜTÜN MAMULLERİ VE ALKOLLÜ İÇKİLER PİYASASI DÜZENLEME KURUMU	9.000.000	0
DÜZENLEYİCİ DENETLEYİCİ KURUMLAR TOPLAMI	**299.059.506**	**1.300.000**

BÜMKO/e-bütçe

H - CETVELİ

HARCIRAH KANUNU UYARINCA VERİLECEK GÜNDELİK VE TAZMİNAT TUTARLARINI GÖSTERİR CETVEL

	GÜNDELİK MİKTARI (YTL)
I. Yurt İçinde Verilecek Gündelikler (Madde : 33)	
A. a) Türkiye Büyük Millet Meclisi Başkanı ve Başbakan	38,00
b) Anayasa Mahkemesi Başkanı, Genelkurmay Başkanı, Bakanlar, Milletvekilleri, Kuvvet Komutanları, Jandarma Genel Komutanı, Sahil Güvenlik Komutanı, Başbakanlık Müsteşarı, Cumhurbaşkanlığı Genel Sekreteri, Türkiye Büyük Millet Meclisi Genel Sekreteri, Orgeneraller, Oramiraller, Yargıtay, Danıştay, Uyuşmazlık Mahkemesi ve Sayıştay Başkanları, Yargıtay Cumhuriyet Başsavcısı, Danıştay Başsavcısı, Diyanet İşleri ve Yükseköğretim Kurulu Başkanları	35,00
B. Memur ve Hizmetlilerden;	
a) Ek göstergesi 8000 ve daha yüksek olan kadrolarda bulunanlar (1)	29,50
b) Ek göstergesi 5800 (dahil) - 8000 (hariç) olan kadrolarda bulunanlar (2)	26,50
c) Ek göstergesi 3000 (dahil) - 5800 (hariç) olan kadrolarda bulunanlar	24,00
d) Aylık/kadro derecesi 1-4 olanlar	21,50
e) Aylık/kadro derecesi 5-15 olanlar	20,50

1) 6245 sayılı Harcırah Kanununun 33 üncü maddesinin (b) fıkrasına göre verilecek gündeliklerin hesabında bu tutar esas alınır.

2) 8/5/1991 tarihli ve 3717 sayılı Kanuna göre adli personel ile devlet davalarını takip edenlere verilecek yol tazminatının hesabında bu tutar esas alınır.

II. Arazi Üzerinde Çalışanlara Verilecek Tazminatlar (Madde 50)	
50 nci Maddenin 1, 2, 3, 4 ve 5 inci Bentlerinde Yer Alan Personel :	
a) Kadro derecesi 1-4 olanlar	8,00
b) Kadro derecesi 5-15 olanlar	7,50

Bu tazminattan yararlananlardan;

1) Memuriyet mahalli dışındaki çalışma alanlarında hizmet görenler ile 24/2/1984 tarihli ve 2981 sayılı Kanun uygulamasında çalışan Tapu ve Kadastro Genel Müdürlüğü personeline yukarıda yazılı miktarların yarısı ek olarak ödenir.

2) Bu çalışmaları dolayısıyla arazide, şantiyede veya gemilerde geceleyenlere bu suretle bulunacak miktarın yarısı ek olarak ayrıca ödenir.

İ - CETVELİ

Çeşitli Kanunlara Göre Bütçe Kanununda Gösterilmesi Gereken Parasal Sınırlara Ait Cetvel

Kanun No:	Kanunun Adı	Madde	Fıkra			Parasal Sınır (YTL)
a) 4353	Maliye Bakanlığı Başhukuk Müşavirliği ve Muhakemat Genel Müdürlüğünün Vazifelerine, Devlet Davalarının Takibi Usullerine ve Merkez ve Vilayetler Kadrolarında Bazı Değişiklikler Yapılmasına Dair Kanun	27	1		(Taşınmazın aynına yönelik davalar hariç)	85.000
			5		(Taşınmazın aynına yönelik davalar hariç)	40.000
		28	-			2.000.000
		29	-			2.000.000
		30	-			2.000.000
		31	-			1.000.000
		34	-		(Taşınmazın aynına yönelik davalarda 27 nci madde ile sınırlı olmak üzere)	85.000
b) 6760	Vakıflar Umum Müdürlüğü Vazife ve Teşkilatı Hakkında Kanun	14	-		1.000 liralık limit	30.000
					10.000 liralık limit	300.000
c) 2886	Devlet İhale Kanunu	17	2			330.000
			3			970.000
		45	-			970.000
					Bu madde ile ilgili parasal sınır, Hazineye ait taşınmazların satışında 10.000.000.-YTL olup, bu tutarı yirmi katına kadar artırmaya Maliye Bakanı yetkilidir.	
		51	-	a)	İllerde, kuruluş merkezlerinde, askeri kurum kuruluş ve birliklerde, büyükşehir belediyesi sınırları içindeki ilçelerde ve nüfusu 50 bini geçen ilçelerde	30.000
				b)	Diğer ilçelerde	15.000
		76	-	a)	Ankara, İstanbul ve İzmir il merkezlerinde	205.000
				b)	Diğer büyükşehir belediyesi olan il merkezlerinde	105.000
				c)	Diğer il merkezleri, büyükşehir belediyesi sınırları içindeki ilçeler ve nüfusu 50 bini geçen ilçelerde	70.000
				d)	Diğer ilçelerde	57.500
					Bu madde ile ilgili parasal sınırları, herbiri için ayrı ayrı veya birlikte dört katına kadar artırmaya Maliye Bakanı yetkilidir.	
d) 2942	Kamulaştırma Kanunu	3	-			125.000
e) 3082	Kamu Yararının Zorunlu Kıldığı Hallerde Kamu Hizmeti Niteliği Taşıyan Özel Teşebbüslerin Devletleştirilebilmesi Usul ve Esasları Hakkında Kanun	4	1			60.000

f) 3234	Orman Genel Müdürlüğü Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararnamenin Değiştirilerek Kabulü Hakkında Kanun	36	-	100.000 liralık limit	30.000
				200.000 liralık limit	150.000
				1.500.000 liralık limit	1.200.000
				10.000.000 liralık limit	5.500.000
g) 3289	Gençlik ve Spor Genel Müdürlüğünün Teşkilat ve Görevleri Hakkında Kanun	38	-	1.000.000 liralık limit	200.000
				2.000.000 liralık limit	4.000.000
				10.000.000 liralık limit	13.000.000
h) 5018	Kamu Mali Yönetimi ve Kontrol Kanunu	35	a)	Yapım işleri ile mal ve hizmet alımları için;	
				1 - İllerde, kuruluş merkezlerinde, büyükşehir belediye sınırları içindeki ilçeler ve nüfusu 50 bini geçen ilçelerde	750
				2 - Diğer ilçelerde	375
			b)	Asker sevk ve celp dönemlerinde askerlik şubesi ve eğitim merkez k.lığı mutemetlerine asker sevki ile ilgili	17.000
			c)	Şehit cenazelerinin nakil amacıyla	7.500
			ç)	Yabancı konuk ve heyetlerin ağırlanması amacıyla görevlendirilecek mihmandarlara	4.500
			d)	Mahkeme harç ve giderleri için	8.000
				(Ankara, İstanbul ve İzmir il merkezleri için)	28.000
			e)	Doğal afetler nedeniyle oluşacak ihtiyaçlar için	37.500
			f)	İl dışına yapılacak seyahatlerde kullanılacak akaryakıt giderleri için	3.750
			g)	Yakalanan yasa dışı göçmenler ile sınırdışı edilecek şahıslar için kullanılmak üzere	15.000
			ğ)	Türkiye Büyük Millet Meclisi Genel Sekreterliği ve Cumhurbaşkanlığı Genel Sekreterliği	275.000
			h)	Askeri daire mutemetleri ile Milli İstihbarat Teşkilatı daire mutemetlerine ve dış temsilcilikler emrine verilecek avans tutarları, ilgili idarelerin görüşleri alınmak suretiyle askeri birlik, daire ve dış temsilcilikler itibarıyla Maliye Bakanlığınca ayrıca belirlenmek üzere;	
				- Askeri daire mutemetlerine	25.000
				- Milli İstihbarat Teşkilatı mutemetlerine	28.000
				- Dış Temsilciliklere	230.000
			ı)	5018 sayılı Kanuna ekli (II) sayılı cetvelde yer alan özel bütçeli idarelerin;	
				- Kuruluş merkezlerindeki mutemetlerine	560.000
				- Merkez dışındaki birim mutemetlerine	225.000
			i)	Genel bütçe kapsamındaki kamu idarelerince Maliye Bakanlığı izni aranmaksızın açılacak kredi tutarı	67.000
			j)	Yükseköğretim Kurumları Sağlık Kültür ve Spor Daire Başkanlığı görev alanına giren faaliyetlere giren harcamalar için (a-1) bendinde belirtilen tutarın beş katı kadar,	
		40			16.000
		46			175.000.000
		79			15.000

K - CETVELİ
(Ek Ders, Konferans ve Fazla Çalışma Ücretleri ile Diğer Ücret Ödemelerinin Tutarları)

	Ders Saati Ücreti
I. EK DERS ÜCRETİ	
A. Polis Akademisinde ve Yükseköğretim Kurumları Öğretim Elemanları ile Yabancı Uyruklu Öğretim Elemanlarının Geliştirme Eğitimi Yönetmeliğine göre ek ders vermekle görevlendirilen;	
1. Öğretim üyesi, öğretim görevlisi (öğretim görevlisi emniyet teşkilatı mensupları dahil) ve okutmanlara,	2914 sayılı Yükseköğretim Personel Kanununa göre
2. Öğretmenlere ve öğretmen olarak görevlendirilenlere,	Okutmanlara ödenen kadar
B. 926 sayılı Türk Silahlı Kuvvetleri Personel Kanununun 150 nci ve ek 4 üncü maddeleri gereğince, fiilen ek ders görevi yapanlara ders saati başına ödenecek ek ders ücreti;	
1. Harp Akademileri, Gülhane Askeri Tıp Akademisi, sınıf okulları, özel ihtisas okulları, NBC Okulu, İstihbarat ve Dil Okulu, Harita Yüksek Teknik Okulu, yabancı dil okulları ve benzerleri ile harp okulları ve astsubay meslek yüksek okullarında ders görevi verilenlerden;	
a) Öğretim üyesi, öğretim görevlisi ve okutmanlara,	2914 sayılı Yükseköğretim Personel Kanununa göre
b) Öğretmenlere ve öğretmen olarak görevlendirilenlere,	Okutmanlara ödenen kadar
2. Ortaöğretim yapan askeri okullarda ve kurslarda ders görevi verilenlere,	657 sayılı Devlet Memurları Kanunu-nun 176 ncı maddesine göre

C. 399 sayılı Kanun Hükmünde Kararnamenin 3 üncü maddesinin (b) ve (c) bentleri hükümlerine göre çalışan personelden, kuruma eleman yetiştirmek üzere açılan mesleki okullarda ve kurumun hizmet içi eğitim ve kurs faaliyetlerinde görevlendirilenlere, 657 sayılı Kanunun 176 ncı maddesine göre belirlenen miktarları aşmayacak şekilde teşebbüs veya bağlı ortaklık yönetim kurulları tarafından tespit edilecek miktarda ders ücreti ödenir.

D. 2547 sayılı Yükseköğretim Kanununun 45 inci maddesinin (e) bendi uyarınca sınavsız geçme hakkı verilen meslek yüksekokullarında ikinci öğretim kapsamında yürütülecek eğitim-öğretim programlarındaki ders ve uygulamalarda bulunmak üzere, 2547 sayılı Kanunun 31 inci maddesine göre "öğretim görevlisi" olarak görevlendirilen ve fiilen görev yapan öğretmenlere, uzman kişilere, emekli öğretim elemanlarına ve emekli

öğretmenlere, 2914 sayılı Yükseköğretim Personel Kanununun 11 inci maddesinde belirtilen hükümler dikkate alınarak, 19/11/1992 tarihli ve 3843 sayılı Kanun ve buna ilişkin mevzuat hükümleri çerçevesinde ilgili üniversiteler tarafından ek ders ücreti ödenir. Milli Eğitim Bakanlığınca görevlendirilecek öğretmenlere bu kapsamda ödenecek ek ders ücreti haftada 10 saati geçemez.

E. İçişleri Bakanlığınca Kaymakam adaylarına yönelik olarak düzenlenecek eğitim programlarında görevlendirilecek personele 23/7/2003 tarihli ve 4954 sayılı Kanunun "Ders ücreti" başlıklı 38 inci maddesine göre ek ders ücreti ödenir.

F. 29/7/2002 tarihli ve 4769 sayılı Kanun uyarınca eğitim merkezlerinde ders vermekle görevlendirilen;

a) Yükseköğretim kurumları öğretim üyesi, öğretim görevlisi ve okutmanlarına, 2914 sayılı Kanuna göre,

b) Diğerlerine ise okutmanlara ödenen kadar,

ek ders ücreti ödenir.

G. Milli Eğitim Bakanlığı ve Anadolu Üniversitesi Rektörlüğü Arasında İngilizce Öğretmeni Yetiştirme Protokolü uyarınca yapılan eğitim programlarında, normal mesai günlerinde saat 16.00'dan sonra ve hafta sonu tatillerinde ders vermek üzere görevlendirilen öğretim elamanları ile bu proje kapsamında öğretim görevlisi olarak görevlendirilen öğretmenlere, 2914 sayılı Kanunun 11 inci maddesindeki ders saatlerine ilişkin sınırlamalar dikkate alınmaksızın Üniversite döner sermayesinden, haftada en fazla 10 saate kadar, normal öğretimde ödenen ders ücretlerinin dört katını geçmemek üzere Üniversite Yönetim Kurulu tarafından belirlenecek tutarda ek ders ücreti ödenir.

H. Milli Eğitim Bakanlığı tarafından yürütülen program geliştirme çalışmaları tanıtım seminerlerinde görev alacak öğretim elemanlarına, 2914 sayılı Kanun ile 2547 sayılı Kanunda yer alan sınırlamalar dikkate alınmaksızın Dünya Bankası ve Türkiye Cumhuriyeti Hükümeti arasında imzalanan proje ikraz anlaşması gereğince tahsis edilen kaynaklardan karşılanmak üzere, 2914 sayılı Kanun uyarınca normal öğretimde ödenen ders ücretlerinin iki katı tutarında ders ücreti ödenebilir.

I. Askeri işyerlerinde istihdam edilen işçilere, endüstri meslek liselerinde eğitimi verilen mesleklerde "Meslek Kursu" ile "Geliştirme ve Uyum Kursu" açılmasına ilişkin olarak Milli Eğitim Bakanlığı ile Milli Savunma Bakanlığı ve Jandarma Genel Komutanlığı arasındaki Protokol uyarınca görevlendirilecek Milli Eğitim Bakanlığı kadrosundaki öğretmenlere fiilen verdikleri ders saatleri karşılığında, Milli Savunma Bakanlığı ve Jandarma Genel Komutanlığı tarafından haftada 10 saate kadar, 657 sayılı Kanunun 176 ncı maddesine göre ek ders ücreti ödenir.

II. KONFERANS ÜCRETİ

Her bir konferans için 14,70 Yeni Türk Lirasını aşmamak üzere;

a) 657 sayılı Kanunun 176 ncı maddesine göre ve yükseköğretim kurumlarında yönetim kurullarınca belirlenen öğretim programı dışında,

b) 3563 sayılı Harp Akademileri Kanununun 16 ncı maddesi uyarınca harp akademilerinde ve diğer yüksek dereceli askeri okullarda (Harp okulları, sınıf okulları, özel ihtisas okulları, İstihbarat ve Dil Okulu, NBC Okulu gibi),

c) Cezaevlerinde mahkum ve tutuklulara ders müfredatı dışındaki konularda Bakanlık Onayı ile,

konferans verenlere kurumlarınca belirlenecek tutarda konferans ücreti ödenir.

Hizmet içi eğitim ve kurslarda konferans ücreti ödenmez.

III. FAZLA ÇALIŞMA ÜCRETİ	**Azami Saat Ücreti (YTL/ YKr)**
A. Saat Başı Fazla Çalışma Ücreti:	
1. 657 sayılı Kanunun 178 inci maddesi uyarınca fazla çalışma karşılığında yapılacak ödeme (Özel kanunlarındaki hükümler uyarınca bütçe kanunlarıyla belirlenmesi gereken fazla mesai ücretleri için bu sırada tespit edilen saat ücreti esas alınır.),	90 YKr
2. 657 sayılı Kanuna tabi personele, anılan Kanunun 178 inci maddesinde yer alan kısıtlamalara bağlı olmaksızın ve fiilen yapılan fazla çalışma karşılığında;	
a) Bakanlıklar özel kalem müdürlüklerinde çalışan personele (makam şoförleri dahil) ayda 90 saati,	
b) Her bir makam için aylık toplam 450 saati geçmemek üzere Kurul Başkanı (Bakanlıklar), Genel Müdür ve daha üst birim yöneticileri, Strateji Geliştirme Başkanı, Vali, General ve Amiral rütbesini haiz olmak kaydıyla Genelkurmay Başkanlığı, Milli Savunma Bakanlığı, kuvvet komutanlıkları ile Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığındaki Daire Başkanı ve daha üst birimlerin yöneticileri, Rektör, Büyükşehir ve İl Belediye Başkanları ile birlikte çalışan personele ayda 90 saati,	
c) Bakanlıklar ve Yükseköğretim Kurulu Başkanlığı ile 2005 yılında katma bütçeli genel müdürlük iken 2006 yılında genel veya özel bütçe kapsamına alınan genel müdürlüklerin merkez teşkilatlarına ait kadrolarda görev yapan şoförlere ise ayda 60 saati,	
geçmemek üzere makam onayına istinaden yapılacak ödeme,	1,10 YTL

d) Kredi ve Yurtlar Kurumu Genel Müdürlüğü ile üniversitelere bağlı yurtlar ve Atatürk Orman Çiftliği kadrolarında görev yapan personelden gerçekleştirdikleri fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 90 saati aşmamak üzere yapılacak ödeme, 1,0 YTL

e) Tapu ve Kadastro Genel Müdürlüğünün taşra teşkilatı kadrolarında çalışan personelden fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak ve döner sermaye bütçesinden ödenmek şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 90 YKr

f) Anadolu Üniversitesi dışındaki diğer yükseköğretim kurumları kadrolarında görev yapan personelden, Anadolu Üniversitesi Açıköğretim Fakültesince düzenlenen akademik danışmanlık ve yüzyüze eğitim hizmetlerinin yürütülmesine yardımcı olmak üzere normal çalışma saatleri dışında görevlendirilen ve fiilen görev yapanlara, Anadolu Üniversitesinin talebi üzerine yıllık olarak Maliye Bakanlığınca tespit edilecek azami fazla mesai saatleri içinde kalınmak ve Anadolu Üniversitesi tarafından açıköğretim programı uygulayan yükseköğretim kurumlarına aktarılan öğrenci katkı paylarından ödenmek şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 1,80 YTL

g) Devlet Meteoroloji İşleri Genel Müdürlüğünün taşra teşkilatı kadrolarında havacılık, denizcilik ve klimatolojik amaçlı meteorolojik ürün elde edilmesini sağlayan yer ve yüksek atmosfer gözlem istasyonlarında çalışan personelden fiilen yaptıkları fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak ve döner sermaye bütçesinden ödenmek şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 90 YKr

h) Boğaziçi Üniversitesi Kandilli Rasathanesi ve Deprem Araştırma Enstitüsünde çalışan (110 kişiyi geçmemek üzere) personelden fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 90YKr

i) Nüfusu en son resmi nüfus sayımına göre 250.000 ve daha yukarı olan belediyelerde (Büyükşehir belediyesi sınırları içindeki ilçe belediyeleri dahil) Hesap İşleri Müdürlüğüne ait kadrolara atanmış olup; vergi, harç, katılma payları ile ilgili tarh, tahakkuk, tahsilat, tebliğ, takip, yoklama ve benzeri gelir işlerinde fiilen çalışan 657 sayılı Kanuna tabi personele (bu konulara ilişkin olarak bilgi işlem merkezlerinde çalışan memurlar ve sözleşmeli personel dahil, işçiler hariç); bu görevler nedeniyle fiilen yaptıkları fazla mesailer karşılığında her bir saat için **2,15** Yeni Türk Lirasını geçmemek üzere belediye başkanlıklarınca belirlenecek esas, usul ve miktarlarda fazla mesai ücreti ödenebilir. Ancak, her bir personel için bu bende göre bir yılda ödenecek fazla mesai saat sayısı 300 saati geçemez.

j) Maden Tetkik ve Arama Genel Müdürlüğünün kadrolarında bulunan ve analiz ve teknoloji laboratuarlarında çalışan personelden fazla mesai karşılığında kendilerine izin verilme imkânı bulunmayanlara,

yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 90 saati aşmamak üzere yapılacak ödeme, 90 YKr.

k) 4/11/2004 tarihli ve 5253 sayılı Dernekler Kanunu uyarınca kurulan derneklerin denetimi amacıyla mülki idare amirlerince görevlendirilen 657 sayılı Devlet Memurları Kanununa tabi personelden fazla mesai karşılığında kendilerine izin verilme imkânı bulunmayanlara, İçişleri Bakanlığının talebi üzerine yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 90 saati aşmamak üzere yapılacak ödeme, 90 YKr

l) Devlet Su İşleri Genel Müdürlüğünün Hidroelektrik Santral Projelerinde çalışan 657 sayılı Devlet Memurları Kanununa tabi personelinden, fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 90 saati aşmamak üzere yapılacak ödeme, 90 Ykr

3. 399 sayılı Kanun Hükmünde Kararnamenin 30 uncu maddesinin (a) bendine göre, söz konusu Kanun Hükmünde Kararnamenin 3 üncü maddesinin (c) bendi uyarınca çalıştırılan sözleşmeli personele saat başına ödenecek fazla çalışma ücreti bu bölümde belirlenen miktarları aşmayacak şekilde unvanlar itibarıyla teşebbüs veya bağlı ortaklık yönetim kurulları tarafından tespit edilir. 90 YKr

4. Milli Eğitim Bakanlığı;

a) Bakanlığa bağlı her dereceli okullar ile kurumların atölye ve birimlerinde döner sermaye işleri üzerinde işin gereği olarak, olağan çalışma saatleri dışında fiilen çalışanlara (şoförler ve yardımcı hizmetler sınıfı personeli hariç) öğretim günlerinde günde 3 saati, resmi ve dini bayram günleri haricindeki tatillerde günde 8 saati, uygulama oteli bulunan otelcilik ve turizm meslek liselerinde ise tatillerde günde 8 saati geçmemek kaydıyla, okul ve kurum döner sermaye hasılatından, beher iş saati için ödenecek fazla çalışma ücretleri bu bölümde belirlenen azami tutarı geçmemek üzere okul ve kurum müdürlerince, personelin üretime katkıları ve işçilik payı göz önünde bulundurularak tespit edilir. 4,40 YTL

b) Döner sermaye işlerinde görevli şoförlerle yardımcı hizmetler sınıfı personeline fiilen mesai saatleri dışında yaptıkları çalışmalar karşılığında ayda 90 saate kadar okul veya kurum döner sermaye hasılatından ödenmek üzere saat başına, 90 YKr

c) 2547 sayılı Kanunun 45 inci maddesinin (e) bendi hükmü uyarınca, mesleki ve teknik eğitim bölgesinde yer alan meslek yüksekokulları ile ilişkilendirilen mesleki ve teknik orta öğretim kurumlarında görev yapan Milli Eğitim Bakanlığı idari personeline (yardımcı hizmetler sınıfı personeli dahil) yasal çalışma saatinin bitiminden sonra fiilen yaptıkları fazla çalışma süreleri için ayda 100 saati geçmemek üzere saat başına, 1,80 YTL

5. Yapılan denetim ve inceleme sonucunda, fiilen fazla mesai yapmayanlara yukarıda yer alan hükümlere göre ödeme yapıldığının tespit edilmesi halinde, ilgililer hakkında gerekli kanuni takibat yapılmakla birlikte, ödenen fazla çalışma ücreti yüzde 100 fazlası ile birlikte geri alınır. Bu tutarın, cezaya ilişkin bölümünün

yarısı ödeme yapılan personelden, diğer yarısı ise mesai çizelgesini onaylayandan tahsil edilir.

Her ne suretle olursa olsun, özel kanunlarına göre fazla çalışma ücreti alanlara, yukarıdaki hükümlere göre ayrıca fazla çalışma ücreti ödenmez.

B. Aylık Maktu Fazla Çalışma Ücreti:	**Aylık Maktu Miktar (YTL)**
1. Çevre ve Orman Bakanlığı ile Orman Genel Müdürlüğü Orman Muhafaza Memurlarına,	19,80 YTL

2. Belediyeler ile bunlara bağlı müstakil bütçeli kamu tüzel kişiliğini haiz kuruluşlarda (iktisadi işletmeler hariç), görevlerinin niteliği gereği 657 sayılı Kanunda belirtilen çalışma süre ve saatlerine bağlı olmaksızın zabıta ve itfaiye hizmetlerinde fiilen çalışan personel (destek hizmeti yürüten personel hariç) ile kadrolu olarak fiilen çalışan koruma ve güvenlik personeline belediye meclisi kararı ile tespit edilen miktar, fazla çalışma ücreti olarak maktuen ödenir.

Ancak, bunlara ödenecek aylık fazla mesai ücreti en son yapılan resmi nüfus sayımına göre belediye nüfusu;

- 10.000'e kadar olanlar için 141 Yeni Türk Lirasını,
- 10.001'den 50.000'e kadar olanlar için 151,50 Yeni Türk Lirasını,
- 50.001'den 100.000'e kadar olanlar için 167 Yeni Türk Lirasını,
- 100.001'den 250.000'e kadar olanlar için 188 Yeni Türk Lirasını,
- 250.001'den 1.000.000'e kadar olanlar için 224,50 Yeni Türk Lirasını,
- 1.000.001'den fazla olanlar için 261 Yeni Türk Lirasını,
- Ankara, İstanbul ve İzmir büyükşehir belediyeleri dışındaki diğer büyükşehirlerin itfaiye personeli için 261 Yeni Türk Lirasını,
- Ankara, İstanbul ve İzmir büyükşehir belediye sınırları içerisindekiler için 350 Yeni Türk Lirasını,

geçemez.

Yukarıdaki hükümlerin uygulanmasında büyükşehir sınırları içerisindeki belediyeler içinde bulundukları büyükşehir nüfusuna tabidir.

3. Aylık maktu fazla çalışma ücreti alanlara, her ne ad altında olursa olsun ayrıca fazla çalışmaya yönelik olarak başkaca bir ödeme yapılmaz.

4. Yukarıdaki hükümlere göre ödenecek aylık maktu fazla çalışma ücretleri;

a) Görevin yapılması sırasında veya görevden dolayı yaralanma ve sakatlanma hallerinde tedavi süresince,

b) Bir yılda toplamı 30 günü geçmeyen hastalık izni sürelerinde,

c) İtfaiye hizmetlerinde çalışan personel için görevin yapılması sırasında veya görevden dolayı hastalanma hallerinde tedavi süresince,

d) Yurt içinde yapılacak hizmet içi eğitime katılma ve geçici görevli olarak bulunma durumlarında,

ödenmeye devam olunur.

Diğer hallerde ise maktu fazla çalışma ücretleri, fiilen çalışıldığı sürece ve bu süre ile orantılı olarak ödenir.

	Toplantı Ücreti (YTL)
IV. EDEBİ KURUL TOPLANTI ÖDENEĞİ	
5441 sayılı Devlet Tiyatrosu Kuruluşu Hakkında Kanunun 2 nci maddesi uyarınca, Devlet tiyatrolarında oynanacak eserleri seçen edebi kurulun tiyatro dışından katılan üyelerine, her toplantı için özel kanunlarında değişiklik yapılıncaya kadar ödenecek toplantı ücreti (Her toplantı için 3 kişiyi geçmemek ve bir yılda altı toplantıyı aşmamak üzere)	64 YTL
V. TÜRK KODEKS KOMİSYONU TOPLANTI ÖDENEĞİ	
767 sayılı Türk Kodeksi Hakkında Kanunun 3 üncü maddesi uyarınca Türk Kodeksini hazırlamak üzere oluşturulan Kodeks Komisyonu üyelerine, her toplantı için ödenecek toplantı ücreti (Ayda iki toplantıyı geçmemek üzere)	38,50 YTL

VI. DİĞER ÖDEMELER

1. 181 sayılı Sağlık Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararnamenin 31 inci maddesi uyarınca kurulan Yüksek Sağlık Şurasının tabii üyelerine her toplantı günü için 1000, diğer üyelerine ise 2000 gösterge rakamının memur aylık katsayısı ile çarpımı sonucu bulunacak tutarda, yılda 12 toplantı gününü geçmemek üzere huzur hakkı ödenir.

2. Açıköğretim sınav hizmetlerinde görev alanlara günlük 2500 gösterge rakamının memur aylıklarına uygulanan katsayı ile çarpımından elde edilecek tutarı geçmemek üzere Rektörün önerisi üzerine Üniversite Yönetim Kurulu tarafından belirlenecek miktarda ödeme, döner sermaye bütçesinden yapılabilir. Ancak, sınavın hazırlanması, değerlendirilmesi ve denetiminde görev alanlara yapılacak ödemelere esas alınacak gösterge rakamı aynı usulle iki katına kadar çıkartılabilir. Eğitim ve sınavlara ilişkin olarak mevzuat uyarınca yapılması gereken zorunlu giderler döner sermaye bütçesinden karşılanabilir.

3. Milli Eğitim Bakanlığınca yapılan merkezi sistem sınav hizmetlerinde (Bakanlığın kendi personeline yönelik sadece bir il merkezinde yaptığı sınav hizmetleri hariç) 24 saat esasına göre kapalı devre

çalışmasında fiilen görev alanlara, her gün için 750 gösterge rakamının, belirtilen sınav hizmetlerinde sınav günü görev alanlara ise sadece sınav gününe mahsus olmak üzere 1500 gösterge rakamının memur aylıklarına uygulanan katsayı ile çarpımı sonucu bulunacak tutarı geçmemek üzere görevin önem ve güçlüğüne göre Milli Eğitim Bakanının onayı ile belirlenecek miktarda döner sermaye bütçesinden ödeme yapılır. Belirtilen ödemelerden yararlanan personele, 6245 sayılı Harcırah Kanunu hükümleri gereğince yapılan ödemeler hariç olmak üzere, aynı günler için başka bir ödeme yapılmaz.

4. 657 sayılı Kanunun ek 32 nci maddesi uyarınca verilecek öğretim yılına hazırlık ödeneği Bakanlar Kurulu kararı aranmaksızın 475 Yeni Türk Lirası olarak ödenir.

5. Adalet Bakanlığı Ceza ve Tevkifevleri Genel Müdürlüğü Denetimli Serbestlik ve Yardım Merkezleri ile Koruma Kurulları hizmetlerinde çalışan gönüllülere talepleri üzere fiilen çalıştıkları her gün için, ulaşım ve iaşe gideri olarak günlük 7,50 Yeni Türk Lirası ödenir. Tüm gönüllülere ödeme yapılabilecek yıllık toplam gün sayısı 150.000'dir.

6. Öğrenci Seçme ve Yerleştirme Merkezince yapılan sınavlarda sadece sınav günü görev alanlara sınav gününe mahsus olmak üzere 1500 gösterge rakamının, bina sınav sorumları ile bina yöneticilerine ise sınav gününe mahsus olmak üzere 2000 gösterge rakamının memur aylıklarına uygulanan katsayı ile çarpımı sonucu bulunacak tutarı geçmemek üzere; fiilen soru yazımı, değerlendirilmesi ve denetiminde görev alan öğretim elemanlarına saat başına çalışma için 2914 sayılı Yükseköğretim Personel Kanununda unvanlarına göre belirlenen ek ders ücreti gösterge rakamlarının (öğretmenlere okutmanlara ödenen kadar) memur aylıklarına uygulanan katsayı ile çarpımından elde edilecek tutarın iki katını geçmemek üzere; görevin önem ve güçlüğüne göre Öğrenci Seçme ve Yerleştirme Başkanının onayı ile belirlenecek miktarda ödeme yapılır.

VII. TAYIN BEDELİ

2155 sayılı Bazı Kamu Personeline Tayın Bedeli Verilmesi Hakkında Kanunun 1 inci maddesinin üçüncü fıkrası uyarınca ödenecek tayın bedelinin aylık tutarı 2100 gösterge rakamının memur aylık katsayısı ile çarpılması sonucu bulunacak miktarı geçemez.

VIII. EK TAZMİNAT TAVANLARI

375 sayılı Kanun Hükmünde Kararnamenin 28 inci maddesinin (B) fıkrası uyarınca ödenecek ek tazminatın tavanı 73 Yeni Türk Lirası olarak uygulanır. Ancak Bakanlar Kurulu bu tavan miktarını yüzde 50'sine kadar artırmaya yetkilidir.

Aynı maddenin (A) fıkrası uyarınca ödenecek ek tazminatın aylık tutarı da erbaş ve erler için 1/1/2008–30/6/2008 tarihleri arasındaki sürede 127 Yeni Türk Lirasını, 1/7/2008 tarihinden itibaren ise 130 Yeni Türk Lirasını geçemez.

IX. JÜRİ ÜYESİ VE RAPORTÖR ÜCRETLERİ

Genel yönetim kapsamında bulunan kamu idareleri ile bunlara bağlı döner sermayeli kuruluşlar ve özel kanunlarla kurulmuş fonlar tarafından yapılacak her türlü etüt, plan, proje, güzel sanatlara ve benzeri işlere ilişkin yarışmalarda jüri üyesi veya raportör olarak görevlendirilen 657 sayılı Kanunun 87 nci maddesinde sayılan kurum ve kuruluşlarda çalışan personele, her bir asli jüri üyeliği veya asli raportörlüğü için 700 Yeni Türk Lirasını geçmemek üzere Maliye Bakanlığının görüşü alınarak kurumlarınca belirlenecek miktarda ücret ödenir.

Bu personelden danışman jüri üyeliği görevi yapanlara aynı koşullarla, yukarıda belirtildiği şekilde tespit edilen miktarın yarısı ödenir. Yedek jüri üyelerine ön ve soru-cevap toplantılarına katılmaları halinde yedeği oldukları danışman jüri veya asli jüri üyelerine ödenen miktarın 1/4'ü ödenir. Asli jüri üyesinin zorunlu bir nedenle çalışmalara devam edememesi halinde kendisine yedek jüri üyesi ücreti, asli jüri üyesinin yerini alacak yedek jüri üyesine de asli jüri üyesi ücreti ödenir.

Anılan jürilerde üye veya raportör olarak görev yapan ve yukarıdaki fıkralar kapsamına girmeyen 657 sayılı Kanunun 87 nci maddesinde sayılan kurum ve kuruluşlarda çalışan personel dışındaki kişilere ise, 4734 sayılı Kamu İhale Kanununun 23 ve 53 üncü maddeleri uyarınca yayımlanmış olan, Mimarlık, Peyzaj Mimarlığı, Mühendislik, Kentsel Tasarım Projeleri, Şehir ve Bölge Planlama ve Güzel Sanat Eserleri Yarışmaları Yönetmeliği hükümlerine göre ücret ödenir. Ancak verilecek miktar bu bölümün birinci fıkrasında belirtilen tutarın iki katından fazla olamaz.

X. VATANİ HİZMET AYLIKLARI VE SOSYAL YARDIM ÖDEMELERİ

1. 1005 sayılı İstiklal Madalyası Verilmiş Bulunanlara Vatani Hizmet Tertibinden Şeref Aylığı Bağlanması Hakkında Kanunun 1 inci maddesinde yer alan (5750) gösterge rakamı, 1/1/2008-30/6/2008 tarihleri arasındaki aylık ödeme dönemlerinde (5806) olarak; 1/7/2008-31/12/2008 tarihleri arasındaki aylık ödeme dönemlerinde ise (5862) olarak uygulanır.

2. Vatani hizmet tertibinden aylık bağlanmasına ilişkin muhtelif Kanunlarda yer alan gösterge rakamları, 1/1/2008-30/6/2008 tarihleri arasındaki aylık ödeme dönemlerinde kendileri için (5806), dul eşleri için (4645), diğer yakınları için (3231), 1/7/2008-31/12/2008 tarihleri arasındaki aylık ödeme dönemlerinde ise kendileri için (5862), dul eşleri için (4690), diğer yakınları için (3262), olarak uygulanır. Ancak, bunlardan herhangi bir sosyal güvenlik kurumundan gelir veya aylık bağlanmadığı gibi, zorunlu olarak sosyal güvenlik kurumlarından birine tabi olmayı gerektiren bir işte de çalışmadığını belgelemek suretiyle yazılı talepte bulunan hak sahiplerinin aylıkları ise yazılı taleplerinin Sosyal Güvenlik Kurumu Başkanlığının kayıtlarına geçtiği tarihi takip eden aydan geçerli olmak üzere ve bu durumları devam ettiği müddetçe 16 yaşından büyük işçiler için uygulanan 30 günlük net asgarî ücret tutarı (dul eşler için bu tutarın %75'i, diğer yakınları için ise %50'si) esas alınarak ödenir.

3. 2022 sayılı 65 Yaşını Doldurmuş Muhtaç, Güçsüz ve Kimsesiz Türk Vatandaşlarına Aylık Bağlanması Hakkında Kanun uyarınca aylık ödemelerine esas alınan (1585) gösterge rakamı, 1/1/2008-30/6/2008 tarihleri arasındaki aylık ödeme dönemlerinde (1600), 1/7/2008-31/12/2008 tarihleri arasındaki aylık ödeme dönemlerinde ise (1615) olarak uygulanır.

M – CETVELİ
MİLLİ EĞİTİM BAKANLIĞI
PANSİYON ÜCRETLERİNİ GÖSTERİR CETVEL

Okul Türü ve Kademesi	2008 Yılı (YTL - Ücret)
İlköğretim Okulları (Yatılı İlköğretim Bölge Okulları, Pansiyonlu İlköğretim Okulları ile Özel Eğitim Okulları)	1.350
Ortaöğretim okulları (Genel ve Mesleki Teknik Liseler, Çok Programlı Liseler)	1.350
Yetişkinler Teknik Eğitim Merkezleri, Çıraklık Eğitim Merkezleri ve Pratik Sanat Okulları	1.350
Mesleki ve Teknik Ortaöğretim Okulları (3308 sayılı Kanun kapsamında olan okullar)	1.500
Anadolu ve Fen Liseleri (Genel ve Mesleki Teknik Liseler, Çok Programlı Liseler)	1.350
Mesleki ve Teknik Anadolu liseleri (3308 sayılı Kanun Kapsamında olan okullar)	1.500

O - CETVELİ
ORDU İHTİYACI İÇİN ALINACAK HAYVANLARIN ALIM DEĞERLERİNİ GÖSTERİR CETVEL

HİZMETİ	CİNSİ	YÜKSEKLİĞİ (METRE)	GÖĞÜS ÇEVRESİ (METRE)	BİRİM FİYATI (YTL)
Süvari Bineği	Beygir	1.45 (en az)	1.65 (en az)	2.295
Topçu Bineği	Beygir	1.50 (en az)	1.70 (en az)	1.835
Diğer Binekler	Beygir	1.43 (en az)	1.60 (en az)	1.800
Mekkare	Beygir	1.36 (en az)	1.52 (en az)	1.260
Mekkare	Katır	1.36 (en az)	1.50 (en az)	1.200
Köpek	Kurt	–	–	870
Köpek	Kangal	–	–	415

P - CETVELİ
MOTORLU TAŞITLARIN ORTALAMA ALIM DEĞERLERİNİ VE SEFERBERLİK TATBİKATINA KATILACAK ARAÇLARIN GÜNLÜK KİRA BEDELLERİNİ GÖSTERİR CETVEL

(YTL)

Aracın Cinsi ve Tonajı	Alım Değeri	Seferberlik Tatbikatına Katılacak Araçların Tahmini Günlük Kira Bedeli
10 Ton İdari Araç	98.900	–
5 Ton İdari Araç	53.350	–
1/2 Ton İdari Araç	17.900	–
1/5 Ton Taktik Araç	10.050	–
1/2 Ton Taktik Araç	15.900	–
5 Ton Taktik Araç	214.750	–
2.5 Ton Taktik Araç	167.850	–
10 Ton Çekici Araç	650.500	–
Karüstü Aracı	290.500	–
Kamyonet 500-1000 Kg.	–	55,00
Kamyonet 1001-2000 Kg.	–	63,00
Kamyonet 2001-3000 Kg.	–	75,00
Kamyon 3001-4000 Kg.	–	82,00
Kamyon 4001-5000 Kg.	–	102,00
Kamyon 5001-6000 Kg.	–	102,00
Kamyon 6001-7000 Kg.	–	102,00
Kamyon 7001-8000 Kg.	–	122,00
Kamyon 8001-9000 Kg.	–	122,00
Kamyon 9001-10.000 Kg.	–	122,00
Kamyon 10.001-11.000 Kg.	–	122,00
Kamyon 11.001-12.000 Kg.	–	132,00
Kamyon 12.001-13.000 Kg.	–	132,00
Kamyon 13.001-14.000 Kg.	–	132,00
Çekici 5.000 Kg.	–	138,00
Çekici 10.000 Kg.	–	154,00
Akaryakıt Tankeri 5.000 Kg.	–	102,00
Akaryakıt Tankeri 10.000 Kg.	–	122,00
Su Tankeri	–	122,00
Otobüs (40 Kişilik)	–	287,00
Loder Yükleyici	–	168,00
Silindir (Lastik Tekerlekli Çekici)	–	168,00
Motorsiklet	–	30,00
Karüstü Aracı	–	198,00

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
CUMHURBAŞKANLIĞI	T01b	Binek Otomobil	5	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	7	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	1	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	1	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Cumhurbaşkanlığı Genel Sekreterliğince Belirlenir.)	4	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Cumhurbaşkanlığı Genel Sekreterliğince Belirlenir.)	2	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
TÜRKİYE BÜYÜK MİLLET MECLİSİ	T01b	Binek Otomobil	6	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
ANAYASA MAHKEMESİ	T09	Panel	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
YARGITAY	T02	Binek Otomobil	3	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SAYIŞTAY	T15	Ambulans (Tıbbi Donanımlı)	1	Ankara (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Antalya/Manavgat (Genel Bütçe)
BAŞBAKANLIK	T02	Binek Otomobil	8	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	6	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	2	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
DEVLET PERSONEL BAŞKANLIĞI	T02	Binek Otomobil	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
GÜMRÜK MÜSTEŞARLIĞI	T02	Binek Otomobil	2	Arşiv Hizmetleri ve Kaçaklık Hizmetlerinde Kullanılmak Üzere (%25 Bütçe, %75 AB hibesi)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Arşiv Hizmetleri ve Kaçaklık Hizmetlerinde Kullanılmak Üzere (%25 Bütçe, %75 AB hibesi)
	T09	Panel	14	Tesbit ve Takip Malzeme Taşınması Hizmetlerinde Kullanılmak Üzere (%25 Bütçe, %75 AB hibesi)
	T02	Binek Otomobil	1	Arşiv Hizmetleri ve Kaçaklık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
DİYANET İŞLERİ BAŞKANLIĞI	T02	Binek Otomobil	10	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	15	Müftülük Hizmetleri ile Eğitim Merkezi Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Hibe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Hibe)
KADININ STATÜSÜ GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	1	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SOSYAL HİZMETLER VE ÇOCUK ESİRGEME KURUMU GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	1	Sosyal Hizmetler İl Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	2	Sosyal Hizmetler İl Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	20	Sosyal Hizmet Kuruluşları Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	5	Sosyal Hizmet Kuruluşları Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	5	Sosyal Hizmet Kuruluşları Hizmetlerinde Kullanılmak Üzere (Hibe)
ADALET BAKANLIĞI	T02	Binek Otomobil	7	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	7	Denetimli Serbestlik ve Yardım Merkezleri Şube Müdürlüğünde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	10	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	6	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	10	Adli Tıp Kurumu Başkanlığı ve Grup Başkanlıkları Hizmetlerinde Kullanılmak üzere (Döner Sermaye)
	T09	Panel	1	Yüksek Seçim Kurulu Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	7	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	40	Adli Teşkilat Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	40	Adli Teşkilat Hizmetlerinde Kullanılmak Üzere (Hibe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Adli Tıp Kurumu Başkanlığı Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
MİLLİ SAVUNMA BAKANLIĞI	T02	Binek Otomobil	17	Milli Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	11	Milli Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	5	Milli Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	2	Milli Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	2	Milli Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	2	Milli Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	1	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	107	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	24	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	4	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	3	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	13	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	1	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	123	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	15	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	6	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	2	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	10	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	5	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	9	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	1	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	68	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	6	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	13	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	1	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	43	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	8	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	7	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	8	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
MİLLİ SAVUNMA BAKANLIĞI	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	3	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	8	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	2	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	5	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T09	Panel	1	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T15	Ambulans (Tıbbi Donanımlı)	4	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T20	Bisiklet	6	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
İÇİŞLERİ BAKANLIĞI	T01a	Binek Otomobil	5	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	25	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	5	Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	3	Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	10	Bakanlık Hizmetlerinde Kullanılmak Üzere (İl Özel İdare Bütçesi)
	T02	Binek Otomobil	20	Bakanlık Hizmetlerinde Kullanılmak Üzere (İl Özel İdare Bütçesi)
	T02	Binek Otomobil	10	Bakanlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T09	Panel	11	Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
JANDARMA GENEL KOMUTANLIĞI	T02	Binek Otomobil	320	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	50	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	34	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	15	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	26	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	15	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
EMNİYET GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	200	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T06	Kaptı-kaçtı (Arazi)	5	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	10	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	3	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T18	Motorsiklet (En fazla 600 cc.lik)	100	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	50	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	20	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	170	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T06	Kaptı-kaçtı (Arazi)	100	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	30	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SAHİL GÜVENLİK KOMUTANLIĞI	T02	Binek Otomobil	6	Sahil Güvenlik Onarım Destek Komutanlıkları,Sahil Güvenlik Hava Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	6	Sahil Güvenlik Komutanlığı,Sahil Güvenlik Onarım Destek Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	3	Sahil Güvenlik Hava Grup Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	3	Sahil Güvenlik Bölge Komutanlıkları,Sahil Güvenlik Onarım Destek Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	2	Sahil Güvenlik Bölge Komutanlıkları,Sahil Güvenlik Hava Grup Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Sahil Güvenlik Bölge Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	2	Sahil Güvenlik Hava Komutanlığı, Sahil Güvenlik Onarım Destek Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	2	Sahil Güvenlik Bölge Komutanlıkları,Sahil Güvenlik Eğitim ve Öğretim Komutanlığında Kullanılmak Üzere (Genel Bütçe)
DIŞİŞLERİ BAKANLIĞI	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	3	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Özel Ödenek)
	T21b	Güvenlik önlemli servis taşıtı (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	3	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Özel Ödenek)
	T01a	Binek Otomobil	5	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	3	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Özel Ödenek)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	3	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	2	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Özel Ödenek)
MALİYE BAKANLIĞI	T02	Binek Otomobil	10	Maliye Bakanlığı Merkez Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
GELİR İDARESİ BAŞKANLIĞI	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	15	Gelir İdaresi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	55	Gelir İdaresi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
MİLLİ EĞİTİM BAKANLIĞI	T03	Station-Wagon	2	Yayımlar Dairesi Başkanlığında Kullanılmak Üzere (Döner Sermaye)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Yayımlar Dairesi Başkanlığında Kullanılmak Üzere (Döner Sermaye)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Yayımlar Dairesi Başkanlığında Kullanılmak Üzere (Döner Sermaye)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	3	Yayımlar Dairesi Başkanlığında Kullanılmak Üzere (Döner Sermaye)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	3	Eğitim Araçları ve Donatım Daire Başkanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	10	Öğretmen Yetiştirme Genel Müdürlüğünde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	10	İdari ve Mali İşler Dairesi Başkanlığında Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	80	İdari ve Mali İşler Dairesi Başkanlığında Kullanılmak Üzere (Hibe)
BAYINDIRLIK VE İSKAN BAKANLIĞI	T02	Binek Otomobil	1	Bakanlık Merkez Teşkilatında Kullanılmak Üzere (Genel Bütçe)
KARAYOLLARI GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	5	Genel Müdürlük Merkez Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	30	Şube Şeflikleri Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	100	Şube Şeflikleri Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Genel Müdürlük Merkez Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
SAĞLIK BAKANLIĞI	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	15	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	30	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	20	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	2	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	10	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	4	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	90	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T16	Ambulans (Arazi hizmetleri için)	90	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SAĞLIK BAKANLIĞI	T19	Motorsiklet (en az 601 cc.lik)	40	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	3	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere Hasta Nakil Üniteli Kombi Paletli Kar Aracı (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	170	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T16	Ambulans (Arazi hizmetleri için)	130	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T03	Station-Wagon	30	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	40	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	100	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	15	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	5	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	10	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	100	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T16	Ambulans (Arazi hizmetleri için)	50	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	8	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere Hasta Nakil Üniteli Kombi Paletli Kar Aracı (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Refik Saydam Hıfzıssıha Merkezi Başkanlığı Hizmetinde Kullanılmak Üzere (Genel Bütçe)
TARIM VE KÖYİŞLERİ BAKANLIĞI	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	GAP Yöresi Eğitim ve Yayın Projesinden Yayın Dairesi Başkanlığında Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	4	TÜGEM'de, Diyarbakır-Batman-Siirt Kalkınma Projesinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Tarımsal Ekonomi Araştırma Enstitü Müdürlüğünün Hizmetinde Kullanılmak Üzere (Genel Bütçe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	TAGEM Konya İlinde Bulunan Bahri DAĞDAŞ Uluslararası Tarımsal Araştırma Enstitüsü Çalışmalarında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Doğu Karadeniz Projesi Kapsamında Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	10	Kuş Gribi ve İnsanlararası Salgına Hazırlık ve Mücadele Projesinde Kullanılmak Üzere (Hibe)
TARIM REFORMU GENEL MÜDÜRLÜĞÜ	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	2	Merkez-Taşrada Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	3	Merkez-Taşrada Kullanılmak Üzere (Genel Bütçe)
ÇALIŞMA VE SOSYAL GÜVENLİK BAKANLIĞI	T01a	Binek Otomobil	1	Makam Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	2	Bakanlık Merkez Teşkilatında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	1	Bakanlık Merkez Teşkilatında Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Bakanlık Merkez Teşkilatında Kullanılmak Üzere (Genel Bütçe)
ENERJİ VE TABİİ KAYNAKLAR BAKANLIĞI	T01b	Binek Otomobil	1	Müsteşarlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	3	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
DEVLET SU İŞLERİ GENEL MÜDÜRLÜĞÜ	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	6	Yatırım Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	4	Yatırım Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
DEVLET METEOROLOJİ İŞLERİ GENEL MÜDÜRLÜĞÜ	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
YÜKSEKÖĞRETİM KURULU	T01b	Binek Otomobil	1	Makam Aracı Olarak Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversiteler Arası Kurul Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ANKARA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ORTA DOĞU TEKNİK ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
İSTANBUL ÜNİVERSİTESİ	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	1	Sağlık Kültür ve Spor Daire Başkanlığı Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Sağlık Kültür ve Spor Daire Başkanlığı Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	İstanbul Tıp Fakültesi Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T15	Ambulans (Tıbbi Donanımlı)	1	Cerrahpaşa Tıp Fakültesi Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
İSTANBUL TEKNİK ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T18	Motorsiklet (En fazla 600 cc.lik)	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
BOĞAZİÇİ ÜNİVERSİTESİ	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
MARMARA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
YILDIZ TEKNİK ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
MİMAR SİNAN GÜZEL SANATLAR ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
EGE ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Araştırma ve Uygulama Hastahanesinde Kullanılmak Üzere (Döner Sermaye)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
DOKUZ EYLÜL ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Sağlık Kültür ve Spor Daire Başkanlığı Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ULUDAĞ ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	5	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T21a	Güvenlik Önlemli Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ANADOLU ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
SELÇUK ÜNİVERSİTESİ	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
AKDENİZ ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T03	Station-Wagon	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ERCİYES ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Sağlık Kültür ve Spor Daire Başkanlığı Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
CUMHURİYET ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
ÇUKUROVA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
ONDOKUZ MAYIS ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
KARADENİZ TEKNİK ÜNİVERSİTESİ	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ATATÜRK ÜNİVERSİTESİ	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Hastane Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
İNÖNÜ ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
FIRAT ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Hastane Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
DİCLE ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Hastane Hizmetlerinde Kullanılmak Üzere (Döner Semaye)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
YÜZÜNCÜ YIL ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
GAZİANTEP ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
İZMİR YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
GEBZE YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Enstitü Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Enstitü Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Enstitü Hizmetlerinde Kullanılmak Üzere (Hibe)
HARRAN ÜNİVERSİTESİ	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Öğrenci Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
SÜLEYMAN DEMİREL ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Hastane Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
ADNAN MENDERES ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T06	Kapalı-kaçtı (Arazi)	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	İtfaiye (Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere) (Özel Bütçe)
ZONGULDAK KARAELMAS ÜNİVERSİTESİ	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
MERSİN ÜNİVERSİTESİ	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
PAMUKKALE ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
BALIKESİR ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
KOCAELİ ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
SAKARYA ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
CELAL BAYAR ÜNİVERSİTESİ	T03	Station-Wagon	4	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ABANT İZZET BAYSAL ÜNİVERSİTESİ	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
AFYON KOCATEPE ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T13	Kamyon şasi-kabin tam yükü ağırlığı en az 12.000 kg	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
KAFKAS ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Öğrenci Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
MUĞLA ÜNİVERSİTESİ	T18	Motorsiklet (En fazla 600 cc.lik)	5	Üniversite Hizmetlerinde kullanılmak üzere(Hibe)
ÇANAKKALE ONSEKİZ MART ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Hastane Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
KAHRAMANMARAŞ SÜTÇÜ İMAM ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
KIRIKKALE ÜNİVERSİTESİ	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Veteriner Fakültesinde Kullanılmak Üzere (Öz gelir)
GALATASARAY ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Öz gelir)
AHİ EVRAN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
KASTAMONU ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
DÜZCE ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
MEHMET AKİF ERSOY ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
UŞAK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	3	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	3	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
RİZE ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
NAMIK KEMAL ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ERZİNCAN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
GİRESUN ÜNİVERSİTESİ	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel bütçe)
HİTİT ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Sağlık Kültür ve Spor Dairesi Hizmetlerinde Kullanılmak Üzere (Öz gelir)
BOZOK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
ADIYAMAN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ORDU ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
AMASYA ÜNİVERSİTESİ	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
KARAMANOĞLU MEHMETBEY ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
AĞRI DAĞI ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
SİNOP ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
SİİRT ÜNİVERSİTESİ	T01a	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 en fazla 40 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
KARABÜK ÜNİVERSİTESİ	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
KİLİS YEDİ ARALIK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ARTVİN ÇORUH ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
BİLECİK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BİTLİS EREN ÜNİVERSİTESİ	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel bütçe)
OSMANİYE KORKUT ATA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BİNGÖL ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
MUŞ ALPARSLAN ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
MARDİN ARTUKLU ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BATMAN ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	T02	Binek Otomobil	2	Sınav Organizasyonunda Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Sınav Organizasyonunda Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Sınav Organizasyonunda Kullanılmak Üzere (Özel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Sınav Organizasyonunda Kullanılmak Üzere (Özel Bütçe)
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	T02	Binek Otomobil	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Marmara Araştırma Merkezi Başkanlık Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Marmara Araştırma Merkezi Genel, Güvenlik ve Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Marmara Araştırma Merkezi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Tübitak Ulusal Gözlemevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Ulusal Elektronik ve Kriptoloji Araştırma Enstitüsü Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Ulusal Metroloji Enstitüsü Ulusal Marker Açık Saha Hizmetlerinde Kullanılmak Üzere (Proje Geliri)
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	T02	Binek Otomobil	1	Türkiye Adalet Akademisi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Türkiye Adalet Akademisi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	T03	Station-Wagon	1	Hizmet Aracı Olarak Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Hizmet Aracı Olarak Kullanılmak Üzere (Özel Bütçe)
ORMAN GENEL MÜDÜRLÜĞÜ	T18	Motorsiklet (En fazla 600 cc.lik)	300	Orman Koruma ve Yangınla Mücadele Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T18	Motorsiklet (En fazla 600 cc.lik)	100	Orman Koruma ve Yangınla Mücadele Hizmetlerinde Kullanılmak Üzere (Hibe)
VAKIFLAR GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	24	Bölge Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	5	Bölge Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
TÜRKİYE ATOM ENERJİSİ KURUMU	T06	Kaptı-kaçtı (Arazi)	1	Radyoaktif Atıkların veya Radyoativite Bulaşmış Malzemelerin Taşınması Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Radyoaktif Atıkların veya Radyoativite Bulaşmış Malzemelerin Taşınması Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	T02	Binek Otomobil	1	Genel İdare Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Genel İdare Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	T02	Binek Otomobil	15	Cezaevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	15	Denetimli Serbestlik ve Yardım Merkezleri Şube Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	20	Cezaevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	15	Cezaevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	30	Cezaevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	2	Cezaevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)

T- CETVELİ

KURUMLARIN SATIN ALACAKLARI TAŞITLARIN AZAMİ SATIN ALMA BEDELLERİNİ GÖSTERİR CETVEL

Sıra No	Taşıtın Cinsi	Azami Satın Alma Bedeli (YTL)
1-a (*)	Binek otomobil	80.000
1-b (**)	Binek otomobil	88.000
2-	Binek otomobil	29.000
3-	Station-Wagon	29.500
4-	Arazi binek (En az 4, en fazla 8 kişilik)	51.000
5-	Minibüs (Sürücü dahil en fazla 15 kişilik)	44.000
6-	Kaptıkaçtı (Arazi hizmetleri için)	68.000
7-	Pick-up (Kamyonet, şoför dahil 3 veya 6 kişilik)	41.000
8-	Pick-up (Kamyonet, arazi hizmetleri için şoför dahil 3 veya 6 kişilik)	51.000
9-	Panel	39.000
10-	Midibüs (Sürücü dahil en fazla 26 kişilik)	89.000
11-a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	140.000
11-b	Otobüs (Sürücü dahil en az 41 kişilik)	320.000
12-	Kamyon (Şasi-kabin tam yüklü ağırlığı en az 3.501 Kg)	52.000
13-	Kamyon (Şasi-kabin tam yüklü ağırlığı en az 12.000 Kg)	77.000
14-	Kamyon (Şasi-kabin tam yüklü ağırlığı en az 17.000 Kg)	94.000
15-	Ambulans (Tıbbi donanımlı)	70.000
16-	Ambulans (Arazi hizmetleri için)	77.000
17-	Pick-up (Kamyonet, cenaze arabası yapılmak üzere)	41.000
18-	Motorsiklet (En fazla 600 cc.lik)	6.000
19-	Motorsiklet (En az 601 cc.lik)	15.000
20-	Bisiklet	1.500
21-a	Güvenlik önlemli binek otomobil (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)	
21-b	Güvenlik önlemli servis taşıtı (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)	
22-	Diğer taşıtlar (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)	

(*) 237 sayılı Taşıt Kanununa ekli (I) sayılı cetvelde yer alan Makamlar ile Devlet Protokol Hizmetlerinde kullanılmak üzere Dışişleri Bakanlığınca satın alınacak taşıtlar için.

(**) 237 sayılı Taşıt Kanununa ekli (I) sayılı cetvelde yer alan ilk üç sıradaki Makamlar için.

NOT: 1- Bu cetvelde gösterilen azami fiyatlarda değişiklik yapmaya, bu bedelleri belirli makam ve hizmetler için farklı miktarlarda tespit etmeye Maliye Bakanı yetkilidir.

2- Bu cetvelde belirlenen azami satın alma bedelleri, her türlü vergi öncesi bedellerdir.

3- İdarelerin edinebilecekleri taşıtları gösterir cetvellerde yer alan taşıtların cinslerini, Devlet Planlama Teşkilatı Müsteşarlığının uygun görüşü üzerine değiştirmeye Maliye Bakanı yetkilidir.

4- Cumhurbaşkanlığı tarafından edinilecek 21-a, 21-b ve 22 sıra nolu taşıtların cinsi ve fiyatı Cumhurbaşkanlığı Genel Sekreterliğince belirlenir.

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
CUMHURBAŞKANLIĞI	T01b	Binek Otomobil	5	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	7	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	1	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	1	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Cumhurbaşkanlığı Genel Sekreterliğince Belirlenir.)	4	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Cumhurbaşkanlığı Genel Sekreterliğince Belirlenir.)	2	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
TÜRKİYE BÜYÜK MİLLET MECLİSİ	T01b	Binek Otomobil	6	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
ANAYASA MAHKEMESİ	T09	Panel	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
YARGITAY	T02	Binek Otomobil	3	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SAYIŞTAY	T15	Ambulans (Tıbbi Donanımlı)	1	Ankara (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Antalya/Manavgat (Genel Bütçe)
BAŞBAKANLIK	T02	Binek Otomobil	8	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	6	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	2	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
DEVLET PERSONEL BAŞKANLIĞI	T02	Binek Otomobil	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
GÜMRÜK MÜSTEŞARLIĞI	T02	Binek Otomobil	2	Arşiv Hizmetleri ve Kaçakçılık Hizmetlerinde Kullanılmak Üzere (%25 Bütçe, %75 AB hibesi)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Arşiv Hizmetleri ve Kaçakçılık Hizmetlerinde Kullanılmak Üzere (%25 Bütçe, %75 AB hibesi)
	T09	Panel	14	Tesbit ve Takip Malzeme Taşınması Hizmetlerinde Kullanılmak Üzere (%25 Bütçe, %75 AB hibesi)
	T02	Binek Otomobil	1	Arşiv Hizmetleri ve Kaçakçılık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
DİYANET İŞLERİ BAŞKANLIĞI	T02	Binek Otomobil	10	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	15	Müftülük Hizmetleri ile Eğitim Merkezi Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Hibe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Hibe)
KADININ STATÜSÜ GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	1	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SOSYAL HİZMETLER VE ÇOCUK ESİRGEME KURUMU GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	1	Sosyal Hizmetler İl Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	2	Sosyal Hizmetler İl Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	20	Sosyal Hizmet Kuruluşları Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	5	Sosyal Hizmet Kuruluşları Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	5	Sosyal Hizmet Kuruluşları Hizmetlerinde Kullanılmak Üzere (Hibe)
ADALET BAKANLIĞI	T02	Binek Otomobil	7	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	7	Denetimli Serbestlik ve Yardım Merkezleri Şube Müdürlüğünde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	10	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	6	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	10	Adli Tıp Kurumu Başkanlığı ve Grup Başkanlıkları Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T09	Panel	1	Yüksek Seçim Kurulu Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	7	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	40	Adli Teşkilat Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	40	Adli Teşkilat Hizmetlerinde Kullanılmak Üzere (Hibe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Adli Tıp Kurumu Başkanlığı Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
MİLLİ SAVUNMA BAKANLIĞI	T02	Binek Otomobil	17	Millî Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	11	Millî Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	5	Millî Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	2	Millî Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	2	Millî Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	2	Millî Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	1	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	107	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	24	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	4	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	3	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	13	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	1	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	123	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	15	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	6	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	2	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	10	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	5	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	9	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	1	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	68	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	6	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	13	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	1	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	43	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	8	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	7	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	8	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
MİLLİ SAVUNMA BAKANLIĞI	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	3	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	8	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	2	Millî Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	5	Millî Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T09	Panel	1	Millî Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Millî Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Millî Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T15	Ambulans (Tıbbi Donanımlı)	4	Millî Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T20	Bisiklet	6	Millî Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
İÇİŞLERİ BAKANLIĞI	T01a	Binek Otomobil	5	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	25	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	5	Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	3	Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	10	Bakanlık Hizmetlerinde Kullanılmak Üzere (İl Özel İdare Bütçesi)
	T02	Binek Otomobil	20	Bakanlık Hizmetlerinde Kullanılmak Üzere (İl Özel İdare Bütçesi)
	T02	Binek Otomobil	10	Bakanlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T09	Panel	11	Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
JANDARMA GENEL KOMUTANLIĞI	T02	Binek Otomobil	320	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	50	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	34	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	15	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T14	Kamyon şasi-kabın tam yüklü ağırlığı en az 17.000 kg	26	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	15	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
EMNİYET GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	200	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T06	Kaptı-kaçtı (Arazi)	5	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	10	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	3	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T18	Motorsiklet (En fazla 600 cc.lik)	100	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	50	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	20	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	170	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T06	Kaptı-kaçtı (Arazi)	100	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	30	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SAHİL GÜVENLİK KOMUTANLIĞI	T02	Binek Otomobil	6	Sahil Güvenlik Onarım Destek Komutanlıkları,Sahil Güvenlik Hava Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	6	Sahil Güvenlik Komutanlığı,Sahil Güvenlik Onarım Destek Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	3	Sahil Güvenlik Hava Grup Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	3	Sahil Güvenlik Bölge Komutanlıkları,Sahil Güvenlik Onarım Destek Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	2	Sahil Güvenlik Bölge Komutanlıkları,Sahil Güvenlik Hava Grup Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Sahil Güvenlik Bölge Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	2	Sahil Güvenlik Hava Komutanlığı, Sahil Güvenlik Onarım Destek Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	2	Sahil Güvenlik Bölge Komutanlıkları,Sahil Güvenlik Eğitim ve Öğretim Komutanlığında Kullanılmak Üzere (Genel Bütçe)
DIŞİŞLERİ BAKANLIĞI	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	3	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Özel Ödenek)
	T21b	Güvenlik önlemli servis taşıtı (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	3	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Özel Ödenek)
	T01a	Binek Otomobil	5	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	3	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Özel Ödenek)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	3	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	2	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Özel Ödenek)
MALİYE BAKANLIĞI	T02	Binek Otomobil	10	Maliye Bakanlığı Merkez Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
GELİR İDARESİ BAŞKANLIĞI	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	15	Gelir İdaresi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	55	Gelir İdaresi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
MİLLİ EĞİTİM BAKANLIĞI	T03	Station-Wagon	2	Yayımlar Dairesi Başkanlığında Kullanılmak Üzere (Döner Sermaye)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Yayımlar Dairesi Başkanlığında Kullanılmak Üzere (Döner Sermaye)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Yayımlar Dairesi Başkanlığında Kullanılmak Üzere (Döner Sermaye)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	3	Yayımlar Dairesi Başkanlığında Kullanılmak Üzere (Döner Sermaye)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	3	Eğitim Araçları ve Donatım Daire Başkanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	10	Öğretmen Yetiştirme Genel Müdürlüğünde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	10	İdari ve Mali İşler Dairesi Başkanlığında Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	80	İdari ve Mali İşler Dairesi Başkanlığında Kullanılmak Üzere (Hibe)
BAYINDIRLIK VE İSKAN BAKANLIĞI	T02	Binek Otomobil	1	Bakanlık Merkez Teşkilatında Kullanılmak Üzere (Genel Bütçe)
KARAYOLLARI GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	5	Genel Müdürlük Merkez Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	30	Şube Şeflikleri Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	100	Şube Şeflikleri Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Genel Müdürlük Merkez Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
SAĞLIK BAKANLIĞI	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	15	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	30	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	20	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	2	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	10	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	4	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	90	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T16	Ambulans (Arazi hizmetleri için)	90	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SAĞLIK BAKANLIĞI	T19	Motorsiklet (en az 601 cc.lik)	40	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	3	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere Hasta Nakil Üniteli Kombi Paletli Kar Aracı (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	170	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T16	Ambulans (Arazi hizmetleri için)	130	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T03	Station-Wagon	30	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	40	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	100	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	15	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	5	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	10	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	100	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T16	Ambulans (Arazi hizmetleri için)	50	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	8	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere Hasta Nakil Üniteli Kombi Paletli Kar Aracı (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Refik Saydam Hıfzıssıha Merkezi Başkanlığı Hizmetinde Kullanılmak Üzere (Genel Bütçe)
TARIM VE KÖYİŞLERİ BAKANLIĞI	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	GAP Yöresi Eğitim ve Yayın Projesinden Yayın Dairesi Başkanlığında Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	4	TÜGEM'de, Diyarbakır-Batman-Siirt Kalkınma Projesinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Tarımsal Ekonomi Araştırma Enstitü Müdürlüğünün Hizmetinde Kullanılmak Üzere (Genel Bütçe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	TAGEM Konya İlinde Bulunan Bahri DAĞDAŞ Uluslararası Tarımsal Araştırma Enstitüsü Çalışmalarında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Doğu Karadeniz Projesi Kapsamında Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	10	Kuş Gribi ve İnsanlararası Salgına Hazırlık ve Mücadele Projesinde Kullanılmak Üzere (Hibe)
TARIM REFORMU GENEL MÜDÜRLÜĞÜ	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	2	Merkez-Taşrada Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	3	Merkez-Taşrada Kullanılmak Üzere (Genel Bütçe)
ÇALIŞMA VE SOSYAL GÜVENLİK BAKANLIĞI	T01a	Binek Otomobil	1	Makam Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	2	Bakanlık Merkez Teşkilatında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	1	Bakanlık Merkez Teşkilatında Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Bakanlık Merkez Teşkilatında Kullanılmak Üzere (Genel Bütçe)
ENERJİ VE TABİİ KAYNAKLAR BAKANLIĞI	T01b	Binek Otomobil	1	Müsteşarlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	3	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
DEVLET SU İŞLERİ GENEL MÜDÜRLÜĞÜ	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	6	Yatırım Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	4	Yatırım Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
DEVLET METEOROLOJİ İŞLERİ GENEL MÜDÜRLÜĞÜ	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
YÜKSEKÖĞRETİM KURULU	T01b	Binek Otomobil	1	Makam Aracı Olarak Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversiteler Arası Kurul Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ANKARA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ORTA DOĞU TEKNİK ÜNİVERSİTESİ	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
İSTANBUL ÜNİVERSİTESİ	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	1	Sağlık Kültür ve Spor Daire Başkanlığı Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Sağlık Kültür ve Spor Daire Başkanlığı Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	İstanbul Tıp Fakültesi Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T15	Ambulans (Tıbbi Donanımlı)	1	Cerrahpaşa Tıp Fakültesi Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
İSTANBUL TEKNİK ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T18	Motorsiklet (En fazla 600 cc.lik)	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
BOĞAZİÇİ ÜNİVERSİTESİ	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
MARMARA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
YILDIZ TEKNİK ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
MİMAR SİNAN GÜZEL SANATLAR ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
EGE ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Araştırma ve Uygulama Hastahanesinde Kullanılmak Üzere (Döner Sermaye)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
DOKUZ EYLÜL ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Sağlık Kültür ve Spor Daire Başkanlığı Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ULUDAĞ ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	5	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T21a	Güvenlik Önlemli Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ANADOLU ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
SELÇUK ÜNİVERSİTESİ	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibüs (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
AKDENİZ ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T03	Station-Wagon	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ERCİYES ÜNİVERSİTESİ	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	1	Sağlık Kültür ve Spor Daire Başkanlığı Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
CUMHURİYET ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
ÇUKUROVA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
ONDOKUZ MAYIS ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
KARADENİZ TEKNİK ÜNİVERSİTESİ	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ATATÜRK ÜNİVERSİTESİ	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Hastane Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
İNÖNÜ ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
FIRAT ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Hastane Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
DİCLE ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Hastane Hizmetlerinde Kullanılmak Üzere (Döner Semaye)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
YÜZÜNCÜ YIL ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
GAZİANTEP ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
İZMİR YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
GEBZE YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Enstitü Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Enstitü Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Enstitü Hizmetlerinde Kullanılmak Üzere (Hibe)
HARRAN ÜNİVERSİTESİ	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Öğrenci Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
SÜLEYMAN DEMİREL ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Hastane Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
ADNAN MENDERES ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T06	Kaptı-kaçtı (Arazi)	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	İtfaiye (Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere) (Özel Bütçe)
ZONGULDAK KARAELMAS ÜNİVERSİTESİ	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
MERSİN ÜNİVERSİTESİ	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
PAMUKKALE ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
BALIKESİR ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
KOCAELİ ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
SAKARYA ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
CELAL BAYAR ÜNİVERSİTESİ	T03	Station-Wagon	4	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ABANT İZZET BAYSAL ÜNİVERSİTESİ	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
AFYON KOCATEPE ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
KAFKAS ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Öğrenci Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
MUĞLA ÜNİVERSİTESİ	T18	Motorsiklet (En fazla 600 cc.lik)	5	Üniversite Hizmetlerinde kullanılmak üzere(Hibe)
ÇANAKKALE ONSEKİZ MART ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Hastane Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
KAHRAMANMARAŞ SÜTÇÜ İMAM ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
KIRIKKALE ÜNİVERSİTESİ	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Veteriner Fakültesinde Kullanılmak Üzere (Öz gelir)
GALATASARAY ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Öz gelir)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Öz gelir)
AHİ EVRAN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
KASTAMONU ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
DÜZCE ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
MEHMET AKİF ERSOY ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
UŞAK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	3	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	3	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
RİZE ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
NAMIK KEMAL ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ERZİNCAN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
GİRESUN ÜNİVERSİTESİ	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel bütçe)
HİTİT ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Sağlık Kültür ve Spor Dairesi Hizmetlerinde Kullanılmak Üzere (Öz gelir)
BOZOK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Öz Gelir)
ADIYAMAN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ORDU ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
AMASYA ÜNİVERSİTESİ	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
KARAMANOĞLU MEHMETBEY ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
AĞRI DAĞI ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
SİNOP ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
SİİRT ÜNİVERSİTESİ	T01a	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibüs (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 en fazla 40 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
KARABÜK ÜNİVERSİTESİ	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
KİLİS YEDİ ARALIK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ARTVİN ÇORUH ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
BİLECİK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BİTLİS EREN ÜNİVERSİTESİ	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel bütçe)
OSMANİYE KORKUT ATA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BİNGÖL ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
MUŞ ALPARSLAN ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
MARDİN ARTUKLU ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BATMAN ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	T02	Binek Otomobil	2	Sınav Organizasyonunda Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Sınav Organizasyonunda Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	1	Sınav Organizasyonunda Kullanılmak Üzere (Özel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Sınav Organizasyonunda Kullanılmak Üzere (Özel Bütçe)
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	T02	Binek Otomobil	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Marmara Araştırma Merkezi Başkanlık Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Marmara Araştırma Merkezi Genel, Güvenlik ve Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Marmara Araştırma Merkezi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Tübitak Ulusal Gözlemevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Ulusal Elektronik ve Kriptoloji Araştırma Enstitüsü Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Ulusal Metroloji Enstitüsü Ulusal Marker Açık Saha Hizmetlerinde Kullanılmak Üzere (Proje Geliri)
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	T02	Binek Otomobil	1	Türkiye Adalet Akademisi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Türkiye Adalet Akademisi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	T03	Station-Wagon	1	Hizmet Aracı Olarak Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Hizmet Aracı Olarak Kullanılmak Üzere (Özel Bütçe)
ORMAN GENEL MÜDÜRLÜĞÜ	T18	Motorsiklet (En fazla 600 cc.lik)	300	Orman Koruma ve Yangınla Mücadele Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T18	Motorsiklet (En fazla 600 cc.lik)	100	Orman Koruma ve Yangınla Mücadele Hizmetlerinde Kullanılmak Üzere (Hibe)
VAKIFLAR GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	24	Bölge Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	5	Bölge Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2008 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
TÜRKİYE ATOM ENERJİSİ KURUMU	T06	Kaptı-kaçtı (Arazi)	1	Radyoaktif Atıkların veya Radyoativite Bulaşmış Malzemelerin Taşınması Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Radyoaktif Atıkların veya Radyoativite Bulaşmış Malzemelerin Taşınması Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	T02	Binek Otomobil	1	Genel İdare Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Genel İdare Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	T02	Binek Otomobil	15	Cezaevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	15	Denetimli Serbestlik ve Yardım Merkezleri Şube Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	20	Cezaevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	15	Cezaevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik, en fazla 40 kişilik)	30	Cezaevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	2	Cezaevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)

T- CETVELİ

KURUMLARIN SATIN ALACAKLARI TAŞITLARIN AZAMİ SATIN ALMA BEDELLERİNİ GÖSTERİR CETVEL

Sıra No	Taşıtın Cinsi	Azami Satın Alma Bedeli (YTL)
1-a (*)	Binek otomobil	80.000
1-b (**)	Binek otomobil	88.000
2-	Binek otomobil	29.000
3-	Station-Wagon	29.500
4-	Arazi binek (En az 4, en fazla 8 kişilik)	51.000
5-	Minibüs (Sürücü dahil en fazla 15 kişilik)	44.000
6-	Kaptıkaçtı (Arazi hizmetleri için)	68.000
7-	Pick-up (Kamyonet, şoför dahil 3 veya 6 kişilik)	41.000
8-	Pick-up (Kamyonet, arazi hizmetleri için şoför dahil 3 veya 6 kişilik)	51.000
9-	Panel	39.000
10-	Midibüs (Sürücü dahil en fazla 26 kişilik)	89.000
11-a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	140.000
11-b	Otobüs (Sürücü dahil en az 41 kişilik)	320.000
12-	Kamyon (Şasi-kabin tam yüklü ağırlığı en az 3.501 Kg)	52.000
13-	Kamyon (Şasi-kabin tam yüklü ağırlığı en az 12.000 Kg)	77.000
14-	Kamyon (Şasi-kabin tam yüklü ağırlığı en az 17.000 Kg)	94.000
15-	Ambulans (Tıbbi donanımlı)	70.000
16-	Ambulans (Arazi hizmetleri için)	77.000
17-	Pick-up (Kamyonet, cenaze arabası yapılmak üzere)	41.000
18-	Motorsiklet (En fazla 600 cc.lik)	6.000
19-	Motorsiklet (En az 601 cc.lik)	15.000
20-	Bisiklet	1.500
21-a	Güvenlik önlemli binek otomobil (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)	
21-b	Güvenlik önlemli servis taşıtı (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)	
22-	Diğer taşıtlar (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)	

(*) *237 sayılı Taşıt Kanununa ekli (1) sayılı cetvelde yer alan Makamlar ile Devlet Protokol Hizmetlerinde kullanılmak üzere Dışişleri Bakanlığınca satın alınacak taşıtlar için.*

(**) *237 sayılı Taşıt Kanununa ekli (1) sayılı cetvelde yer alan ilk üç sıradaki Makamlar için.*

NOT : 1- Bu cetvelde gösterilen azami fiyatlarda değişiklik yapmaya, bu bedelleri belirli makam ve hizmetler için farklı miktarlarda tespit etmeye Maliye Bakanı yetkilidir.

2- Bu cetvelde belirlenen azami satın alma bedelleri, her türlü vergi öncesi bedellerdir.

3- İdarelerin edinebilecekleri taşıtları gösterir cetvellerde yer alan taşıtların cinslerini, Devlet Planlama Teşkilatı Müsteşarlığının uygun görüşü üzerine değiştirmeye Maliye Bakanı yetkilidir.

4- Cumhurbaşkanlığı tarafından edinilecek 21-a, 21-b ve 22 sıra nolu taşıtların cinsi ve fiyatı Cumhurbaşkanlığı Genel Sekreterliğince belirlenir.

V - CETVELİ
(Vatani Hizmet Aylıkları)

Bu Cetvelde ismi belirtilenlerin aylıklarının hesaplanmasında, isimlerinin karşılarında belirtilen gösterge rakamları esas alınır. Ancak, bunlardan herhangi bir sosyal güvenlik kurumundan gelir veya aylık bağlanmadığı gibi, zorunlu olarak sosyal güvenlik kurumlarından birine tâbi olmayı gerektiren bir işte de çalışmadığını belgelemek suretiyle yazılı talepte bulunan hak sahiplerinin aylıkları ise yazılı taleplerinin Sosyal Güvenlik Kurumu Başkanlığının kayıtlarına geçtiği tarihi takip eden aydan geçerli olmak üzere ve bu durumları devam ettiği müddetçe 16 yaşından büyük işçiler için uygulanan 30 günlük net asgari ücret tutarı (dul eşler için bu tutarın % 75'i, diğer yakınları için ise %50'si) esas alınarak ödenir.

A- Sivas Kongresince Seçilen Temsil Heyeti Üyeleriyle T.B.M.M. Birinci Dönem Milletvekillerinden 15/12/1948 tarihli ve 5269 sayılı, 18/7/1951 tarihli ve 5814 sayılı Kanunlar Gereğince Vatani Hizmet Tertibinden Aylık Bağlananlar

Aylık Sahiplerinin İsimleri	Aylık Göstergesi 01.01.2008-30.06.2008	Aylık Göstergesi 01.07.2008-31.12.2008
Adana Milletvekili Zekai Apaydın Kızı Leyla Yerdel	3231	3262
Ankara Valisi M. Reşit Şahingiray Kızı İsmet Şahingiray	3231	3262
Bingöl (Genç) Milletvekili Hamdi Yılmaz Kızı Münevver Korkmazer	3231	3262
Bingöl (Genç) Milletvekili Hamdi Yılmaz Kızı Azize Bozgen (Yılmaz)	3231	3262
Bitlis Milletvekili S. Vehbi Öztekin Kızı Saime Gebeloğlu	3231	3262
Bitlis Milletvekili A. Hikmet Özdemir Kızı Saliha Özdemir	3231	3262
Bolu Milletvekili Fuat Umay Kızı Esin Umay	3231	3262
Burdur Milletvekili Veli Saltıkgil Kızı İnci Saltıkgil	3231	3262
Burdur Milletvekili İ. Suphi Soysallıoğlu Kızı F. Gönül Soysallıoğlu	3231	3262
Bursa Milletvekili Servet Akdağ Kızı Süreyya Akdağ	3231	3262
Bursa Milletvekili Servet Akdağ Kızı Faize Övünç	3231	3262
Bursa Milletvekili M. Fehmi Gerçeker Kızı Meliha Çetinkaya	3231	3262
C. Bereket Milletvekili Faik Öztrak Kızı Handan İnan	3231	3262
C. Bereket Milletvekili A. Celalettin Öztekin Kızı F. Azize Öztekin	3231	3262
Çankırı Milletvekili M. Tevfik Durlanık Kızı Hatice Çivitçioğlu	3231	3262
Diyarbakır Milletvekili Abdülkadir Kürkçü Kızı Sevim Kürkçü	3231	3262
Diyarbakır Milletvekili İ. Hamit Tiğrel Kızı Bediz Koz	3231	3262
Diyarbakır Milletvekili İ. Hamit Tiğrel Kızı Melek Öktem	3231	3262
Edirne Milletvekili C. Tayyar Eğilmez Kızı K. Hayat Karabağ	3231	3262
Ergani Milletvekili İ. Hakkı Akgün Kızı Nesligör Akgün	3231	3262
Ergani Milletvekili M. Emin Özserdar Kızı Nazime Ertekin	3231	3262
Erzincan Milletvekili Hüseyin Aksu Kızı Saime Aksu	3231	3262
Erzurum Milletvekili M. Salih Yeşiloğlu Kızı A. Nimet Yeşiloğlu	3231	3262
Gaziantep Milletvekili Ragıp Yoğun Kızı Fethiye Yoğun	3231	3262
Gaziantep Milletvekili Ragıp Yoğun Kızı L. Münevver Muslu	3231	3262
Gümüşhane Milletvekili Ziya Tuğlu Kızı Yadigar Savaşeri	3231	3262
Isparta Milletvekili İ. Remzi Kızı F. Seniha Başer	3231	3262
Isparta Milletvekili İbrahim Demiralay Kızı R. Muazzez Aydemir	3231	3262

Aylık Sahiplerinin İsimleri	Aylık Göstergesi 01.01.2008-30.06.2008	01.07.2008-31.12.2008
Isparta Milletvekili Tahir Kucur Kızı Tuna Kucur	3231	3262
Isparta Milletvekili Tahir Kucur Kızı H. Gülten Şaklar	3231	3262
İçel Milletvekili Haydar Arslan Kızı Canan Aşkın	3231	3262
İçel Milletvekili Haydar Arslan Kızı Suzan Arslan	3231	3262
İçel Milletvekili Haydar Arslan Kızı Perihan Alev	3231	3262
İstanbul Milletvekili H. Hüsnü Işık Kızı S. Fikriye Kuyaş	3231	3262
Karasi Milletvekili İbrahim Cevdet Kızı Zarife Sarıbeyler	3231	3262
Kastamonu Milletvekili Sabri Dura Kızı F. Enise Çamlıca	3231	3262
Kayseri Milletvekili Osman Uşaklı Kızı Sabiha Çıngıllıoğlu	3231	3262
Kayseri Milletvekili A. Hilmi Kalaç Kızı Sümer Kayalıbay	3231	3262
Kayseri Milletvekili Rıfat Çelik Kızı V. Sevim Karakimseli	3231	3262
Kırşehir Milletvekili M. Sadık Savtekin Kızı Semiha Savtekin	3231	3262
Kütahya Milletvekili M. A. Cevdet Barlas Kızı E. Gülsevim Barlas	3231	3262
Malatya Milletvekili Garip Ömer Kızı Emine Akıncı	3231	3262
Malatya Milletvekili Hüseyin Sıtkı Gür Kızı Nuriye İdil	3231	3262
Mardin Milletvekili İbrahim Turhan Kızı Neriman Turhan	3231	3262
Mardin Milletvekili İbrahim Turhan Kızı Ayhan Turhan	3231	3262
Menteşe Milletvekili H. Fahri Arslanlı Kızı Z. İclal Arslanlı	3231	3262
Mersin Milletvekili Tevfik Gençtürk Kızı Terviz Dinçer	3231	3262
Niğde Milletvekili M. Ragıp Soylu Kızı Bedia Şahenk	3231	3262
Saruhan Milletvekili İ. Süreyya Yiğit Kızı İ. Candan Yiğit	3231	3262
Saruhan Milletvekili Reşat Aybar Kızı Samime Kalkan	3231	3262
Siirt Milletvekili Necmettin Bilgin Kızı İsmet Bedük	3231	3262
Siirt Milletvekili Kadri Oktay Kızı Cavide Yasa	3231	3262
Siirt Milletvekili Kadri Oktay Kızı Beşire Kalkan	3231	3262
Siirt Milletvekili Nuri Bayram Kızı Fatma Cander	3231	3262
Siirt Milletvekili M. Sabri Baysan Kızı İstiklal Baysan	3231	3262
Sinop Milletvekili Abdullah Karabina Kızı Ziynet Kula	3231	3262

Aylık Sahiplerinin İsimleri	Aylık Göstergesi 01.01.2008-30.06.2008	01.07.2008-31.12.2008
Sinop Milletvekili Mehmet Şerif Kızı N. Nefise Kayhan	3231	3262
Sivas Milletvekili Y. Ziyaettin Başara Kızı E. Lütfiye Başara	3231	3262
Sivas Milletvekili Rasim Başara Kızı Türkan Kınacı	3231	3262
Siverek Milletvekili Abdulgani Ensari Kızı B. Saadet Ensari	3231	3262
Siverek Milletvekili M. İhsan Sağlam Kızı R. Faize Gümüş	3231	3262
Şanlıurfa Milletvekili Salih Hayali Kızı Gülendam Sayın	3231	3262
Ş. Karahisar Milletvekili M. N. Erberk Kızı Ülker Kılınç	3231	3262
Ş. Karahisar Milletvekili M. N. Erberk Kızı Suna Kor	3231	3262
Van Milletvekili Hakkı Ungan Kızı Ayten Ungan	3231	3262
Van Milletvekili Hakkı Ungan Kızı Selçuk Karaduman	3231	3262
Yozgat Milletvekili Y. Bahri Tatlıoğlu Kızı Fatma Süral	3231	3262
Milletvekili Halit Akmansu Kızı Muazzez Süman	3231	3262
Milletvekili Mulla Ali Güney Kızı Tolunay Güney	3231	3262
Milletvekili Ahmet Nafiz ÖZALP Kızı Nilüfer Furtun	3231	3262
I. Dönem Milletvekili Sıddık Mumcu Kızı Muzaffer Mumcu	3231	3262
I. Dönem Milletvekili Mustafa Kızı İlhan Ekmekçioğlu	3231	3262
I. Dönem Milletvekili Kazım Özalp Kızı F. Güner Özalp	3231	3262
I. Dönem Milletvekili Süleyman Sırrı Kızı Gülbekem Aral	3231	3262
I. Dönem Milletvekili Süleyman Sırrı Kızı Lamia Esmer	3231	3262
I. Dönem Milletvekili M. Refik Kızı Türkan Çölaşan	3231	3262
I. Dönem Kastamonu Milletvekili A. Kadir Kemali Kızı N. Uğur Gürsu (Öğütçü)	3231	3262
I. Dönem Kastamonu Milletvekili A. Kadir Kemali Kızı A. Türkan Atagan	3231	3262
I. Dönem Van Milletvekili H. Sadık Kızı Sevinç Kutay	3231	3262
I. Dönem K. Sahip Milletvekili A. Nebil Kızı A. Fahrinisa Alpsar	3231	3262
I. Dönem İçel Milletvekili Şevki Göklevent Kızı Aliye Şevki Gülnar	3231	3262
I. Dönem Ardahan Milletvekili Server Ahıskata Kızı Z. Belma Ahıskaatabekoğlu	3231	3262
I. Dönem Ardahan Milletvekili Server Ahıskata Kızı L. Nesrin Ahıskaatabekoğlu	3231	3262
I. Dönem Erzurum Milletvekili İsmail Naim Kızı Müsalemet Sanıvar	3231	3262
I. Dönem Lazistan Milletvekili Z. Abidin Başbuğoğlu Kızı N. Sevda Başbuğoğlu	3231	3262
I. Dönem Batum Milletvekili Edip Dinç Kızı Şükran Yavuzay	3231	3262
I. Dönem Milletvekili A. Hamdi Ülkümen Oğlu Atila Ülkümen	3231	3262
I. Dönem Milletvekili Garip Ömer Kızı Emine Akıncı	3231	3262

B- Özel Kanunlara Göre Vatani Hizmet Tertibinden Aylık Bağlananlar

Aylık Sahiplerinin İsimleri	Dayandığı Kanun	Aylık Göstergesi 01.01.2008-30.06.2008	Aylık Göstergesi 01.07.2008-31.12.2008
Embiya Çavuş	3275	5806	5862
Hakkı Şenhür	3275	5806	5862
Ali Tabak Eşi Zülfiye Tabak	3275	4645	4690
Hacı Altıner Eşi Cemile Altıner	1062	4645	4690
H. Daniş Tunalıgil Eşi F. Firüze Tunalıgil	2097	4645	4690
İbrahim Kalça Eşi Seyyare Kalça	682	4645	4690
İsa Güneş Eşi Gülçiçek Güneş	2378	4645	4690
İsmail Şevket Erez Eşi F. Necla Erez	2097	4645	4690
Kemal Bahadır Demir Eşi Melek Sina Baydur	1936	4645	4690
Mehmet Akman Eşi Satı Cebeci	6576	4645	4690
Mehmet Şanlı Baydar Eşi N. Güner Baydar	1936	4645	4690
Mevlüt Meriç Eşi Fadime Şahin	1580	4645	4690
Mülazım Deniz Eşi Cevran Deniz	2998	4645	4690
Oktar Cirit Eşi F. Gülen Cirit	2096	4645	4690
Remzi Gürkan Eşi Saffet Gürkan	3275	4645	4690
Tahir Ünlü Eşi Sultan Ünlü	167	4645	4690
Talip Yener Eşi Saniye Kılıç Uysal	2097	4645	4690
Yakup Örgü Eşi Hanife Örgü	870	4645	4690
Yusuf Çelik Eşi K. Makbule Çelik	870	4645	4690
Ahmet Hamdi Efendi Kızı Emel Çardak	330	3231	3262
Ali Tabak Kızı Melek Tabak	3275	3231	3262
Boğazlıyan Kaymakamı Kemal Kızı Müşerref Gürenci	271	3231	3262
Cemal Kaçar Kızı Zeynep Kaçar	3187	3231	3262
Harun Atay Kızı Fatma Atay	6857	3231	3262
H. Daniş Tunalıgil Kızı H. Periel Tunalıgil	2097	3231	3262
Mehmet Kıran Kızı Telli Kıran	2884	3231	3262
Mehmet Şanlı Baydar Kızı A. S. Leyla Baydar	1936	3231	3262
Mehmet Şanlı Baydar Kızı Asuman Baydar	1936	3231	3262

Aylık Sahiplerinin İsimleri	Dayandığı Kanun	Aylık Göstergesi	
		01.01.2008-30.06.2008	01.07.2008-31.12.2008
Mülazım Deniz Kızı Mavuş Deniz	2998	3231	3262
Kaşir Kaçar Kızı Çeşmi Çadırcı	3258	3231	3262
Oktay Cirit Kızı N. Ece Cirit	2096	3231	3262
Süleyman Kulaksız Oğlu Sadık Kulaksız	389	3231	3262
Tahir Ünlü Kızı Şükran Ünlü	167	3231	3262
Tahir Ünlü Kızı Elmas Keskintaş	167	3231	3262
Talip Yener Annesi Nuriye Yener	2097	3231	3262
Talip Yener Babası Sabri Yener	2097	3231	3262

C- 28/5/1986 tarihli ve 3292 sayılı Kanun gereğince Bakanlar Kurulu Kararıyla Vatani Hizmet Tertibinden Aylık Bağlalananlar

Aylık Sahiplerinin İsimleri	Aylık Göstergesi 01.01.2008-30.06.2008	Aylık Göstergesi 01.07.2008-31.12.2008
Abdullah Deliormanlı	5806	5862
Ahmet Kızılkaya	5806	5862
Ali Mutlutürk	5806	5862
Ali Şengüler	5806	5862
Arif Şentürk	5806	5862
Avni Veli Özgürer	5806	5862
Cevdet Gündüzlü	5806	5862
Eşref Özgür	5806	5862
Fehim Karaduman	5806	5862
Gültekin Karaman	5806	5862
Hacer Yücel	5806	5862
Hanifi Aktaş	5806	5862
Hasan Ayyıldız	5806	5862
Hayrettin Öztürk	5806	5862
Hüseyin Babekoğlu	5806	5862
Hüsnü Kahveci	5806	5862
İbrahim Zafer	5806	5862
İsmail Şimşek	5806	5862
Mehmet Karaali	5806	5862
Mehmet Mumcuoğlu	5806	5862
Mümin Akkaş	5806	5862
Mümin Kaşmeroğlu	5806	5862
Nazım Başaran	5806	5862
Niyazi Özgür	5806	5862
Osman Onur	5806	5862
Ramadan Tunalı	5806	5862
Remzi Doğru	5806	5862
Remzi Öztürk	5806	5862

Aylık Sahiplerinin İsimleri	Aylık Göstergesi	
	01.01.2008-30.06.2008	01.07.2008-31.12.2008
Remzi Uçan	5806	5862
Rıdvan Kurtulmuş	5806	5862
Sabri İskender	5806	5862
Salahaddin Galip	5806	5862
Selim Savaş	5806	5862
Şaban Ergül	5806	5862
Şaban Güler	5806	5862
Şaban Özkan	5806	5862
Yakup Yıldırım Türkan	5806	5862
Yusuf Bilgiç	5806	5862
Yusuf Engin	5806	5862
Mahmut Önal (Bölükbaşı) Eşi Neziha Bölükbaşı	4645	4690
Mehmet Karasulu Eşi Ayşe Karasulu	4645	4690
Mümin Vatansever Eşi Zehra Vatansever	4645	4690
M. Fuat Giray Eşi Nermin Giray	4645	4690
M. Mümün Yakup Eşi Meryem Musaoğlu	4645	4690
Orhan Pandur Eşi Şaver Pandur	4645	4690
Sabit Hafızoğlu Eşi Hulusiye Hafızoğlu	4645	4690
Saffet Recep Eşi Zehra Saffetoğlu	4645	4690
Abdülkerim Zırhlı Kızı Yurdagül Zırhlı	3231	3262
Hüsniye Atasoy Kızı Nevin Atasoy	3231	3262
Mehmet Öztürk Kızı Saniye Kayacan	3231	3262
Mehmet Nuri Ateşoğlu Kızı Mübeccel Ateşoğlu	3231	3262
Sabit Hafızoğlu Kızı Derya Hafızoğlu	3231	3262
Salih Sıtkı Fıstıker Kızı Fikriye Şen	3231	3262
Sezai Sanver Kızı Makbule Sanver	3231	3262
Sütçü İmam Kızı Duran Çiftdemir	3231	3262
Veysel Şatıroğlu Kızı Menekşe Süzer	3231	3262
Veysel Şatıroğlu Kızı Zehra Başer	3231	3262

D- 11/10/1983 tarihli ve 2913 sayılı Kanun gereğince Vatani Hizmet Tertibinden Aylık Bağlanan Dünya, Olimpiyat ve Avrupa Şampiyonluğu Kazanan Sporcular

Aylık Sahiplerinin İsimleri	Aylık Göstergesi 01.01.2008-30.06.2008	Aylık Göstergesi 01.07.2008-31.12.2008
Ahmet Ak	5806	5862
Ahmet Ayık	5806	5862
Ahmet Enünlü	5806	5862
Ali Kayalı	5806	5862
Ali Yılmaztekin	5806	5862
Alp Kızılsu	5806	5862
Ali Rıza Alan	5806	5862
Ali Rıza Batur	5806	5862
A. Gazanfer Bilge	5806	5862
A. Nihat Kabanlı	5806	5862
Bayram Şit	5806	5862
Cemal Yenilmez	5806	5862
D. Ali Erbaş	5806	5862
Erol Koyuncu	5806	5862
Ertuğrul Gülcan	5806	5862
Eryetiş Kurtaral	5806	5862
Fevzi Şeker	5806	5862
Hakan İlhan Minare	5806	5862
Hamdullah Aykutluğ	5806	5862
Hasan Güngör	5806	5862
Hasan Sevinç	5806	5862
H. İlyas Alakoç	5806	5862
İbrahim Zengin	5806	5862
İsmet Atlı	5806	5862
İsmail Oğan	5806	5862
Kazım Ayvaz	5806	5862
Kemal Sonunur	5806	5862
Köksal Özoğluöz	5806	5862

Aylık Sahiplerinin İsimleri	Aylık Göstergesi	
	01.01.2008-30.06.2008	01.07.2008-31.12.2008
Mehmet Esenceli	5806	5862
Metin Kaplan	5806	5862
Mithat Bayrak	5806	5862
Muharrem Candaş	5806	5862
Murat Güllü	5806	5862
Mustafa Dağıstanlı	5806	5862
Müzahir Sille	5806	5862
Nuri Eroğlu	5806	5862
Ömer Topuz	5806	5862
Remzi Musaoğlu	5806	5862
Reşit Karabacak	5806	5862
Sefer Baygın	5806	5862
Sunay Bulut	5806	5862
S. Sırrı Acar	5806	5862
Tevfik Kış	5806	5862
Tülay Caner	5806	5862
Yaşar Yılmaz	5806	5862
Yılmaz Helvacıoğlu	5806	5862
Ahmet Bilek Eşi Ayten Bilek	4645	4690
Ali Adem Eşi Esma Şenyüzlü	4645	4690
Celal Atik Eşi Nadiye Atik	4645	4690
Hasan Gemici Eşi Nezahat Gemici	4645	4690
Mahmut Atalay Eşi Perihan Atalay	4645	4690
Nasuh Akar Eşi Ayşe Akar	4645	4690
Nurettin Zafer Eşi Kıymet Zafer	4645	4690
Osman Akbaş Eşi Ayşe Akbaş	4645	4690
Rıza Doğan Eşi Nazmiye Doğan	4645	4690
Servet Meriç Eşi Bedia Meriç	4645	4690

Aylık Sahiplerinin İsimleri	Aylık Göstergesi	
	01.01.2008-30.06.2008	01.07.2008-31.12.2008
Suat Kaledelen Eşi Z. Gönül Kaledelen	4645	4690
Ahmet Mersinli Kızı Dilara Mersinli	3231	3262
Ahmet Mersinli Kızı Lilvana Mersinli	3231	3262
Cemal Kılıç Kızı Yeter Kılıç	3231	3262
Halil Şükrü Kızı Zehra Savaşman	3231	3262
Mehmet Cavit Efendi Kızı Hülya Oktav	3231	3262
Mehmet Kartal Kızı Figen Özagil	3231	3262

END